

ZURICH
FINANCIAL SERVICES

RECEIVED
2006 FEB 22 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference RR/jp
Date 02/16/2006

06011464

SUPPL

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sir or Madam

Enclosed herewith please find the English version of the news release regarding the Annual Results 2006:

- "Zurich reports record operating performance despite record natural catastrophes", dated February 16, 2005.

Please find enclosed the following additional documents:

- Financial Highlights
- Financial Review
- Consolidated Financial Statements
- Embedded Value Results
- Financial Supplements 2005
- Analysts Presentation
- Media Presentation

PROCESSED
MAR 08 2006
THOMSON
FINANCIAL

RECEIVED
2006 FEB 22 P 2:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services

Raffaella Russi

Enclosure

News Release

RECEIVED
2006 FEB 22 P 2:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


ZURICH

Zurich reports record operating performance despite record natural catastrophes

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, February 16, 2006 – For the year 2005, Zurich Financial Services Group (Zurich) reports a 30% increase in net income attributable to shareholders to USD 3.2 billion, or CHF 27.11 per share. All businesses contributed to the outstanding result. The Board of Directors proposes a payout to shareholders of CHF 7.00 per share, compared with CHF 4.00 per share in 2004. Other performance highlights[1] include:

- **Return on equity (ROE)[2] of 15.5% compared with 13.6% in 2004**
- **Business operating profit (BOP) of USD 3,947 million, an increase of 32%, and BOP ROE[2] after tax of 13.6% compared with 12.6% in 2004**
- **Combined ratio of 100.8% (compared with 102.0% in 2004) with the impact of catastrophes contributing 4.6 percentage points**
- **New business profit margin in Life Insurance of 14.5%, an improvement of 3.1 percentage points**
- **Net investment income on Group investments of USD 7.8 billion, an increase of 4%, and total investment return of 5.5%**
- **Shareholders' equity of USD 22.4 billion, an increase of 9%**

James J. Schiro, Chief Executive Officer of Zurich, said: "We are reporting a record performance following the insurance industry's most severe natural catastrophe year on record. It was achieved on the basis of our commitment to operational excellence and supported by our well-diversified portfolio and strong balance sheet. I am confident that we have a solid platform that will allow us to pursue sustainable profitable growth and attractive shareholder returns going forward."

The results underscore the importance of Zurich's ongoing effort to create efficiency gains from implementing common approaches to underwriting,



distribution, claims processing and reserving collectively known as The Zurich Way. In 2005, benefits of The Zurich Way were well in excess of our target of USD 500 million. The Group plans further efficiency gains of USD 1 billion in the next two years, with the bulk of the improvements expected from better underwriting, distribution, and claims handling. Less than 20% of efficiency gains are expected to come from cost reductions.

The quality and strength of Zurich's well diversified portfolio both in terms of lines of business and geography also mitigated the impact of the severe catastrophes, which accounted for 4.6 percentage points of the combined ratio of 100.8%. The Farmers Management Services and Life Insurance segments, which by their very nature are less or not affected by the volatility recently seen in general insurance, contributed more than half of the business operating profit in 2005.

Segment performance

General Insurance. All businesses reported positive earnings contributions. Business operating profit rose 54% to USD 1,914 million. The improvement was supported by the strong underwriting performance in the Europe General Insurance and International Businesses divisions, an 18% increase in the segment's net investment income, and significantly reduced prior-year developments. These factors mitigated the impact of natural catastrophes in the North America Commercial and Global Corporate business divisions. The total impact of catastrophes net of reinsurance and including reinsurance reinstatement premiums was USD 1.3 billion or 4.6 percentage points of the combined ratio of 100.8%. The combined ratio improved 1.2 percentage points compared with 2004. Reflecting the Group's policy to only accept business in markets where rates permit underwriting at or in



excess of our hurdle rate, gross written premiums and policy fees in General Insurance declined 1% to USD 33.4 billion.

Prices in Zurich's general insurance markets continue to permit underwriting at or in excess of the Group's hurdle rate. They rose strongly in lines of business affected by last year's extraordinary series of natural catastrophes. Zurich's financial strength and its presence in attractive markets around the world ensure the Group's General Insurance operations are well placed to pursue sustainable profitable growth in the future.

Life Insurance. The Life Insurance segment has moved forward on its turnaround, which focused on the redesign and restructuring of several operations. It has delivered steadily increased earnings over the course of 2005 and a new business profit margin of 14.5%, which exceeds the 12% target margin. Business operating profit increased 16% to USD 1,079 million. Gross new premiums written (using the industry standard measure Annual Premium Equivalent – APE) declined 4% to USD 2.3 billion. However, this decline was primarily accounted for by the redesign of the group life business in Switzerland and the exceptional demand raising 2004 sales in Germany in anticipation of a change in tax benefits. Although new business in Germany declined 34%, Zurich's market share in Germany rose from 5.2% to close to 6%. New business gained strong momentum in Ireland, Italy and the UK. In Spain, volume more than doubled and Zurich achieved a significant gain in market share.

Measures to further strengthen the segment's distribution are taking hold, and the Group's Life Insurance businesses are well positioned to achieve profitable growth in a favorable market environment.


ZURICH

Farmers Management Services. Farmers Management Services achieved growth in business operating profit of 10% to USD 1,221 million due to growth in management fees and other related revenue. This, in turn, was based on increased gross premiums earned by the Farmers Exchanges, which Zurich manages but does not own. Despite a record catastrophe year, the Exchanges added USD 484 million to surplus, bringing total surplus growth to USD 946 million since January 1, 2004. Having met the surplus growth commitment of USD 1 billion nearly one year ahead of schedule, the Exchanges are now well positioned for profitable growth going forward.

Other Businesses. The Other Businesses segment nearly doubled business operating profit to USD 441 million compared with USD 229 million in 2004. Although Farmers Re was impacted by hurricane losses and changes in reinsurance business ceded by the Farmers Exchanges, it contributed USD 196 million. Centre benefited from the successful commutation of several contracts. It achieved a business operating profit of USD 222 million compared with USD 47 million in 2004.

Investment performance. Net investment income for Group investments increased 4% to USD 7.8 billion. Including net realized capital gains and accounting for movements in net unrealized gains, the total investment result was USD 10.3 billion, which generated a return of 5.5% on average investments of USD 185.1 billion.

Payout to shareholders

The proposed total payout to shareholders of CHF 7.00 per share is comprised of a regular dividend of CHF 4.60 and a payout of CHF 2.40 per share in form of a reduction of the nominal value of each share from CHF 2.50 to CHF 0.10. The proposed total payout of CHF 7.00 per share


ZURICH

is expected around the beginning of July 2006. The nominal value reduction is subject to the fulfillment of all necessary requirements.

[1] All comparisons refer to the full year 2004, which was restated for new and revised International Financial Reporting Standards.

[2] ROE is calculated on common shareholders' equity. See the Financial Supplement and the Financial Review on the Investor Relations page of our Web site www.zurich.com for further information.

Note to editors:

There will be a media conference at 10:15 a.m. CET at the Zurich Development Center, Keltenstrasse 48, Zurich. Reporters who cannot participate in person may dial in by telephone. Please note that during the Q&A session no questions will be taken from participants dialing in.

Dial-in numbers:

- Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The presentation to analysts and investors will be webcast on our Web site www.zurich.com live from 1:30 p.m. CET followed by a webcast playback available after 5 p.m. CET. Reporters may listen in by telephone. Please dial the numbers given above.

Presentations for analysts and media, as well as supplemental information including information on the business divisions, will be available on our Web site www.zurich.com. Please click on the "Annual Results 2005 - Media View" button on the bottom right corner of our homepage.


ZURICH

Zurich Financial Services Group (**Zurich**) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.


ZURICH

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for years ended December 31, 2005 and 2004 and the financial position as of December 31, 2005 and 2004. The 2004 amounts have been restated for the implementation of new and revised accounting standards. Certain prior year amounts have also been reclassified to conform to the 2005 presentation.

Consolidated operating statements

in USD millions, for the years ended December 31	2005	2004	Change
Gross written premiums and policy fees	**46,797**	49,236	(5%)
Net investment result	**23,147**	15,595	48%
of which: Net investment income on Group investments	**7,782**	7,460	4%
Business operating profit	**3,947**	2,988	32%
Net income attributable to shareholders	**3,214**	2,466	30%

Consolidated balance sheets

in USD millions, as of December 31	2005	2004	Change
Total investments	**277,293**	282,155	(2%)
Reserves for insurance contracts	**219,924**	228,029	(4%)
Liabilities for investment contracts	**40,999**	39,260	4%
Senior and subordinated debt	**7,540**	5,871	28%
Shareholders' equity	**22,426**	20,515	9%

General Insurance key performance indicators

for the years ended December 31	2005	2004	Change
Business operating profit (in USD millions)	**1,914**	1,241	54%
Combined ratio	**100.8%**	102.0%	1.2 pts

Life Insurance key performance indicators

for the years ended December 31	2005	2004	Change
Business operating profit (in USD millions)	**1,079**	934	16%
New business profit margin (in % of APE)	**14.5%**	11.4%	3.1 pts

Return on common shareholders' equity (ROE)

returns for the years ended December 31[1]	2005	2004	Change
Return on common shareholders' equity (ROE)	**15.5%**	13.6%	1.9 pts
Business operating profit (after tax) return on common shareholders' equity	**13.6%**	12.6%	1.0 pts

Per share data

for the years ended December 31	2005	2004	Change
Diluted earnings per share (in CHF)	**27.11**	20.83	30%

[1] ROE is based on net income attributable to common shareholders.


ZURICH

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

Financial Highlights

RECEIVED

The following table presents the summarized consolidated results of the Group for the years ended December 31, 2005 and 2004 and the financial positions as of December 31, 2005 and 2004. The 2004 amounts have been restated for the implementation of new and revised accounting standards. Certain prior year amounts have also been reclassified to conform to the 2005 presentation.

Consolidated operating statements

in USD millions, for the years ended December 31	2005	2004	Change
Gross written premiums and policy fees	**46,797**	49,236	(5%)
Net investment result	**23,147**	15,595	48%
of which: Net investment income on Group investments	**7,782**	7,460	4%
Business operating profit	**3,947**	2,988	32%
Net income attributable to shareholders	**3,214**	2,466	30%

Consolidated balance sheets

in USD millions, as of December 31	2005	2004	Change
Total investments	**277,293**	282,155	(2%)
Reserves for insurance contracts	**219,924**	228,029	(4%)
Liabilities for investment contracts	**40,999**	39,260	4%
Senior and subordinated debt	**7,540**	5,871	28%
Shareholders' equity	**22,426**	20,515	9%

General Insurance key performance indicators

for the years ended December 31	2005	2004	Change
Business operating profit (in USD millions)	**1,914**	1,241	54%
Combined ratio	**100.8%**	102.0%	1.2 pts

Life Insurance key performance indicators

for the years ended December 31	2005	2004	Change
Business operating profit (in USD millions)	**1,079**	934	16%
New business profit margin (as % of APE)	**14.5%**	11.4%	3.1 pts

Return on common shareholders' equity (ROE) [1]

Returns for the years ended December 31	2005	2004	Change
Return on common shareholders' equity (ROE)	**15.5%**	13.6%	1.9 pts
Business operating profit (after tax) return on common shareholders' equity	**13.6%**	12.6%	1.0 pts

Per share data

for the years ended December 31	2005	2004	Change
Diluted earnings per share (in CHF)	**27.11**	20.83	30%

[1] ROE is based on net income attributable to common shareholders.

Zurich share performance (indexed) since September 4, 2002


in %
09/2002
03/2003
09/2003
03/2004
09/2004
03/2005
09/2005
350
300
250
200
150
100
50
0

—— Zurich Financial Services —— Swiss Market Index DJ Stoxx Insurance

Source: Datastream

Key Performance Indicators

Business operating profit



in USD millions, for the years ended December 31	Total		General Insurance		Life Insurance		Farmers Mgmt Services		Other Businesses		Corporate Functions	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	3,947	2,988	**1,914**	1,241	**1,079**	934	**1,221**	1,109	**441**	229	**(708)**	(525)

General Insurance combined ratio

in %, for the years ended December 31	Total		Global Corporate		North America Commercial		Europe General Insurance		International Businesses		Centrally Managed Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	100.8%	102.0%	**107.4%**	93.9%	**106.3%**	121.9%	**93.8%**	92.5%	**94.0%**	93.0%	**482.2%**	156.8%

Life Insurance - [1] new business profit margin, after tax (in % of APE)

Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
14.5%	11.4%	**42.0%**	61.0%	**8.9%**	5.4%	**16.6%**	12.0%	**15.7%**	10.0%	**17.1%**	13.9%	**17.0%**	3.1%

[1] In %, for the years ended December 31.

Life Insurance [1] embedded value operating return, after tax

Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
10.9%	10.8%	**14.1%**	15.0%	**6.2%**	4.4%	**10.9%**	33.8%	**21.9%**	9.2%	**17.1%**	16.2%	**15.8%**	13.7%

[1] For the years ended December 31, in %, not adjusted for foreign currency translation effects.



Financial Review

Amounts for 2004 have been restated for the implementation of several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework, which became effective January 1, 2005. Details are set out in note 3 to our Consolidated Financial Statements. Amounts for 2004 have also been restated to conform to the current presentation of segments.

Group Performance Highlights

The Zurich Financial Services Group (the Group) earned net income attributable to shareholders of USD 3.2 billion for the year ended December 31, 2005, an increase of 30% compared with USD 2.5 billion for the year ended December 31, 2004. The increase in net income attributable to shareholders was recorded despite the record catastrophe costs in 2005 and demonstrates the benefits of the diversity of our operations.

Key financial highlights

in USD millions, for the years ended December 31	2005	2004	Change
Gross written premiums and policy fees	**46,797**	49,236	(5%)
Net investment result [1]	**23,147**	15,595	48%
net of policyholder dividends and participation in profits	**8,715**	6,843	27%
Business operating profit	**3,947**	2,988	32%
Net income attributable to shareholders	**3,214**	2,466	30%
General Insurance combined ratio	**100.8%**	102.0%	1.2 pts
Life Insurance new business profit margin (as % of APE)	**14.5%**	11.4%	3.1 pts
Diluted earnings per share (in CHF)	**27.11**	20.83	30%
Return on common shareholders' equity (ROE) [2]	**15.5%**	13.6%	1.9 pts
Business operating profit (after tax) return on common shareholders' equity [2]	**13.6%**	12.6%	1.0 pts

[1] Net investment result includes net investment income and net capital gains on investments and impairments.
[2] Performance measures for 2004 are based on financial information as restated. ROE is based on net income attributable to common shareholders.

Performance overview

Business operating profit increased by USD 959 million, or 32%, for the year ended December 31, 2005, to USD 3.9 billion.

- The Group achieved excellent results with improvements in all performance measures for each of our operating segments, continuing the quality of our earnings reported throughout the year.
- The **General Insurance** segment contributed **business operating profit** of USD 1.9 billion and a combined ratio of 100.8%, an improvement of 1.2 percentage points from 2004. The General Insurance business operating profit absorbed losses and reinstatement premiums of USD 1.2 billion and USD 111 million for hurricanes and floods respectively, impacting our combined ratio by 4.6 percentage points.
- In our **Life Insurance** segment we realized the benefits of our business model changes and refocused product strategy, resulting in an increase to our **new business profit margin** of 3.1 percentage points. Key elements included the launch of Openwork in the United Kingdom in June 2005, cost savings in Europe and increased sales of unit-linked products resulting in an increase to business operating profit of USD 145 million to USD 1.1 billion in 2005.
- **Farmers Management Services** continued its strong performance with a 10% increase in business operating profit to USD 1.2 billion in 2005 driven by higher fee and investment income, along with tight cost controls.
- **Other Businesses** contributed USD 212 million to the increase in the Group's business operating profit, largely driven by **Centre's** continued successful commutations.

- During 2005 the Group issued USD 1.7 billion of ECAPS and EUR 500 million of debt through its EMTN Programme, which, together with the full year effect of the 2004 EMTN issuance, contributed to the increase of USD 84 million in **interest expense on debt**.
- Higher short-term interest rates in the United States, higher dividend income in Europe and International Businesses as well as a higher average invested asset base (after adjusting for foreign currency effects) resulted in an increase to **net investment income** of USD 712 million, or 8%, to USD 9.8 billion.

Net income before income taxes increased by USD 1.8 billion, or 49%, from USD 3.7 billion to USD 5.5 billion in 2005.

- Lower long-term interest rates in Europe and higher equity markets resulted in an increase to our **net capital gains on investments and impairments** of USD 6.8 billion, to USD 13.4 billion, of which, USD 12.4 billion is distributable to policyholders.

Net income attributable to shareholders *increased by USD 748 million, or 30%, to USD 3.2 billion in 2005* compared with USD 2.5 billion in 2004.

- The shareholders' **effective tax rate** was 29.1% compared with 23.2% in 2004. The Group's overall effective income tax rate of 39.1% includes the impact of tax expense attributable to policyholders in certain jurisdictions. This rate increased by 9.2 percentage points from 29.9 % in 2004. The increases in both rates are primarily due to the recognition of significant deferred tax assets in 2004 for net operating losses which were not repeated in 2005.

Our **business operating profit (after tax) return on common shareholders' equity** increased by 1.0 percentage point to 13.6%. The increase in our **return on common shareholders' equity** of 1.9 percentage points to 15.5% is greater primarily due to the increase in net capital gains on investments.

Diluted earnings per share increased by CHF 6.28 per share, or 30%, to CHF 27.11 per share in 2005 compared with CHF 20.83 per share in 2004.

Total payout to shareholders of CHF 7.00 per share comprises a dividend of CHF 4.60 per share and a payout of CHF 2.40 per share in the form of the nominal value of each registered share. The proposed total payout of CHF 7.00 per share is expected around the beginning of July 2006, subject to approval by the Annual General Meeting. The nominal value reduction is further subject to the fulfillment of the necessary requirements and the registration of the share capital reduction in the Commercial Registrar of the Canton of Zurich. The proposed value reduction would reduce the nominal value of each registered share from CHF 2.50 to CHF 0.10.

Measuring business performance

We manage our business units on their underlying performance using the measure of business operating profit. Business operating profit eliminates the impact of financial market volatility and other non-operational variables enabling us to assess the underlying insurance performance of each business.

Business operating profit reflects adjustments for net capital gains on investments and impairments (except for the capital markets and banking operations included in Other Businesses), policyholders' share of investment results for the life business, non-operational foreign exchange movements, and significant items arising from special circumstances including gains and losses on divestments of businesses. Non-operational foreign exchange movements arise from intercompany foreign currency hedging and the corporate financing of subsidiaries which are not a reflection of local operating activities and are, therefore, not included in the calculation of business operating profit. Business operating profit is not a substitute for net income as determined in accordance with International Financial Reporting Standards (IFRS).

Reconciliation of net income before shareholders' taxes and business operating profit

in USD millions, for the years ended December 31	**2005**	2004
Net income before shareholders' taxes	**4,694**	3,350
Adjusted for: Net capital gains on investments and impairments, excluding capital markets and banking activities and certain securities held for specific economic hedging purposes	**(13,205)**	(6,378)
Policyholder allocation of net capital gains on investments and impairments	**12,416**	6,155
Net income attributable to minority interests	**(116)**	(106)
Net loss/(gain) on divestments of businesses	**2**	(88)
Restructuring provisions and other	**156**	55
Business operating profit	**3,947**	**2,988**

Business operating profit and gross written premiums and policy fees by business segment

in USD millions, for the years ended December 31	**Business operating profit**		**Gross written premiums and policy fees**	
	2005	2004	**2005**	2004
General Insurance	**1,914**	1,241	**33,401**	33,855
Life Insurance	**1,079**	934	**10,535**	10,948
Farmers Management Services	**1,221**	1,109	**–**	–
Other Businesses	**441**	229	**3,004**	4,704
Corporate Functions	**(708)**	(525)	**182**	139
Total [1]	**3,947**	2,988	**46,797**	49,236

[1] After intersegment eliminations.

General Insurance Highlights

In 2005, we benefited from our well diversified portfolio allowing us to improve our underwriting result in certain markets and lines of business, while absorbing losses in others. We have experienced growth in expanding markets, and at the same time, by maintaining pricing discipline, we have improved the underlying profitability across the General Insurance segment.

We continued our operational progress by focusing on The Zurich Way, improving our product mix and by adapting our reinsurance programs. The purchase of reinsurance is managed centrally and is used to protect our balance sheet and manage our use of capital.

During 2005 we embedded The Zurich Way of Reserving which was launched in 2004. With The Zurich Way of Reserving, we have moved to global processes reflecting best practices. Reserves governance has been strengthened through centralization of the actuarial reporting structure, and peer reviews providing additional insight and confidence.

The Zurich Way of Claims Management focused on customer experience, and control of expense and indemnity costs. We enhanced our relationship with customers by reducing cycle times and through consistent service standards. We lowered our expenses through streamlined operations and vendor management, and benefited from efficiencies created through increased use of technology, as well as through consistent use of best practices.

We continued our disciplined underwriting approach through The Zurich Way of Underwriting and, where in some lines of business, rates were not adequate to meet our technical price targets, we have chosen not to write that business. This process emphasizes underwriting profit and appropriate risk selection rather than just premium growth. As with the actuarial and claims functions, we have centralized the reporting structure to ensure consistency in approach and application of common methodologies.

General Insurance - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Gross written premiums and policy fees	**33,401**	33,855	(1%)
Net earned premiums and policy fees	**27,569**	26,937	2%
Insurance benefits and losses, net of reinsurance	**(21,068)**	(21,455)	2%
Net underwriting result	**(223)**	(537)	58%
Business operating profit	**1,914**	**1,241**	**54%**
Loss ratio	**76.4%**	79.7%	3.3 pts
Expense ratio	**24.4%**	22.3%	(2.1 pts)
Combined ratio	**100.8%**	**102.0%**	**1.2 pts**

Business operating profit for the General Insurance segment increased by USD 673 million to USD 1.9 billion in 2005 from USD 1.2 billion in 2004. This performance was achieved in a year of exceptional catastrophes. After consideration of the catastrophe losses and reinstatement premiums, the **net underwriting result** improved by USD 314 million.

The combined ratio has improved by 1.2 percentage points to 100.8%. The catastrophes, which largely affected Global Corporate, North America Commercial, and to a lesser extent, Europe General Insurance, contributed 4.6 percentage points to the General Insurance **combined ratio** for the year ended December 31, 2005. Excluding the impact of the catastrophes, the improved underwriting result for General Insurance was driven by strong performances in North America Commercial, Europe General Insurance and International Businesses.

In addition, net investment income was a significant contributor to the General Insurance result for the year. **Net investment income** increased by 18% due to improved asset yields and a higher average invested asset base.

Gross written premiums and policy fees decreased by USD 454 million to USD 33.4 billion. This decrease is largely driven by our decision to cease writing certain specialty lines of business that did not meet our technical price targets. Other contributing factors include rate decreases over the first three quarters of 2005 in certain property and casualty lines of business. Based on the improvements to our underwriting processes, as well as increases in reinsurance rates, the Group decided to retain more current accident year risk during 2005, resulting in an increase to net earned premiums of USD 632 million.

Summary of catastrophe impacts for General Insurance

in USD millions, for the years ended December 31	2005					2004
	Katrina	Rita	Wilma and others	European floods	Total	Total
Gross losses and loss adjustment expenses	1,982	345	570	208	**3,105**	1,211
Losses and loss adjustment expenses ceded	(1,436)	(133)	(318)	(97)	**(1,984)**	(483)
Net losses and loss adjustment expenses	546	212	252	111	**1,121**	728
Reinstatement premiums incurred	143	2	8	–	**153**	34
Total pre-tax impact	**689**	**214**	**260**	**111**	**1,274**	**762**
Net earned premiums					**27,569**	26,937
Impact on the combined ratio	2.5%	0.8%	0.9%	0.4%	**4.6%**	2.8%

We have previously reported that USD 1.0 billion had been recorded for catastrophes and that we estimated the costs for Hurricane Wilma to be USD 300 million, aggregating to USD 1.3 billion. As of December 31, 2005 there has been no change to this estimate.

The Group continues to manage its exposure to catastrophes by reviewing pricing and reinsurance purchasing in conjunction with the magnitude of risk being underwritten. If we are unable to obtain the right price for risk exposure, we will not write that business.

General Insurance - business operating profit

in USD millions, for the years ended December 31	Total		Global Corporate		North America Commercial		Europe General Insurance		International Businesses		Centrally Managed Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	1,914	1,241	**25**	585	**223**	(1,298)	**1,509**	1,564	**256**	244	**(99)**	146

1,500
1,000
500
0
(500)

General Insurance - combined ratio


for the years ended December 31
Total
Global Corporate
North America Commercial
Europe General Insurance
International Businesses
Centrally Managed Businesses
2005 2004
100.8% 102.0%
107.4% 93.9%
106.3% 121.9%
93.8% 92.5%
94.0% 93.0%
482.2% 156.8%
100%
50%

Global Corporate

Global Corporate serves multinational companies with products tailored to their domestic and international insurance needs. Our global network enables us to operate across national, regional and functional boundaries. We provide our customers with the benefit of our international expertise and detailed local knowledge.

Global Corporate - highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross written premiums and policy fees	**6,526**	6,818	(4%)
Net earned premiums and policy fees	**4,567**	4,794	(5%)
Insurance benefits and losses, net of reinsurance	**(4,110)**	(3,700)	(11%)
Net underwriting result	**(338)**	291	nm
Business operating profit	**25**	**585**	**(96%)**
Loss ratio	**90.0%**	77.2%	(12.8 pts)
Expense ratio	**17.4%**	16.7%	(0.7 pts)
Combined ratio	**107.4%**	**93.9%**	**(13.5 pts)**

Catastrophes and an increasingly competitive market environment resulted in a decrease of USD 560 million, or 96%, for a **business operating profit** of USD 25 million compared with 2004.

Costs of catastrophes in North America and Europe of USD 471 million, as well as a few large individual property losses relating to fire and floods of USD 183 million contributed 14.3 percentage points to the 2005 **loss ratio** after the benign experience of 2004.

Rate decreases in the US and Europe together with our underwriting discipline resulted in a decrease in **gross written premiums and policy fees** of USD 292 million, or 4%, to USD 6.5 billion. Total net technical expenses remained relatively stable; however, the decrease in net earned premiums and policy fees resulted in the 0.7 percentage point increase in the **expense ratio**.

Net investment income increased by USD 18 million, or 5%, to USD 410 million compared with 2004 due to a higher average invested asset base.

North America Commercial

We are a leading commercial property and casualty insurance provider in North America, serving our commercial customers, including middle market, small business, specialties and program sectors in the US and Canada.

North America Commercial - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Gross written premiums and policy fees	**12,511**	12,772	(2%)
Net earned premiums and policy fees	**9,152**	8,415	9%
Insurance benefits and losses, net of reinsurance	**(7,270)**	(8,456)	14%
Net underwriting result	**(574)**	(1,842)	69%
Business operating profit	**223**	**(1,298)**	**nm**
Loss ratio	**79.4%**	100.5%	21.1 pts
Expense ratio	**26.9%**	21.4%	(5.5 pts)
Combined ratio	**106.3%**	**121.9%**	**15.6 pts**

Gross written premiums and policy fees declined by 2% to USD 12.5 billion in 2005 compared with the prior year primarily due to the decision to reduce certain specialties lines of business where rates did not meet our technical price target as well as rate decreases in both the property and casualty lines of business. However, premiums ceded to reinsurers have decreased by USD 1.4 billion due to revised exposures and reductions of some reinsurance programs in order to retain more profitable business as our capacity increased with the strength of our balance sheet. Consequently, **net earned premiums and policy fees** increased 9% to USD 9.2 billion in 2005.

Insurance benefits and losses, net of reinsurance, decreased by 14% to USD 7.3 billion in 2005, compared with 2004 due to lower prior year loss development partially offset by higher current year losses caused by the hurricanes and the changes to our reinsurance program.

Increased cash flows from operations, higher yields as well as a higher average invested asset base resulted in an increase of USD 294 million to **net investment income** in 2005 compared with 2004.

The **net underwriting result** improved by USD 1.3 billion and contributed to an improved business operating profit, although significant items impact the result. In particular, the hurricanes in North America resulted in **losses and loss adjustment expenses** of USD 634 million and reinstatement premiums of USD 84 million.

The changes in our reinsurance program and resultant lower commissions, combined with a one-time increase in underwriting expense for a change in accounting classification, and one-off cost savings in 2004 not repeated in 2005, resulted in a net 5.5 percentage point increase in the **expense ratio**.

Europe General Insurance

Europe General Insurance consists of commercial and personal customer segments. Our largest markets in Europe are the UK, Germany, Switzerland, Italy and Spain. Additionally, we are well-positioned in Ireland, Portugal and Austria.

Europe General Insurance - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Gross written premiums and policy fees	**12,184**	12,258	(1%)
Net earned premiums and policy fees	**11,727**	11,726	0%
Insurance benefits and losses, net of reinsurance	**(8,285)**	(8,089)	(2%)
Net underwriting result	**729**	886	(18%)
Business operating profit	**1,509**	**1,564**	**(4%)**
Loss ratio	**70.7%**	69.0%	(1.7 pts)
Expense ratio	**23.1%**	23.5%	0.4 pts
Combined ratio	**93.8%**	**92.5%**	**(1.3 pts)**

Business operating profit of USD 1.5 billion continued to be a major contribution to the Group's results though it decreased by USD 55 million in 2005.

Market competition in the UK has intensified during 2005, with rate decreases in most commercial lines, in particular in liability. We have maintained our pricing integrity which has resulted in reduced volume across most major commercial lines in the UK. In contrast we have maintained both rate and volume in the UK commercial property account despite the market conditions. Germany experienced an overall increase in gross written premiums and policy fees of 1%, primarily attributable to higher volume in commercial lines, partially offset by rate decreases in personal lines as a result of the softening market conditions primarily in the motor business. In Italy, we experienced overall growth of 9% partly due to the new agents added to our sales force. Spain grew by 7% and is benefiting from several initiatives implemented over the last two years including a sales efficiency program and the impact of the implementation of The Zurich Way of Underwriting in 2005.

Net earned premiums and policy fees of USD 11.7 billion have remained at the same level in both 2005 and 2004 benefiting from higher premium retention levels.

The **net underwriting result** decreased by 18%, or USD 157 million, to USD 729 million in 2005 with the **combined ratio** increasing by 1.3 percentage points to 93.8%, resulting from 1.7 percentage point increase in the loss ratio offset by 0.4 percentage point improvement in the expense ratio.

The 1.7 percentage point increase in the **loss ratio** was impacted by the European flood losses in August 2005, mainly affecting our Swiss business, and the 2004 effect in the UK of the favorable loss experience and the release of reserves. Favorable loss experience in Germany was broadly offset by higher than average claims and frequency in Spain.

The **expense ratio** improved by 0.4 percentage points to 23.1% primarily driven by improvements in Switzerland and Spain, as well as from a one-time gain of USD 53 million in Switzerland from the changes to its pension plan.

The increase of USD 151 million in **net investment income** to USD 1.1 billion in 2005 is primarily due to positive operational cash flows resulting in a higher average invested asset base, with the main contribution from the UK.

International Businesses

Our International Businesses division consists of Asia Pacific, Latin America and Rest of International Businesses with Australia, South Africa and Japan being the largest units.

Australia concentrates on the small and medium enterprises and corporate markets, and has a single channel distribution strategy focused on brokers.

South Africa has a product mix that is currently 70% commercial business and 30% personal business and utilizes the broker distribution channel for its business.

Japan is focused on both personal and corporate lines. Personal lines account for approximately 80% of the business. The core products are auto insurance, which is sold directly to the consumer, and personal accident insurance.

International Businesses - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Gross written premiums and policy fees	**2,871**	2,765	4%
Net earned premiums and policy fees	**2,081**	1,915	9%
Insurance benefits and losses, net of reinsurance	**(1,247)**	(1,131)	(10%)
Net underwriting result	**123**	135	(9%)
Business operating profit	**256**	**244**	**5%**
Loss ratio	**59.9%**	59.1%	(0.8 pts)
Expense ratio	**34.1%**	33.9%	(0.2 pts)
Combined ratio	**94.0%**	**93.0%**	**(1.0 pts)**

Business operating profit increased by USD 12 million to USD 256 million reflecting higher gross written premiums and policy fees and lower premiums ceded. Partially offsetting these contributions are increased loss and loss adjustment expenses in South Africa and Japan.

Gross written premiums and policy fees increased by USD 106 million, or 4%, to USD 2.9 billion in 2005 compared with 2004. Approximately half of this increase arose in Japan resulting from increased marketing and successful collaboration with credit card companies. The remainder of the increase is primarily contributed by South Africa and Venezuela which experienced rate and volume growth, respectively. Premiums ceded to reinsurers decreased by USD 93 million. Consequently, **net earned premiums and policy fees** increased by USD 166 million to USD 2.1 billion in 2005.

A USD 110 million increase in **losses and loss adjustment expenses** is partly due to the growth in net earned premiums. Other contributing factors include an increase in losses and loss adjustment expenses in South Africa of USD 35 million from increased frequency and severity of weather related losses in 2005 compared with 2004, which was a relatively benign year. Hurricane Wilma accounted for USD 14 million of losses and loss adjustment expenses in 2005. **Underwriting and policy acquisition costs** also increased in 2005 compared with 2004, largely due to changes in reinsurance structures resulting in lower ceded commissions.

Net investment income increased by USD 32 million, or 26%, due to a mixture of higher average invested asset base resulting from increased cash flows, higher dividend income in Australia and South Africa and higher interest income in Australia, Mexico and Venezuela.

Centrally Managed Businesses

The use of reinsurance is a key component of the Group's risk mitigation and capital management strategies. The Centrally Managed Businesses division includes our internal reinsurance programs.

Centrally Managed Businesses - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Gross written premiums and policy fees	**275**	297	(7%)
Net earned premiums and policy fees	**42**	87	(52%)
Insurance benefits and losses, net of reinsurance	**(156)**	(79)	(97%)
Net underwriting result	**(159)**	(49)	nm
Business operating profit	**(99)**	**146**	**nm**

During 2005 a small number of individually significant losses resulted in a **net underwriting loss** of USD 159 million and a **business operating loss** of USD 99 million in 2005 compared with a business operating profit of USD 146 million in 2004.

As a consequence of the gradual transfer, starting in 2003, of our intra-Group reinsurance transactions to the regions that wrote the underlying premiums, as well as further optimization of our reinsurance purchasing, **net earned premiums and policy fees** decreased to USD 42 million, a decline of USD 45 million, or 52%, compared with the prior year.

Life Insurance Highlights

In 2005 we saw the continuing rewards from our efforts to strengthen sustainable Life Insurance results. We made further progress in refocusing our business portfolio, redefining our business model, de-risking our balance sheet and optimizing our expense base. Our refocused product range is gaining further acceptance in the marketplace, with total new business up after adjusting for the 2004 sales spike in Germany.

Since 2002 we have divested numerous life businesses to focus on profitable growth in our markets. We are making major changes to our business model in Switzerland and in the UK. In Switzerland we redesigned our group pension business model. In the UK we have consolidated our remaining life portfolios into a single entity, permitting further operating and commercial synergies. Openwork, our new distribution company, was launched in June 2005 and sells products manufactured by the Group and other selected partners, to take full advantage of the new flexibility permitted by UK regulation. The value realized by Openwork will be shared between the Group and its franchise partners who have shown very strong support for the new model.

We are concentrating on protection and lump sum savings, especially unit-linked business, and de-emphasizing guaranteed products or those with low margins. Our new product range is gaining traction in the marketplace. Our innovative products and service levels are being recognized, with Germany, Ireland and the UK receiving awards for excellent customer service and product quality in the recent past.

The Zurich Way initiatives will enable us to further stabilize our growth and to take full advantage of the momentum we have created. The Zurich Way Sales Excellence program is improving the productivity of our tied agents. Also under The Zurich Way, we are looking at further opportunities for efficiencies and cost saving. And we will continue to develop new and innovative products focused on market niches where we have competitive advantage. Despite the encouraging progress, we face continuing challenges in our highly competitive markets, where margins are under pressure. Nonetheless, we believe we have laid solid foundations for the future.

Life Insurance - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Insurance deposits	**9,807**	8,791	12%
Gross written premiums and policy fees	**10,535**	10,948	(4%)
Net investment result	**17,999**	11,413	58%
Total benefits, losses and expenses	**(26,695)**	(21,284)	(25%)
Business operating profit	**1,079**	934	16%

Embedded value - highlights

	2005	2004	Change
Gross new business annual premiums equivalent (APE)	**2,303**	2,403	(4%)
New business profit margin (as % of APE)	**14.5%**	11.4%	3.1 pts
New business profit, after tax	**333**	273	22%
Total operating profit, after tax	**1,344**	1,117	20%
Operating return, after tax and before foreign currency translation effects	**10.9%**	10.8%	0.1 pts

Both of our Life Insurance key performance indicators, business operating profit and new business profit margin (as a percentage of APE), show positive trends in 2005 compared with 2004.

Business operating profit increased by USD 145 million, or 16%, to USD 1.1 billion in 2005 driven by Switzerland, Germany, the US and International Businesses. Partially offsetting these increases was a decrease in business operating profit in the UK as a result of development and implementation costs of USD 94 million primarily from the introduction of our new distribution unit, Openwork, and the costs associated with the outsourcing agreement with Capita.

Gross new business annual premiums equivalent decreased by USD 100 million, or 4% to USD 2.3 billion primarily due to a decline in volumes in Germany after changes in tax legislation caused a spike in volumes in 2004. **New business profit, after tax**, contributed USD 333 million to the **total operating profit, after tax**, which increased by USD 227 million to USD 1.3 billion, corresponding to a 10.9% **operating return on embedded value** in 2005. This was 3.2 percentage points above the expected return of 7.7% for the period, driven by the positive contribution from the value of the new business written as a result of our refocused product strategy.

Life Insurance - business operating profit [1]

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	1,079	934	**236**	203	**184**	275	**140**	104	**236**	167	**145**	114	**138**	71

[1] in USD millions, for the years ended December 31.

Life Insurance - new business profit margin, after tax (in % of APE) [1]

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	14.5%	11.4%	**42.0%**	61.0%	**8.9%**	5.4%	**16.6%**	12.0%	**15.7%**	10.0%	**17.1%**	13.9%	**17.0%**	3.1%

[1] In %, for the years ended December 31.

United States

Farmers New World Life (FNWL) is the Group's life insurance provider in the US, with individual life insurance as its primary line of business. FNWL focuses on the middle market, providing income protection through its line of term products. FNWL also offers whole life, universal life and variable universal life. Annuity products offered by FNWL include flexible and single premium deferred annuities, single premium immediate annuities, equity indexed annuities and variable annuities. FNWL distributes its life and annuity products through the more than 17,000 agents of the Farmers Exchanges.

United States - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Insurance deposits	**500**	547	(9%)
Gross written premiums and policy fees	**617**	568	9%
Net investment income	**313**	316	(1%)
Net capital gains on investments and impairments	**19**	23	(17%)
Total benefits, losses and expenses	**(574)**	(570)	(1%)
Business operating profit	**236**	203	16%

Embedded value - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Gross new business annual premiums equivalent (APE)	**111**	120	(8%)
New business profit, after tax	**47**	74	(36%)
Total operating profit, after tax	**267**	330	(19%)
Operating return, after tax and before currency translation effects	**14.1%**	15.0%	(0.9 pts)

Gross written premiums and policy fees increased by USD 49 million, or 9%, to USD 617 million in 2005 primarily due to growth of traditional and universal life products. Consistent with the increase in gross written premiums and policy fees, **insurance benefits and losses, net of reinsurance** has also increased, however by 4%, resulting in an increase to **business operating profit**. Also contributing to business operating profit was the sale and leaseback of the FNWL headquarters.

Given the low interest rate environment during 2005, marketing of annuities has been de-emphasized, resulting in a decline of **gross new business annual premiums equivalent** by USD 9 million, or 8%, to USD 111 million in 2005. In addition reinsurance costs have increased, causing a decrease in **new business profit, after tax** of USD 27 million, or 36%, to USD 47 million in 2005. Offsetting the decrease in new business profit, was a reduction in the cost of capital associated with the transfer of surplus notes to Farmers Management Services, resulting in an **after tax operating return** of 14.1%

United Kingdom

In the UK we principally offer protection products, investment bonds and tax advantaged investment products, which are distributed through a wide range of independent intermediaries, and through Openwork, one of the largest multi-tied distribution networks in the UK.

United Kingdom - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Insurance deposits	**5,117**	4,965	3%
Gross written premiums and policy fees	**2,264**	2,104	8%
Net investment income	**2,953**	2,778	6%
Net capital gains on investments and impairments	**8,974**	4,132	nm
Total benefits, losses and expenses	**(13,487)**	(8,604)	(57%)
Business operating profit	**184**	275	(33%)

Embedded value - highlights

	2005	2004	Change
Gross new business annual premiums equivalent (APE)	**1,017**	891	14%
New business profit, after tax	**90**	49	84%
Total operating profit, after tax	**375**	232	62%
Operating return, after tax and before currency translation effects	**6.2%**	4.4%	1.8 pts

Gross written premiums and policy fees have increased by USD 160 million, or 8%, to USD 2.3 billion in 2005 compared with 2004. This is primarily due to the increase in the value of unit-linked products as a result of stronger equity markets, causing an increase in policyholder participations and consequently, policyholder taxes, which we recover through corresponding policy fees.

Net investment income increased by USD 175 million to USD 3.0 billion in 2005 primarily due to a higher average invested asset base including unit-linked assets.

Business operating profit decreased by USD 91 million in 2005 to USD 184 million due to Openwork set-up costs and costs associated with the outsourcing agreement with Capita.

Growth in investment products in the UK has led to a 14% increase in **gross new business annual premiums equivalent**. Higher sales, an improved business mix and new reinsurance structures resulted in an increase to our new business profit, after tax, of USD 41 million, or 84%, to USD 90 million in 2005.

Embedded value operating profit, after tax, increased by 62%, mainly due to higher new business profit and legal entity restructuring.

Germany

In Germany we distribute a comprehensive range of traditional and unit-linked products through our tied sales force, brokers and our exclusive partnership with Deutsche Bank.

Germany - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Insurance deposits	**800**	703	14%
Gross written premiums and policy fees	**3,764**	3,819	(1%)
Net investment income	**1,545**	1,567	(1%)
Net capital gains on investments and impairments	**1,027**	191	nm
Total benefits, losses and expenses	**(6,368)**	(5,629)	(13%)
Business operating profit	**140**	104	35%

Embedded value - highlights

	2005	2004	Change
Gross new business annual premiums equivalent (APE)	**525**	794	(34%)
New business profit, after tax	**87**	95	(8%)
Total operating profit, after tax	**148**	272	(46%)
Operating return, after tax and before currency translation effects	**10.9%**	33.8%	(22.9 pts)

Gross written premiums and policy fees declined 1% in 2005 to USD 3.8 billion caused by the decline in sales of traditional products in Germany after the spike in sales in 2004. The decrease was mitigated by an increase in sales of unit-linked products, the marketing of which was intensified beginning at the end of 2004 and continued to gain momentum during 2005 resulting in an increase in **insurance deposits** of 14% to USD 800 million.

Despite the decline in top line growth, **business operating profit** increased by USD 36 million in 2005 to USD 140 million due to the full year benefit of business model changes implemented in 2004.

Following the 2004 increase in traditional products due to changes in tax legislation **gross new business annual premiums equivalent** decreased by USD 269 million, or 34%, to USD 525 million in 2005, compared with 2004. Despite the overall decrease in new business annual premiums equivalent, **new business profit, after tax**, decreased by USD 8 million, or 8%, compared with 2004 due to the effect of changes in our business model and business mix.

Switzerland

In Switzerland we focus on individual life products, where we offer a comprehensive range of traditional and unit-linked products. We serve the needs of our group pensions customers mainly through our relationship with independent foundations. We distribute through our tied sales force, brokers and other intermediaries.

Switzerland - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Insurance deposits	**25**	19	32%
Gross written premiums and policy fees	**2,249**	2,657	(15%)
Net investment income	**722**	821	(12%)
Net capital gains on investments and impairments	**215**	45	nm
Total benefits, losses and expenses	**(2,852)**	(3,404)	16%
Business operating profit	**236**	167	41%

Embedded value - highlights

	2005	2004	Change
Gross new business annual premiums equivalent (APE)	**105**	114	(8%)
New business profit, after tax	**16**	11	45%
Total operating profit, after tax	**224**	40	nm
Operating return, after tax and before currency translation effects	**21.9%**	9.2%	12.7 pts

We have implemented changes to our product mix to de-risk our balance sheet and to maintain and improve profitable business growth leading to increased fee income and lower risk. As a result, we have begun promoting unit-linked products, and providing alternative options for less profitable products as contracts expire. Consequently, **gross written premiums and policy fees** have decreased by USD 408 million to USD 2.2 billion. However, this is also more than offset by a decrease in future life policyholders' benefits. These strategic decisions combined with lower pension costs and releases arising from reserve reviews led to **business operating profit** growth of USD 69 million, or 41%, to USD 236 million in 2005, compared with 2004.

Net investment income decreased by USD 99 million due to a lower average invested asset base following the de-risking of our balance sheet.

Lower sales in individual life products and the non-renewal of certain expiring group pensions products led to **gross new business annual premiums equivalent** of USD 105 million, a decrease of USD 9 million, or 8% compared with 2004. However, in line with our strategy to retain and develop profitable business, **new business profit, after tax** has increased by USD 5 million.

The **total operating profit, after tax**, for 2005 of USD 224 million benefited from additional clarification of the implementation of the "legal quote" for group life business corresponding to a 21.9% after tax operating return.

Rest of Europe

In the Rest of Europe, principally Ireland, Italy and Spain, we offer selected products to meet the needs of our customers in each market. In Ireland we distribute mainly through independent intermediaries. In Italy and Spain we distribute through our tied agents and through our partnership arrangements with Deutsche Bank and other intermediaries.

Rest of Europe - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Insurance deposits	**2,090**	1,349	55%
Gross written premiums and policy fees [1]	**1,125**	1,121	0%
Net investment income	**616**	601	2%
Net capital gains on investments and impairments	**951**	314	nm
Total benefits, losses and expenses	**(2,344)**	(1,852)	(27%)
Business operating profit	**145**	114	27%

Embedded value - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Gross new business annual premiums equivalent (APE)	**407**	277	47%
New business profit, after tax	**70**	38	84%
Total operating profit, after tax	**189**	139	36%
Operating return, after tax and before currency translation effects	**17.1%**	16.2%	0.9 pts

Increased marketing for unit-linked products primarily in Spain, but also in Ireland and Italy, resulted in an increase in **insurance deposits** of USD 741 million, or 55%, to USD 2.1 billion compared with 2004. The increase in insurance deposits in Spain of USD 480 million was primarily the result of increased marketing activity for products sold through the banking channel. Ireland's increase in insurance deposits is attributed to the launch of a number of new unit-linked funds in 2005. Italy also launched a new product in May 2005 demonstrating its new focus on index-linked products.

The USD 31 million increase in **business operating profit** is largely due to an increase in the term insurance portfolio and net increase in insurance deposits in Spain, a reduction in insurance benefits and losses in Italy and good claims experience in Ireland over the second half of 2005.

Strong sales combined with the change in business mix in Italy, Ireland and Spain resulted in an increase of USD 130 million in **gross new business annual premium equivalent** as well as contributing USD 70 million to **new business profit, after tax** compared with 2004.

International Businesses

Our International Businesses are located across the world and offer primarily traditional and unit-linked products. In some markets such as Australia we also offer investment products. Our major markets are Australia, Japan, Hong Kong, Mexico, Chile and Argentina.

International Businesses - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Insurance deposits	**1,275**	1,208	6%
Gross written premiums and policy fees	**519**	679	(24%)
Net investment income	**332**	260	28%
Net capital gains on investments and impairments	**332**	365	(9%)
Total benefits, losses and expenses	**(1,070)**	(1,226)	13%
Business operating profit	**138**	71	94%

Embedded value - highlights

	2005	2004	Change
Gross new business annual premiums equivalent (APE)	**138**	207	(33%)
New business profit, after tax	**23**	6	nm
Total operating profit, after tax	**141**	104	36%
Operating return, after tax and before currency translation effects	**15.8%**	13.7%	2.1 pts

Gross written premiums and policy fees decreased by USD 160 million; however, after adjusting for the divestment in Taiwan, they increased by USD 41 million, largely due to growth in the term life, lump sum disability and income protection products.

Net investment income increased due to higher sales of unit-linked products, combined with lower investment expenses contributing to an increase in **business operating profit** of USD 67 million, to USD 138 million compared with 2004.

Gross new business annual premium equivalent of USD 138 million is USD 69 million lower than in 2004 because wholesale investment products, for which only administration services are provided, have not been classified as new business in 2005 and hence have been excluded from both new business profit and gross new business annual premiums equivalent. Despite the decrease in volumes, **new business profit, after tax** has increased from USD 6 million to USD 23 million due to increased profitability in our Asia Pacific businesses.

Farmers Management Services Highlights

Farmers Group, Inc. and its subsidiaries (FGI) provide non-claims related management services to the Farmers Exchanges, prominent writers of personal lines and small commercial lines business in the US. FGI receives fee income for the provision of these services and additional fee income for the provision of other services to the Exchanges, which we manage, but do not own, and their customers.

Farmers Management Services - highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Management fees and other related revenue	**2,058**	1,985	4%
Management expenses and other related expenses	**(990)**	(955)	(4%)
Net investment income	**152**	119	28%
Business operating profit	**1,221**	1,109	10%
Gross operating margin	**51.9%**	51.9%	–

Farmers Management Services continued its strong performance in 2005 as **business operating profit** increased by USD 112 million, to USD 1.2 billion in 2005 compared with 2004. This performance primarily reflects the steady increase in **management fees and other related revenue** due to increased gross earned premiums in the Farmers Exchanges. Further increases in management fees and other related revenue were derived from new services provided by the management services company, and new products offered by the Exchanges introduced in 2005. Other contributing factors to the increase in business operating profit include lower amortization charges on intangible assets of USD 46 million partially offset by increased advertising expenses in 2005 resulting in an unchanged **gross operating margin** at 51.9%.

A higher average invested asset base contributed to **net investment income** of USD 152 million in 2005, an increase of USD 33 million, or 28%, compared with 2004.

Farmers Exchanges - highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross earned premiums	**14,380**	14,020	3%
Combined ratio	**97.1%**	96.8%	(0.3 pts)

In 2005, the **Farmers Exchanges** experienced premium growth in the three major lines, Personal, Specialty and Commercial resulting in an increase in **gross earned premiums** of 3% to USD 14.4 billion compared with 2004. The Exchanges also delivered a strong **combined ratio** of 97.1%, which represented a slight increase of 0.3 percentage points when compared with the prior year. Excluding the effects of the hurricanes, which increased the combined ratio 3.2 percentage points, the combined ratio would have been 93.9% in 2005.

For the year, the Farmers Exchanges increased their surplus by an additional USD 484 million, adding USD 946 million of surplus over two years, well ahead of the pace to achieve their commitment to add USD 1.0 billion over three years.

Other Businesses Highlights

Other Businesses includes Farmers Re which provides reinsurance to the Farmers Exchanges, Centre and capital markets and banking activities. This segment also includes certain businesses which are centrally managed and are not considered to be core businesses. Certain of the business operations in this segment were discontinued, divested or put into run-off in previous years. The current year results of this segment are not indicative of future results.

Other Businesses - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Net earned premiums and policy fees	**3,057**	4,584	(33%)
Net investment income	**757**	713	6%
Total benefits, losses and expenses	**(4,832)**	(6,627)	27%
Business operating profit	**441**	229	93%

Business operating profit increased by USD 212 million, or 93%, to USD 441 million in 2005, compared with 2004 primarily due to an increase of USD 175 million in business operating profit for Centre. Also contributing to the strong performance was Farmers Re with a business operating profit of USD 196 million in 2005.

Other Businesses - highlights by operations

in USD millions, for the years ended December 31	Farmers Re		Centre		Other operations	
	2005	2004	**2005**	2004	**2005**	2004
Net earned premiums and policy fees	**2,127**	3,063	**599**	1,131	**331**	390
Net investment income	**110**	101	**359**	406	**288**	206
Total benefits, losses and expenses	**(2,041)**	(2,941)	**(1,114)**	(1,748)	**(1,677)**	(1,938)
Business operating profit	**196**	224	**222**	47	**23**	(42)

Farmers Re

Farmers Re has shown strong performance in its operations. **Business operating profit** was USD 196 million in 2005, a decrease of USD 28 million compared with 2004. Within this result Farmers Re has absorbed both a USD 61 million effect of the cancellation of the auto quota share treaty and a USD 50 million impact from the hurricanes. The underlying increase in business operating profit is being driven by an increase in our participation in the all lines quota share agreement from the Farmers Exchanges.

Centre

During 2005 Centre successfully commuted a number of contracts, resulting in commutation gains, asset sales and settled liabilities, as part of the continuing wind-down of the business. The result contributed to the reductions of **net earned premiums and policy fees** by USD 532 million and **total benefits, losses and expenses** of USD 634 million. Additionally, we reduced our total investments by USD 3.4 billion and reserves for insurance contracts by USD 3.3 billion.

Although interest rates were higher, the average invested asset base was lower due to the commutations throughout the year. Consequently, **net investment income** decreased by USD 47 million to USD 359 million in 2005.

Centre continues to actively pursue commutation and asset disposal opportunities.

Other operations

Primarily as a result of decreased investment expenses and decreased benefits, losses and expenses, **business operating profit** increased by USD 65 million to a profit of USD 23 million in 2005 from a loss of USD 42 million in 2004.

As expected in run-off businesses, **net earned premiums and policy fees** decreased by 15% compared with 2004, to USD 331 million in 2005. **Total benefits, losses and expenses** have also decreased by 13%, to USD 1.7 billion not only due to the operations in run-off, but also because claims development has been favorable compared with 2004.

A combination of lower investment expenses and increased investment income led to an increase in **net investment income** of USD 82 million, to USD 288 million.

Corporate Functions Highlights

Corporate Functions includes Group holding and financing companies, Corporate Center operations and alternative investments.

Main drivers of the result of this segment are investment income and interest expense relating to the financing of the Group, capital gains and losses on investments together with central costs for services provided to the businesses and projects managed centrally before recharges to the businesses.

During 2005 we made an investment in our brand aiming to increase the Group's profile with our business and consumer customers as well as to enhance our market presence and ability to attract and retain customers.

Corporate Functions - highlights

in USD millions, for the years ended December 31	2005	2004	Change
Headquarter expenses, net of recharges to operating businesses and foreign currency	**(91)**	(97)	6%
Foreign currency	**(90)**	94	nm
Net investment income	**614**	498	23%
Financing costs [1]	**(986)**	(837)	(18%)
Business operating loss	**(708)**	(525)	(35%)

[1] *Includes interest expense on debt, interest credited to policyholders and other interest.*

Corporate Functions recorded a **business operating loss** of USD 708 million in 2005, an increase of USD 183 million compared with 2004. The increase is primarily due to increased financing costs and adverse foreign currency impacts, partially offset by increased net investment income. Additionally, net gains on divestments of businesses which contributed to increased revenues in 2004 were not repeated in 2005.

Increases in recharges to the operating businesses more than offset increases in gross headquarter expenses (excluding foreign exchange hedging and transactions), resulting in a USD 6 million decrease in **headquarter expenses, net of recharges to operating businesses and foreign currency**.

In 2005 we experienced a loss of USD 90 million in foreign currency hedging and transaction losses, compared with a gain of USD 94 million in 2004, primarily due to the strengthening of the US dollar against the British pound, Swiss franc and euro during 2005.

Higher interest income on intercompany loans contributed to **net investment income** of USD 614 million, a USD 116 million increase compared with the prior year.

Debt issuances of EUR 1.0 billion and EUR 500 million under the Euro Medium Term Note Programme in September 2004 and in June 2005, respectively, contributed to the increase in **interest expense on debt** of USD 60 million. In addition to these debt issuances **interest credited to policyholders and other interest** *increased by USD 89 million on borrowings from other segments. Together these developments resulted in an* increase to **financing costs** of USD 149 million. In December 2005 we issued three new Enhanced Capital Advantaged Preferred Securities.

Investment Performance

Total investments as shown in the consolidated balance sheet include Group investments, where we bear part or all of the investment risk, and investments for unit-linked products, where policyholders bear the investment risk.

We manage our diversified Group investment portfolio to optimize benefits for both shareholders and policyholders while ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products are managed in accordance with the investment objectives of each unit-linked fund.

Investment performance

in USD millions, for the years ended December 31	2005	2004	Change
Net investment income	**9,765**	9,053	8%
Group investments	**7,782**	7,460	4%
Investments for unit-linked products	**1,983**	1,593	24%
Net capital gains on investments and impairments	**13,382**	6,542	nm
Group investments	**2,512**	956	nm
Investments for unit-linked products	**10,870**	5,586	95%
Net investment result [1]	**23,147**	15,595	48%
Movements in net unrealized gains on investments included in common shareholders' equity (Group investments)	**(300)**	2,053	nm
Average investments [2]	**274,840**	262,930	5%
Group investments [2]	**185,072**	183,737	1%
Investments for unit-linked products	**89,768**	79,193	13%
Total return on Group investments [3]	**5.5%**	**5.8%**	**(0.3 pts)**
Total return on investments for unit-linked products	**14.7%**	**9.6%**	**5.1 pts**

[1] Net investment result, net of policyholder dividends and participation in profits amounted to USD 8.7 billion and USD 6.8 billion for the years ended December 31, 2005 and 2004, respectively.
[2] Excluding average cash received as collateral for securities lending of USD 4.9 billion and USD 2.6 billion in 2005 and 2004, respectively.
[3] After add-back of investment expenses.

Net investment income on Group investments increased by USD 322 million to USD 7.8 billion in 2005 primarily due to higher short-term interest rates, particularly in the US, on cash balances and short-term debt securities, which contributed USD 248 million.

Net capital gains on investments and impairments on Group investments increased by USD 1.6 billion to USD 2.5 billion primarily due to fair value increases and active gains realization.

We increased net realized capital gains on investments and impairments on both Group investments equity securities by USD 1.0 billion, and Group investments debt securities by USD 282 million.

A substantial portion of active gains realizations on our equity securities has arisen from Germany Life business, where stronger equity markets have strengthened our equity securities. In 2005, continental European equity markets increased by approximately 20%, and the FTSE 100 increased by approximately 17%, compared with 2004, contributing significantly to the fair value increases in our equity securities.

Active gains realization on our debt securities accounted for approximately half of the increase in net capital gains on investments and impairments.

Group investments real estate held for investment, in particular in Spain, also contributed to the result, increasing in value by USD 134 million.

Higher interest rates in the US are impacting the market value of our bond portfolio resulting in a USD 2.4 billion decrease to the year on year **movement in net unrealized gains on investments** included in common shareholders' equity. We have maintained an AA+ quality bond portfolio and have adhered to our strategy of closely matching this portfolio to corresponding insurance liabilities.

Approximately 80% of unit-linked investments are in equity securities, therefore the increases in the continental European and UK markets noted above have driven the USD 5.3 billion increase in net capital gains on investments and impairments for unit-linked products.

Currency Translation Impact

The Group operates worldwide in multiple currencies and seeks to match its foreign exchange exposures on an economic basis. As the Group has chosen the US dollar as its presentation currency, differences arise when functional currencies are translated into the Group's presentation currency.

Currency translation impact on selected balance sheet items

variance over December 31, 2004, as of December 31, 2005	**Currency translation impact**	
	in USD millions	**in %**
Total investments	(25,808)	(9%)
Gross reserves for insurance contracts	(19,337)	(8%)
Cumulative translation adjustment in common shareholders' equity	(940)	(5%)

The balance sheet is translated at closing foreign currency rates where the strength of the US dollar has had a negative impact of USD 940 million on common shareholders' equity. However, in the operating statements, which are translated at average foreign currency rates, the US dollar declined against the euro, but rose against the Swiss franc and British pound. The foreign currency translation impact on net income attributable to shareholders is USD 3 million.

Quarterly Consolidated Financial Information

Summary of 2005 quarterly consolidated financial information

in USD millions, for the three months ended	**12/31/05**	09/30/05	06/30/05	03/31/05
Gross written premiums and policy fees	**10,497**	10,346	12,062	13,892
Net earned premiums and policy fees	**10,001**	9,766	10,359	10,331
Net investment income and net capital gains on investments and impairments	**6,061**	7,607	5,878	3,601
Other revenues	**995**	901	869	817
Total revenues	**17,057**	18,274	17,106	14,749
Insurance benefits and losses, net of reinsurance	**8,253**	7,941	8,325	7,900
Policyholder dividends and participation in profits, net of reinsurance	**3,642**	5,556	3,350	1,884
Other expenses	**3,641**	3,875	3,681	3,672
Total benefits, losses and expenses	**15,536**	17,372	15,356	13,456
Net income before income taxes	**1,521**	**902**	**1,750**	**1,293**
Net income attributable to shareholders	**958**	**457**	**1,020**	**779**
Business operating profit	**1,084**	**558**	**1,271**	**1,034**

Summary of 2004 quarterly consolidated financial information

in USD millions, for the three months ended	12/31/04	09/30/04	06/30/04	03/31/04
Gross written premiums and policy fees	11,715	11,165	12,123	14,233
Net earned premiums and policy fees	10,987	10,191	10,097	10,515
Net investment income and net capital gains on investments and impairments	6,458	3,079	2,879	3,179
Other revenues	1,206	882	902	839
Total revenues	18,651	14,152	13,878	14,533
Insurance benefits and losses, net of reinsurance	9,212	8,606	7,827	8,467
Policyholder dividends and participation in profits, net of reinsurance	4,838	1,514	999	1,401
Other expenses	3,765	3,501	3,747	3,669
Total benefits, losses and expenses	17,815	13,621	12,573	13,537
Net income before income taxes	**836**	**531**	**1,305**	**996**
Net income attributable to shareholders	**609**	**373**	**840**	**644**
Business operating profit	**498**	**512**	**1,104**	**874**

Balance Sheet Highlights

Balance sheet highlights

in USD millions, as of December 31	**2005**	2004	Change
Group investments	**183,455**	196,457	(7%)
Investments for unit-linked products	**93,838**	85,698	9%
Total investments	**277,293**	282,155	(2%)
Reserves for losses and loss adjustment expenses, gross	**60,425**	57,765	5%
Other reserves for insurance contracts, gross (excluding unit-linked products)	**103,808**	118,344	(12%)
Reserves for unit-linked insurance contracts, gross	**55,691**	51,920	7%
Total reserves for insurance contracts	**219,924**	228,029	(4%)
Liabilities for investment contracts (primarily unit-linked)	**40,999**	39,260	4%
Total financial debt and equity	**30,780**	**27,226**	**13%**

Total investments decreased by USD 4.9 billion, or 2%, to USD 277.3 billion as of December 31, 2005. However, after adjusting for foreign currency effects total investments increased by USD 20.9 billion, or 7%. The increase is primarily driven by an 80% increase (on a currency adjusted basis) **investments for unit-linked products** to USD 74.7 billion, of which approximately 80% is invested in equity securities. Corresponding increases are shown in liabilities for investment contracts (primarily unit-linked) and **reserves for unit-linked insurance contracts**.

Reserves for insurance contracts decreased by USD 8.1 billion, or 4% to USD 219.9 billion as of December 31, 2005. After adjusting for foreign currency effects reserves for insurance contracts increased by USD 11.2 billion, or 5%.

These foreign currency translation effects of USD 940 million are reflected in common shareholders' equity.

Investments

Total investments as shown in the consolidated balance sheets include Group investments, where we bear part or all of the investment risk, and investments for unit-linked products, where policyholders bear the investment risk. Investments for unit-linked products include investments held for liabilities related to insurance and investment contracts except for investment policies with discretionary participation features where the investments are managed as part of Group investments.

Breakdown of Group investments

in USD millions, as of December 31	2005	% of total	2004	% of total
Cash and cash equivalents	**18,723**	**10.2%**	18,950	9.6%
Equity securities	**15,550**	**8.5%**	17,051	8.7%
Common stock, including equity unit-trusts	**9,413**	**5.2%**	9,522	4.9%
Unit-trusts (debt securities, real estate, short-term investments)	**2,420**	**1.3%**	2,707	1.4%
Common stock portfolios backing the participating with-profit policyholder contracts	**1,691**	**0.9%**	2,049	1.0%
Trading equity portfolios in capital markets and banking activities	**2,026**	**1.1%**	2,773	1.4%
Debt securities	**118,011**	**64.3%**	124,285	63.3%
Real estate held for investment	**6,314**	**3.4%**	7,193	3.7%
Mortgage loans	**9,307**	**5.1%**	10,251	5.2%
Policyholders' collateral and other loans	**11,984**	**6.5%**	14,901	7.6%
Other Group investments	**3,566**	**2.0%**	3,826	1.9%
Total	**183,455**	**100.0%**	**196,457**	**100.0%**

The increase in Group investments of USD 4.2 billion (after adjusting for currency translation effects) was primarily due to an increase in debt securities arising from increased cash flows and higher values from lower long-term interest rates in Europe.

Reserves for Losses and Loss Adjustment Expenses

We establish reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. These estimates are based on assumptions regarding the development of reserved claims, which may be different from the actual development of claims over time. In determining the level of reserves, the Group considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the Group's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and home repair materials and labor rates can substantially impact ultimate settlement costs. Accordingly, the Group reviews and re-evaluates claims and reserves on a regular basis.

Development of reserves for losses and loss adjustment expenses

in USD millions	2005	2004	Change
As of January 1 (opening balance)			
Gross reserves for losses and loss adjustment expenses	**57,765**	51,007	13%
Reinsurers' share	**(14,278)**	(14,036)	2%
Net reserves for losses and loss adjustment expenses	**43,487**	36,971	18%
Net losses and loss adjustment expenses incurred			
Current period	**22,465**	21,529	(4%)
Prior years	**141**	1,964	93%
Total	**22,606**	23,493	4%
Total net losses and loss adjustment expenses paid	**(17,200)**	(17,517)	2%
Divestments of companies and businesses	**(37)**	(743)	95%
Foreign currency translation effects	**(2,662)**	1,283	nm
As of December 31 (closing balance)			
Net reserves for losses and loss adjustment expenses	**46,194**	**43,487**	**6%**
Reinsurers' share	**14,231**	14,278	–
Gross reserves for losses and loss adjustment expenses	**60,425**	**57,765**	**5%**

As of December 31, 2005 our general insurance net reserves for losses and loss adjustment expenses were USD 46.2 billion, an increase of 6% over the prior year. On a currency adjusted basis general insurance net reserves for losses and loss adjustment expenses increased by 13%. This balance includes the non-life insurance reserves for the Group, not only those included within the General Insurance segment. Gross reserves for losses and loss adjustment expenses have increased by USD 2.7 billion, or 5%, however on a foreign currency adjusted basis the increase is USD 6.0 billion.

Prior year development during 2005, which includes both increases and decreases to prior year reserves, was USD 141 million.

For the first time we have published a net loss and loss adjustment expense reserves development table for the Group. The table below has been derived from the information in note 11 of the Consolidated Financial statements and shows the development of loss ratios by accident year.

Development of cumulative net loss ratios

	2001	2002	2003	2004	2005
In the year	81.4%	70.6%	67.1%	68.3%	73.3%
One year later	85.7%	72.0%	66.1%	64.2%	
Two years later	85.8%	72.3%	65.4%		
Three years later	87.4%	74.5%			
Four years later	88.5%				

Focusing on the 2004 accident year and prior years, the leading diagonal of the triangle shows a steady improvement in loss ratio from 88.5% in 2001 to 64.2% in 2004.

The step change in pricing which started in 2002 and has subsequently continued is evident in the loss ratios shown in the triangle. The triangle demonstrates the trend in the quality of recent years and the more conservative stance on current year reserving.

The 2005 accident year includes the effect of the catastrophe losses and this accounts for approximately 4.6% of the loss ratio estimate of 73.3%.

Capitalization and Indebtedness

Capitalization and Indebtedness

in USD millions, as of December 31	2005	2004	Change
Collateralized loans	**3,056**	4,135	(26%)
Debt related to capital markets and banking activities	**2,139**	3,880	(45%)
Obligation to repurchase securities	**5,295**	5,009	6%
Total operational debt	**10,490**	13,024	(19%)
Senior debt	**2,933**	3,355	(13%)
Subordinated debt	**4,607**	2,516	83%
Total financial debt	**7,540**	5,871	28%
Minority interests	**814**	840	(3%)
Shareholders' equity	**22,426**	20,515	9%
Total equity	**23,240**	21,355	9%
Total financial debt and equity	**30,780**	**27,226**	**13%**

Collateralized loans, which are secured by mortgage loans given as collateral of a similar amount, decreased by USD 1.1 billion to USD 3.1 billion as of December 31, 2005. As part of the Deutscher Herold transaction in 2002 the Group acquired various mortgage loans which had been sold to credit institutions while Deutscher Herold retained the related credit and interest risk. The balances will continue to decline as the loans mature.

Debt relating to capital markets and banking activities decreased by USD 1.7 billion arising mainly from the continued wind-down of business in Zurich Capital Markets (ZCM), which is included in Other Businesses. Our obligation to repurchase securities increased by USD 286 million to USD 5.3 billion as of December 31, 2005, resulting from increased short-term activities in the Repo market in the normal course of business as part of our investment and liquidity management.

Total financial debt increased by USD 1.7 billion, or 28% to USD 7.5 billion as of December 31, 2005 due to the issuance of Enhanced Capital Advantaged Preferred Securities (ECAPS) in December 2005. These securities have the benefit of a subordinated support agreement from Zurich Financial Services and Zurich Group Holding.

The size of the Group's Euro Medium Term Note (EMTN) Programme, which allows for the potential issuance of senior and subordinated notes, was increased in March 2005, from a maximum of USD 4 billion to a maximum of USD 6 billion. As part of the EMTN Programme, Zurich Finance (USA), Inc. issued a 4.5% EUR 500 million bond in June 2005.

The Group has access to a syndicated revolving credit facility of USD 3 billion which was put in place in April 2004. This credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc., are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of December 31, 2005.

Dunbar Bank has access to various committed credit facilities totaling GBP 465 million. GBP 10 million of borrowings were drawn under these facilities as of December 31, 2005.

The reduction in minority interests of USD 26 million, or 3%, primarily resulted from foreign currency translation effects.

Total Equity

Total equity

in USD millions	Shareholders' equity	Minority interests	Total equity
As of December 31, 2004, as previously reported	**22,181**	**846**	**23,027**
Total adjustments due to implementation of new and revised IFRS accounting standards	(1,666)	(6)	(1,672)
As of December 31, 2004, restated	**20,515**	**840**	**21,355**
Write-off of negative goodwill (IFRS 3)	23	–	23
Change in net unrealized gains on investments (excluding translation adjustments)	81	7	88
Translation adjustments	(940)	(125)	(1,065)
Nominal value reduction of share capital	(449)	–	(449)
Share-based payment transactions	16	–	16
Treasury stock transactions	12	–	12
Net income after tax	3,214	116	3,330
Dividends	(46)	(18)	(64)
Net changes in capitalization and minority interests	–	(6)	(6)
As of December 31, 2005	**22,426**	**814**	**23,240**

Net income attributable to shareholders of USD 3.2 billion more than offset the impact of unfavorable currency translation effects, as well as the nominal value reduction of common stock by CHF 4 per registered share, which was paid in July 2005. As a result, common shareholders' equity increased to USD 22.4 billion as of December 31, 2005, a change of USD 1.9 billion, or 9%, compared with 2004.

Regulatory Capital

Regulated entities of the Group are required to submit returns to their local regulators, usually on an annual basis but in some countries more frequently. These returns show the compliance of the reporting entity with local solvency requirements and include information on eligible funds and admissible assets.

Several regulatory initiatives are under way to reform and modernize the capital requirements of insurance companies and insurance groups and this may lead to increased regulatory capital requirements for some Group companies. The Swiss insurance supervisory law, which became effective on January 1, 2006, introduces new risk based capital requirements (Swiss Solvency Test). Solvency II is being developed for application to insurance companies in the European Union. The Financial Services Authority in the UK has introduced more stringent solvency requirements than those currently applicable in the European Union.

In October 2005, the National Association of Insurance Commissioners (NAIC) in the US adopted changes for application in 2006 to risk based capital requirements for variable annuities with guarantees. These changes, known as C-3 Phase II, address risks associated with variable annuities and group annuities that contain death benefits or certain living benefit guarantees and use models that involve a range of scenarios and assumptions.

On a consolidated basis, Zurich Financial Services, with headquarters in Zurich, Switzerland, is subject to supervision by the Federal Office of Private Insurance (FOPI) based on the Decree on the Consolidated Supervision of the Zurich Financial Services Group issued by FOPI on April 23, 2001. Meanwhile Zurich Financial Services continues to be subject to certain solvency requirements based on this decree. It is, however, expected that based on the new Swiss insurance supervisory law this Decree will be replaced by a new decree of FOPI in the first half of 2006, subjecting Zurich Financial Services to the supervision exercised under the new law.

For further details, refer to note 23 in the Consolidated Financial Statements in the Financial Report.

Cash Flows

Our cash flow from operating activities consists of cash flow arising from our insurance businesses, after payments to reinsurers (net premiums, policy fees and deposits received less net claims after recoveries from reinsurers, benefit payments, policy surrenders and operating expenses) and investment income received (dividends, interest and rents) less interest paid and tax payments. Farmers Management Services receives management fees as well as investment income and pays operating expenses and taxes.

Surplus operating cash flows, plus the proceeds from the sale and maturity of investments as well as divestments, are reinvested through our investing activities. Our investments may be used to fund operating cash flow deficits.

Our financing activities result from our corporate funding and borrowing arrangements, capital raising and repayment as well as payments to shareholders.

Summary of cash flows

in USD millions, for the years ended December 31	**2005**	2004
Net income attributable to shareholders	**3,214**	2,466
Adjustments for:		
Net capital gains on investments and impairments	**(13,382)**	(6,542)
Net loss/(gain) on divestments of businesses	**2**	(88)
Equity in income of investments in associates	**(105)**	(86)
Depreciation, amortization and impairments of fixed and intangible assets	**447**	677
Other non-cash items	**(5)**	21
Changes in operational assets and liabilities [1]	**15,884**	14,492
Net cash provided by operating activities	**6,055**	10,940
Net cash used in investing activities	**(3,596)**	(9,811)
Net cash provided by/(used in) financing activities	**853**	(402)
Foreign currency translation effects on cash and cash equivalents	**(1,661)**	683
Change in cash and cash equivalents [2,3]	**1,651**	1,410
Change in cash received as collateral for securities lending	**(626)**	5,158
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending [3]	**22,457**	15,889
Cash and cash equivalents as of December 31, including cash received as collateral for securities lending [3]	**23,482**	**22,457**

[1] Cash flows related to investments held for trading purposes are reflected in "cash flows provided by operating activities".
[2] Excluding the change in cash received as collateral for securities lending.
[3] Cash and cash equivalents have been restated as a result of the IFRS changes effective January 1, 2005. Previously, we reported the balance "Investment held on account and at risk of life insurance policyholders". This balance included various types of investments, including cash and cash equivalents, which are now segregated into their individual investment categories.

The payout for commutation of Centre treaties in 2005 decreased insurance related liabilities by USD 4.0 billion. This payout was effected by selling investments that backed the liabilities, and resulted in an investing cash inflow of USD 4.2 billion. Additionally, the continued run-off of Zurich Capital Markets (ZCM) reduced the level of trading investments resulting in a decrease to net operating cash inflows of USD 2.4 million.

USD 1.7 billion and EUR 500 million of new external debt was raised in December and June 2005, respectively. However, debt at ZCM and Banking decreased by USD 1.4 billion.

Litigation and Regulatory Investigations

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations. The Group and its subsidiaries are also involved in a number of industry-wide civil and criminal investigations by various State Insurance Departments and State Attorneys General in the US, the US Attorney's Office for the Southern District of New York, the US Securities and Exchange Commission, other US authorities and supervisory bodies, and other non-US authorities regarding certain business practices involving insurance brokers and insurance companies, the purchase and sale of "non-traditional" products, certain reinsurance transactions engaged in by the Group and its subsidiaries, and other matters, such as financing hedge funds engaged in mutual-fund market-timing activities. The Group has been conducting its own internal reviews with respect to some of these matters and is cooperating fully in these investigations.

Various Group subsidiaries are also defendants in corporate class action litigation, and they intend to defend such actions vigorously. Certain of these putative class actions consolidated before a US District Court were brought by private parties based on matters that have been the subject of the investigation regarding business practices involving insurance brokers and insurance carriers. By entering into a Memorandum of Understanding with the plaintiffs in this consolidated class action subject to various contingencies, Zurich Financial Services and certain of its US subsidiaries have created a platform to negotiate a settlement with these plaintiffs that could be terminated or changed in material respects if efforts to negotiate satisfactory separate settlements with State Insurance Departments and State Attorneys General in the United States are unsuccessful. Zurich Financial Services is a defendant in class action lawsuits brought on behalf of the holders of securities issued by Converium Holding AG.

The outcome of such current legal proceedings, claims, litigation and investigations could have a material effect on operating results and/or cash flows when resolved in a future period. At this time we are unable to predict the potential effects, if any, that the investigations and related actions may have upon the insurance and the reinsurance markets and industry business practices or what, if any, changes may be made to laws and regulations regarding the industry. Any of the foregoing could adversely affect our business, results of operations and financial condition. Management is, however, not aware that these matters would materially affect the Group's consolidated financial position.

Implementation of New Accounting Standards in 2005

As announced on May 3, 2005, the Group has implemented several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework, which became effective January 1, 2005. The main adjustments for the Group result from the adoption of IFRS 4. For further details on adjustments relating to IFRS 4 and the adoption of other accounting standards refer to note 3 of our Consolidated Financial Statements.

RECEIVED
2006 FEB 22 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Consolidated operating statements

in USD millions, for the years ended December 31	Notes	2005	2004
Revenues			
Gross written premiums and policy fees	30	**46,797**	49,236
Less premiums ceded to reinsurers	30	**(6,377)**	(7,570)
Net written premiums and policy fees	30	**40,420**	41,666
Net change in reserves for unearned premiums	30	**37**	124
Net earned premiums and policy fees	30	**40,457**	41,790
Farmers management fees	14	**2,058**	1,985
Net investment income	7	**9,765**	9,053
Net capital gains on investments and impairments	7	**13,382**	6,542
Net gain/(loss) on divestments of businesses	4	**(2)**	88
Other income		**1,526**	1,756
Total revenues		**67,186**	61,214
Benefits, losses and expenses			
Insurance benefits and losses, gross	10	**38,261**	39,677
Less ceded insurance benefits and losses	10	**(5,842)**	(5,565)
Insurance benefits and losses, net of reinsurance	10	**32,419**	34,112
Policyholder dividends and participation in profits, net of reinsurance	10	**14,432**	8,752
Underwriting and policy acquisition costs, net of reinsurance	10	**7,253**	7,390
Administrative and other operating expense		**5,860**	5,494
Amortization and impairments of intangible assets	20	**254**	430
Interest expense on debt	22	**446**	362
Interest credited to policyholders and other interest		**1,056**	1,006
Total benefits, losses and expenses		**61,720**	57,546
Net income before income taxes		**5,466**	3,668
Income tax expense	18	**(2,136)**	(1,096)
Net income after taxes		**3,330**	**2,572**
Net income attributable to minority interests		**(116)**	(106)
Net income attributable to shareholders		**3,214**	**2,466**
in USD			
Basic earnings per share	23	**22.04**	16.92
Diluted earnings per share	23	**21.80**	16.79
in CHF			
Basic earnings per share	23	**27.41**	20.98
Diluted earnings per share	23	**27.11**	20.83

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated balance sheets

Assets

in USD millions, as of December 31	Notes	2005	2004
Investments			
Cash and cash equivalents		**23,482**	22,457
Equity securities		**90,314**	86,088
Debt securities		**125,297**	131,370
Real estate held for investment		**12,702**	12,541
Mortgage loans		**9,307**	10,251
Policyholders' collateral and other loans		**11,987**	14,905
Investments in associates		**580**	645
Other investments		**3,624**	3,898
Total investments	7	**277,293**	282,155
Reinsurers' share of reserves for insurance contracts		**20,494**	21,168
Deposits made under assumed reinsurance contracts		**2,450**	3,282
Deferred policy acquisition costs	15	**11,179**	11,281
Deferred origination costs	15	**690**	736
Accrued investment income		**2,390**	2,614
Receivables	16	**11,283**	12,873
Derivative assets and other assets		**1,787**	3,095
Mortgage loans given as collateral	17	**3,064**	4,135
Deferred tax assets	18	**4,393**	4,211
Fixed assets	19	**1,729**	2,116
Goodwill	20	**605**	744
Other intangible assets	20	**2,255**	2,477
Total assets		**339,612**	**350,887**

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Liabilities and equity

in USD millions, as of December 31	Notes	2005	2004
Liabilities			
Reserve for premium refunds		**753**	820
Liabilities for investment contracts	12	**40,999**	39,260
Deferred profit on inception of reinsurance contracts		**39**	130
Deposits received under ceded reinsurance contracts		**2,500**	4,276
Deferred front-end fees		**4,659**	4,912
Reserves for insurance contracts	11	**219,924**	228,029
Obligation to repurchase securities		**5,295**	5,009
Accrued liabilities		**2,150**	2,605
Derivative liabilities and other liabilities	21	**21,001**	24,887
Collateralized loans	17	**3,056**	4,135
Deferred tax liabilities	18	**6,317**	5,718
Debt related to capital markets and banking activities	22	**2,139**	3,880
Senior and subordinated debt	22	**7,540**	5,871
Total liabilities		**316,372**	**329,532**
Equity			
Share capital		**186**	635
Treasury shares		**–**	(1)
Additional paid-in capital		**10,315**	10,288
Net unrealized gains on investments	7	**1,139**	1,144
Cumulative translation adjustment		**(111)**	743
Retained earnings		**9,801**	6,610
Common shareholders' equity		**21,330**	19,419
Preferred securities		**1,096**	1,096
Shareholders' equity		**22,426**	20,515
Minority interests	24	**814**	840
Total equity		**23,240**	**21,355**
Total liabilities and equity		**339,612**	**350,887**

Consolidated statements of cash flows

in USD millions, for the years ended December 31	2005	2004
Cash flows from operating activities		
Net income attributable to shareholders	**3,214**	2,466
Adjustments for:		
Net capital gains on investments and impairments	**(13,382)**	(6,542)
Net loss/(gain) on divestments of businesses	**2**	(88)
Equity in income of investments in associates	**(105)**	(86)
Depreciation, amortization and impairments of fixed and intangible assets	**447**	677
Other non-cash items	**(5)**	21
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	**(1,085)**	(755)
Deferred origination costs	**(31)**	(40)
Reinsurers' share of reserves for insurance contracts	**43**	(148)
Deposits made under assumed reinsurance contracts	**820**	312
Deposits received under ceded reinsurance contracts	**(1,580)**	(619)
Receivables and payables	**779**	164
Net change in trading securities	**383**	1,586
Reserves for insurance contracts, gross	**10,629**	10,722
Liabilities for investment contracts	**6,163**	2,758
Deferred income tax, net	**867**	(143)
Net changes in other operational assets and liabilities	**(1,104)**	655
Net cash provided by operating activities	**6,055**	10,940
Cash flows from investing activities		
Sales and maturities:		
Debt securities	**72,771**	69,823
Equity securities	**41,585**	34,069
Other (primarily other investments and fixed assets)	**12,626**	7,992
Purchases:		
Debt securities	**(75,364)**	(78,395)
Equity securities	**(41,417)**	(32,771)
Other (primarily other investments and fixed assets)	**(13,911)**	(12,707)
Investments in associates, net	**75**	106
Acquisitions of companies, net of cash acquired	**(1)**	–
Divestments of companies, net of cash balances	**40**	2,053
Dividends from associates	**–**	19
Net cash used in investing activities	**(3,596)**	(9,811)

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	2005	2004
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	**836**	954
Dividends on preferred securities and minorities	**(64)**	(42)
Nominal value reduction of common stock	**(449)**	(288)
Issuance/(redemption) of preferred securities by subsidiaries	**12**	(12)
Issuance of debt	**2,386**	1,745
Payments on debt outstanding	**(1,868)**	(2,759)
Net cash provided by/(used in) financing activities	**853**	(402)
Foreign currency translation effects on cash and cash equivalents	**(1,661)**	683
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	**1,651**	1,410
Change in cash received as collateral for securities lending	**(626)**	5,158
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	**22,457**	15,889
Cash and cash equivalents as of December 31, including cash received as collateral for securities lending	**23,482**	**22,457**

Other supplementary cash flow disclosures		
in USD millions	**2005**	2004
Other interest income received	**7,605**	7,081
Dividend income received	**1,833**	1,547
Other interest expense paid	**(1,502)**	(1,341)
Income tax paid	**(1,234)**	(891)

As of December 31, 2005 and 2004, cash and cash equivalents restricted as to use were USD 331 million and USD 908 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 4,758 million and USD 3,507 million as of December 31, 2005 and 2004, respectively. Cash received as collateral for securities lending were USD 4,571 million and USD 5,197 million as of December 31, 2005 and 2004, respectively.

Cash and cash equivalents comprise the following:		
in USD millions, as of	**2005**	2004
Cash at bank and in hand	**5,075**	8,728
Cash equivalents	**13,836**	8,532
Cash held as collateral for securities lending	**4,571**	5,197
Balance as of December 31	**23,482**	**22,457**

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of equity

in USD millions	Share capital	Treasury shares	Additional paid-in capital	
Balance as of December 31, 2003, as previously reported	**923**	**(6)**	**10,208**	
Total adjustment due to implementation of new and revised IFRS accounting standards [1]	–	–	–	
Balance as of December 31, 2003, restated	923	(6)	10,208	
Change in net unrealized gains/losses on investments (excluding translation adjustments)	–	–	–	
Transfer arising from initial application of "legal quote" legislation in Switzerland	–	–	–	
Translation adjustments	–	–	–	
Change in net unrealized gains/losses on investments not recognized in the operating statement	–	–	–	
Nominal value reduction of share capital	(288)	–	–	
Share-based payment transactions	–	–	19	
Treasury share transactions	–	5	61	
Net income after taxes	–	–	–	
Dividends	–	–	–	
Net changes in capitalization and minority interests	–	–	–	
Balance as of December 31, 2004, restated	635	(1)	10,288	
Balance as of December 31, 2004, as previously reported	**635**	**(1)**	**10,288**	
Total adjustment due to implementation of new and revised IFRS accounting standards [1]	–	–	–	
Balance as of December 31, 2004, restated	635	(1)	10,288	
Write-off of negative goodwill (IFRS 3)	–	–	–	
Change in net unrealized gains/losses on investments (excluding translation adjustments)	–	–	–	
Translation adjustments	–	–	–	
Change in net unrealized gains/losses on investments not recognized in the operating statement	–	–	–	
Nominal value reduction of share capital [2]	(449)	–	–	
Share-based payment transactions	–	–	16	
Treasury share transactions	–	1	11	
Net income after taxes	–	–	–	
Dividends	–	–	–	
Net changes in capitalization and minority interests	–	–	–	
Balance as of December 31, 2005	**186**	**–**	**10,315**	

[1] Implementation of new and revised accounting standards as discussed in note 3.
[2] As approved by the Annual General Meeting on April 19, 2005, the share capital was reduced by a nominal value reduction of CHF 4.00 from CHF 6.50 to CHF 2.50 in respect of each registered share. The payment to shareholders was made on July 4, 2005.

The number of common shares issued was 144,006,955 as of December 31, 2005, 2004 and 2003.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	Net unrealized gains on investments	Cumulative translation adjustment	Retained earnings	Common shareholders' equity	Preferred securities	Total shareholders' equity	Minority interests	Total equity
	862	**152**	**5,699**	**17,838**	**1,096**	**18,934**	**969**	**19,903**
	69	–	(1,517)	**(1,448)**	–	**(1,448)**	–	**(1,448)**
	931	152	4,182	**16,390**	1,096	**17,486**	969	**18,455**
	386	–	–	**386**	–	**386**	19	**405**
	(226)	–	–	**(226)**	–	**(226)**	–	**(226)**
	53	591	–	**644**	–	**644**	36	**680**
	213	591	–	**804**	–	**804**	55	**859**
	–	–	–	**(288)**	–	**(288)**		**(288)**
	–	–	–	**19**	–	**19**	–	**19**
	–	–	–	**66**	–	**66**	–	**66**
	–	–	2,428	**2,428**	38	**2,466**	106	**2,572**
	–	–	–	**–**	(38)	**(38)**	(4)	**(42)**
	–	–	–	**–**	–	**–**	(286)	**(286)**
	1,144	743	6,610	**19,419**	1,096	**20,515**	840	**21,355**
	1,075	**840**	**8,248**	**21,085**	**1,096**	**22,181**	**846**	**23,027**
	69	(97)	(1,638)	**(1,666)**	–	**(1,666)**	(6)	**(1,672)**
	1,144	743	6,610	**19,419**	1,096	**20,515**	840	**21,355**
	–	–	23	**23**	–	**23**	–	**23**
	81	–	–	**81**	–	**81**	7	**88**
	(86)	(854)	–	**(940)**	–	**(940)**	(125)	**(1,065)**
	(5)	(854)	–	**(859)**	–	**(859)**	(118)	**(977)**
	–	–	–	**(449)**	–	**(449)**	–	**(449)**
	–	–	–	**16**	–	**16**	–	**16**
	–	–	–	**12**	–	**12**	–	**12**
	–	–	3,168	**3,168**	46	**3,214**	116	**3,330**
	–	–	–	**–**	(46)	**(46)**	(18)	**(64)**
	–	–	–	**–**	–	**–**	(6)	**(6)**
	1,139	**(111)**	**9,801**	**21,330**	**1,096**	**22,426**	**814**	**23,240**

The Board of Directors of Zurich Financial Services has authorized on February 15, 2006 these consolidated financial statements for issue. These financial statements will be submitted for approval to the Annual General Meeting of Shareholders to be held on April 20, 2006.

1. Basis of presentation

Zurich Financial Services and its subsidiaries (collectively the "Group") are an insurance-based financial services provider with a global network. The Group also distributes non-insurance products, such as mutual funds, mortgages and other financial services products, from selected third-party providers.

The holding company, Zurich Financial Services, is incorporated in Zurich, Switzerland. The Group operates through subsidiaries and branch offices. The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law. IFRS does not contain guidelines governing the accounting treatment of certain transactions including those that are specific to insurance products. When a specific topic is not addressed by the standards, the IFRS Framework permits reference to another comprehensive body of accounting principles. In these cases, the Group typically refers to accounting principles generally accepted in the United States (US GAAP) for guidance.

Certain amounts recorded in the consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Significant estimates are discussed in note 5. Actual results may differ from the estimates made.

The new and revised accounting standards, discussed in note 3, resulted in the restatement of 2004 consolidated financial statements. In addition, certain reclassifications have been made to prior year amounts and segment disclosures to conform to the current year presentation. These reclassifications have no effect on the previously reported net income.

The Group's balance sheet is not presented using a current/non-current classification. However, the following balances would generally be classified as current: cash and cash equivalents, short-term investments, deferred policy acquisition costs on general insurance contracts, accrued investment income, receivables, reserve for premium refunds, deferred profit on inception of reinsurance contracts, and accrued liabilities.

The following balances will generally be classified as non-current: equity securities, investments in associates, investments held by investment companies, real estate held for investment, deferred policy acquisition costs on life insurance contracts, deferred tax assets, goodwill, other intangible assets, reserves for unit-linked products, liabilities for investment contracts and deferred tax liabilities.

The following balances are of a mixed nature (including both current and non-current portions): debt securities, mortgage loans, policyholders' collateral and other loans, other investments - other, reinsurers' share of reserves for insurance contracts, deposits made under assumed reinsurance contracts, deferred front-end fees, deferred origination costs, derivative trading assets and other assets, mortgage loans given as collateral, fixed assets, liabilities for investment contracts, deposits received under ceded reinsurance contracts, reserves for losses and loss adjustment expenses, reserves for unearned premiums, future life policyholders' benefits, policyholders' contract deposits and other funds, obligation to repurchase securities, derivative liabilities and other liabilities, collateralized loans, debt related to capital markets and banking activities, and senior and subordinated debt.

Maturity tables have been provided for the following balances: debt securities (table 7.3), derivative assets and derivative liabilities (tables 9.1 and 9.2), reserves for losses and loss adjustment expenses (table 11.9), future life policyholders' benefits (table 11.9) and outstanding debt (table 22.3).

All amounts in the notes are shown in USD millions, rounded to the nearest million unless otherwise stated.

Segment information

The Group is managed on a matrix basis, reflecting both line of business and geography. Accordingly, segment information is presented in two formats. The primary format is based on the operating businesses of the Group and how they are strategically managed to offer different products and services to specific customer groups. The Group's primary segments are defined as follows:

- General Insurance;
- Life Insurance;

- Farmers Management Services;
- Other Businesses;
- Corporate Functions.

In 2004, the Group's primary reporting segments were defined as General Insurance, Life Insurance, Farmers Management Services, Other Businesses and Corporate Center. The only change to these primary segments in 2005 was to rename Corporate Center to Corporate Functions. However, to be consistent with the Group's management structure, the following transfers between primary segments have been made for 2005 financial reporting:

- Farmers Re business from General Insurance to Other Businesses;
- Group Reinsurance business relating to certain European run-off operations from Corporate Functions to Other Businesses;
- Certain investments of Farmers New World Life from Life Insurance to Farmers Management Services;
- The reinsurance business of various Group entities from Corporate Functions to Other Businesses or General Insurance.

The Group's secondary format for segment information is geographic:

- North America
- Europe
- International Businesses, and
- Centrally Managed Businesses

In 2004, these secondary segments were North America Corporate, North America Consumer, Continental Europe, UKISA, Rest of the World and Centrally Managed Businesses. For 2005 financial reporting, these regions have been aligned to better reflect management responsibility. The 2004 results have been restated to reflect these changes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices, with the exception of realized capital gains, which are eliminated.

2. Summary of significant accounting policies

The principle accounting policies applied in the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

a) Consolidation principles
The Group's consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of Zurich Financial Services and its subsidiaries. A subsidiary is an entity in which Zurich Financial Services owns, directly or indirectly, more than 50% of the outstanding voting rights, or which it otherwise has the power to control. The results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The results of subsidiaries that have been sold during the year are included up to the date control ceased. All significant intercompany balances, profits and transactions are eliminated.

Associates and partnerships where the Group has the ability to exercise significant influence, as well as joint ventures where there is joint control, are accounted for using the equity method. Significant influence is presumed to exist when the Group owns, directly or indirectly, between 20% and 50% of the outstanding voting rights.

b) Insurance contracts and investment contracts with discretionary participating features (DPF)

Classification

Insurance contracts are those contracts that transfer significant insurance risk. These contracts may also contain financial risk. Significant insurance risk is defined as the possibility of paying significantly more in a scenario where the insured event occurs than in a scenario where the insured event does not occur. Scenarios considered include those which are deemed to be possible.

A number of insurance and investment contracts contain discretionary participation features (DPF) which entitle the contract holder to receive, as a supplement to guaranteed benefits, additional benefits:

- *whose amount or timing is contractually at the discretion of the Group; and*
- that are contractually based on:
  - *the performance of a specified pool of contracts or a specified type of contract;*
  - realized and/or unrealized investment returns on a specified pool of assets held by the issuer; or
  - the profit or loss of the company, fund or other entity that issues the contract.

The Group applies the same accounting policies for the recognition and measurement of obligations arising from insurance contracts and from investment contracts with DPF. These recognition and measurement criteria apply to obligations arising from the contract, deferred acquisition costs and other related intangible assets. The Group developed its accounting policies for insurance contracts before the adoption of IFRS 4 and in the absence of a specific standard for insurance contracts. Management used their judgment in developing a set of accounting policies for the recognition and measurement of rights and obligations arising from insurance contracts issued and reinsurance contracts held that provide the most useful information to users of the Group's financial statements. In making this judgment, Management primarily considered the pronouncements of the Financial Accounting Standards Board (US GAAP) on insurance and reinsurance contracts.

The Group also issues products containing an embedded option to the policyholder to switch all or part of the current and future invested funds into another product issued by the Group, usually from a unit-linked product into a unitized with-profits contract or similar. Certain of these products allow the policyholder to switch back to the previous product at his convenience. Where this results in a change to a product whose classification as insurance or investment is different to that currently, this is then reflected in the accounts according to the nature of the product which is purchased and the amounts so transferred.

Premiums

Premiums from the sale of general insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are recognized over the period of risk in proportion to the amount of insurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognized as revenue when due from the policyholder. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Amounts collected as premiums from investment type contracts such as universal life, unit-linked and unitized with-profits contracts, are reported as deposits. Revenue from these contracts consists of policy fees for the cost of insurance, administration and surrenders during the period. Front-end fees are recognized over the estimated life of the contracts. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Deferred policy acquisition costs

The costs of acquiring new business, including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business, are deferred. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for participating traditional life insurance contracts are amortized over the expected life of the contracts as a constant percentage of estimated gross margins. Estimated gross margins include anticipated premiums and investment results less benefits and administration expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Estimated gross margins are re-estimated regularly with the impact of deviations of actual result from estimated experience on the amortization of deferred acquisition costs reflected in earnings.

Deferred policy acquisition costs for other traditional life insurance and annuity policies are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts such as universal life, unit-linked and unitized with-profits contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in earnings.

The impact on the deferred policy acquisition cost asset of the change in unrealized gains or losses on investments is recognized through an offset to unrealized gains or losses at the balance sheet date.

Unamortized deferred policy acquisition costs associated with internally replaced contracts that are, in substance, contract modifications, continue to be deferred and amortized. Costs associated with internally replaced contracts that are, in substance, new contracts, are written off.

Liability adequacy testing is performed by portfolio of contracts, in accordance with the Group's manner of acquiring, servicing and measuring the profitability of its insurance contracts. Net unearned premiums are tested to determine whether they are sufficient to cover related expected claims, loss adjustment expenses, policyholder dividends, commission, amortization and maintenance expenses. If there is a premium deficiency, the deferred policy acquisition cost asset is written down by the amount of the deficiency. If, after writing down the deferred policy acquisition cost asset to nil (for the portfolio of contracts), a premium deficiency still exists, then a premium deficiency reserve is recorded to provide for the deficiency in excess of the deferred policy acquisition cost asset written down.

Losses and loss adjustment expenses

Losses and loss adjustment expenses are charged to income as incurred. Reserves for losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses and include provisions for losses incurred but not yet reported (IBNR). The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. The Group does not discount its loss reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

Future life policyholders' benefits and policyholders' contract deposits

These represent the estimated future policyholder benefit liability for traditional life insurance policies and for certain unit-linked contracts, respectively.

Future life policyholders' benefits for participating traditional life insurance policies are calculated using a net level premium method based on actuarial assumptions equal to guaranteed mortality and interest rates.

Future life policyholders' benefits for other traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses and investment return including a margin for adverse deviation.

Future life policyholders' benefits include the value of accumulated declared bonuses or dividends that have been vested to policyholders.

Policyholders' contract deposits represent the accumulation of premium received less charges plus declared dividends.

The policyholders' share of unrealized gains or losses, which may be paid in the future in respect of assets, is included in future life policyholders' benefits.

For products containing discretionary participation features the amount of the discretionary participation feature is deemed to be the investment return on all related assets where the apportionment between the shareholder and the contract holder has not yet been determined. This includes certain elements of unrealized gains and portions of retained earnings.

The minimum mandated amounts, which are to be paid to policyholders plus any declared additional benefits, are recorded in liabilities. Undeclared discretionary balances are recorded in shareholders' equity until such time as the allocation is determined and a bonus is declared.

Reserves for unit-linked products are recorded as equal to the consideration received plus accumulated investment yield less any fees charged or dividends paid to the policyholder.

For products containing guarantees in respect of minimum death benefits ("GMDB"), retirement income benefits ("GRIB") and annuitization options ("GAO"), additional liabilities are recorded in proportion with the receipt of the contracted revenues.

Reinsurance

The Group's insurance subsidiaries cede risk in the normal course of business in order to limit the potential for losses arising from certain exposures. Reinsurance does not relieve the originating insurer of its liability. Certain Group insurance companies assume reinsurance business incidental to their normal business, as well as from the Farmers Exchanges. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums and ceded future life policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a legal right of offset exists.

Reinsurance contracts are assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurer. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is added to the remaining unexpired portion of coverage. Changes in the deposit amount are recorded in the consolidated operating statements as an incurred loss. Interest on deposits that transfer only timing risk, or no risk at all, are accounted for using the effective interest rate method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense.

c) Investment contracts (without discretionary participating features)

The Group issues investment contracts without fixed terms (unit-linked) and investment contracts with fixed and guaranteed terms (fixed interest rate).

Investment contracts without fixed terms are financial liabilities where the fair value of the contract is determined with reference to the fair value of the underlying financial assets, derivatives and/or investment property (unit-linked) and are recorded at inception at their fair value.

Liabilities for investment contracts (unit linked)

These represent portfolios maintained to meet specific investment objectives of policyholders who bear the investment risk. The assets are classified as fair value through the profit and loss. The liabilities are carried at fair value. The costs of policy administration, investment management, surrender charges and certain policyholder taxes assessed against the policyholders' account balances are included in policy fee revenue.

The liability held for unit-linked products with capital units is measured at the funded value of those units. At issue, the difference between the funded and unfunded value of units is treated as deferred revenue.

Liabilities for investment contracts (amortized cost)
These represent contracts which are not unit-linked. Liabilities are measured at amortized cost, using the effective interest rate method. Transaction costs are deducted from the initial amount and form part of the effective yield. Future assumptions, except for the effective interest rate, are reviewed each reporting period. Changes in the liability due to changes in future assumptions are reflected in the income statement.

Valuation techniques are used to establish the fair value at inception and each reporting date.

The Group's main valuation techniques incorporate all factors that market participants would consider and are based on observable market data. The fair value of a unit-linked financial liability is determined using the current unit values that reflect the fair values of the financial assets contained within the Group's unitized investment funds linked to the financial liability, multiplied by the number of units attributed to the contract holder at the balance sheet date.

If the investment contract is subject to a put or surrender option, the fair value of the financial liability is never less than the amount payable on surrender, discounted for the required notice period, where applicable.

For investment contracts with fixed and guaranteed terms, the amortized cost basis is used. In this case, the liability is initially measured at its fair value minus transaction costs that are incremental and directly attributable to the acquisition or issue of the contract.

Subsequent measurement of investment contracts at amortized cost uses the effective interest method. This method requires the determination of an interest rate (the effective interest rate) that exactly discounts to the net carrying amount of the financial liability the estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period if the holder has the option to redeem the instrument before maturity.

The Group re-estimates at each reporting date the expected future cash flows and recalculates the carrying amount of the financial liability by computing the present value of estimated future cash flows using the financial liability's original effective interest rate. Any adjustment is immediately recognized as income or expense in the income statement.

Deferred origination costs
The costs of acquiring new investment contracts with investment management services, including commissions and other incremental expenses directly related to the issuance of each new contract are amortized in line with revenue generated by the investment management service. The deferred origination costs (DOC) are tested for recoverability at each reporting date.

The costs of acquiring new investment contracts without investment management services are included as part of the effective interest rate used to calculate the amortized-cost measure of the related liabilities.

d) Other revenue recognition
Fee revenue for the provision of non-claims related management services to the Farmers Exchanges is calculated primarily as a percentage of gross premiums earned by the Farmers Exchanges. Farmers Group, Inc. and its subsidiaries ("FGI") provides the following non-claims related management services to the Farmers Exchanges: risk selection, preparation and mailing of policy forms and invoices, premium collection, management of the investment portfolios and certain other administrative and managerial functions. The Farmers Exchanges are responsible for their own claims functions, including the settlement and payment of claims and claims adjustment expenses. They are also responsible for the payment of agent commissions and bonuses and the payment of premium and income taxes.

Revenues from investment management and distribution fees are based on contractual fee arrangements applied to assets under management and recognized as earned when the service has been provided. For practical purposes, the Group recognizes these fees on a straight-line basis over the estimated life of the contract.

Certain upfront payments received for asset management services ("front-end fees") are deferred and amortized in proportion to the stage of completion of the service for which they were paid.

The Group charges its customers for asset management and other related services using the following different approaches:

- Front-end fees are charged to the client at inception. This approach is used particularly for single premium contracts. The consideration received is deferred as a liability and recognized over the life of the contract on a straight-line basis.
- Regular fees charged to the customer periodically (monthly, quarterly or annually) either directly or by making a deduction from invested funds. Regular charges billed in advance are recognized on a straight-line basis over the billing period; fees charged at the end of the period are accrued as a receivable that is offset against the financial liability when charged to the customer.

Interest income on financial assets that are not classified as fair value through profit or loss is recognized using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income.

Dividend income is recognized when the right to receive payment is established; usually this is the ex-dividend date.

e) Investments

Classification

Financial assets are classified either as "held-to-maturity", "fair value through profit or loss", "available-for-sale", or "loans originated by the Group". The classification depends on the purpose for which the investments were acquired.

Held-to-maturity financial assets are debt securities which the Group has the ability and positive intent to hold to maturity. Fair value through profit or loss has two sub-categories: financial assets held for trading and those designated at fair value through profit and loss at inception. Derivatives are also classified as held for trading unless they are designated as hedges. Trading financial assets are debt and equity securities which the Group buys with the principal intention to resell in the near term. The remaining debt and equity securities are classified as available-for-sale.

Loans originated by the Group, such as mortgage loans, policyholders' collateral and other loans, include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold in the short term, which are recorded in the trading category.

Measurement

Financial assets are initially recorded at cost, net of transaction costs directly attributable to the acquisition. Held-to-maturity financial assets are subsequently carried at amortized cost using the effective interest rate method. Fair value through profit or loss financial assets are subsequently carried at fair value, with changes in fair value recognized in the current period income. Available-for-sale financial assets are subsequently carried at fair value, with unrealized changes in fair value recorded in shareholders' equity. The cumulative unrealized gains or losses recorded in shareholders' equity are net of cumulative deferred income taxes, certain life policyholder liabilities, certain life deferred acquisition costs and minority interests. The realized gain or loss on divestment is based on the difference between the proceeds received and the carrying value of the investment plus any unrealized gains or losses on the investment recorded in shareholders' equity using the specific identification method. When available-for-sale financial assets are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in shareholders' equity are included in the current period income. The amortization of premium and accretion of discount on available-for-sale and held-to-maturity investments in debt securities is computed using the effective interest method and is recognized in current period income.

Investments backing certain life insurance policies with participation features are held as fair value through profit or loss. Movements in the carrying value of these assets are recognized in current period income to match the offsetting amounts attributable to policyholders.

Loans originated by the Group are initially recorded at cost and are subsequently measured at amortized cost using the effective interest rate method, less allowances for doubtful accounts.

Real estate held for investment purposes is initially recorded at cost (including transaction costs) and is subsequently measured at fair value with changes in fair value recognized in current period income. No depreciation is recorded for real estate held for investment. The gain or loss on disposal of real estate held for investment is based on the difference between the proceeds received and the carrying value of the investment.

Investments held by investment companies are carried at fair value.

The carrying values of short-term investments approximate fair values.

Impairments

Financial assets are assessed for impairment on a regular basis. A financial asset is impaired if its carrying value exceeds the estimated recoverable amount and there is objective evidence of impairment to the financial asset.

The Group considers an available for sale equity for impairment when the fair value of the security has been not insignificantly below the weighted-average cost for more than 12 months. Additionally, the Group considers an available for sale equity for impairment when the fair value has been below the weighted-average cost by more than 50% for any period of time.

The fair value of available for sale debt securities may fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, an impairment is not recorded for such securities.

When a decline in the fair value of an available-for-sale asset has been recognized directly in shareholders' equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in shareholders' equity is removed from equity and recognized in current period income. The amount of the cumulative loss that is removed from shareholders' equity and recognized in current period income is the difference between acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset instrument previously recognized in income.

For held-to-maturity financial assets and loans originated by the Group the impairment is considered to have taken place if it is probable that the Group will not be able to collect principal and interest due according to the contractual terms of the instrument. When impairment is determined to have occurred, the carrying amount of the held-to-maturity financial assets is decreased through a charge to current period income. The amount of the impairment loss is the difference between the asset's carrying value and the present value of expected future cash flows discounted at the security's original effective interest rate.

f) Derivative financial instruments

Derivative financial instruments are carried at fair value on the balance sheet as assets or liabilities. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying instrument. Inputs used in pricing models are generally market observable or can be derived from market observable data. Derivative financial instruments with positive fair values are recorded as derivative trading assets and those with negative fair values are recorded as derivative trading liabilities. Apart from derivative financial instruments designated as qualifying cash flow hedging instruments (see below), changes in fair value are recognized in current period income.

Derivative financial instruments include interest rate, currency and total return swaps, futures, forwards and option contracts, all of which derive their value mainly from underlying interest rates, foreign exchange rates, commodity values or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are individually negotiated between contracting parties and include forwards, caps, floors and swaps. Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

In addition to the derivative financial instruments described above, the Group enters into contracts that are not considered derivative financial instruments in their entirety but that include embedded derivative features. Such embedded derivatives are assessed at inception of the contract and, depending on their characteristics, are accounted for as separate derivative financial instruments pursuant to IAS 39.

Derivative financial instruments used for hedging

For the purpose of hedge accounting, hedging instruments are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability, or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction.

To qualify for hedge accounting, the relationship of the hedging instrument to the underlying transaction must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting, in which case the hedging instrument and the hedged item are reported independently as if there was no hedging relationship.

Gains or losses from re-measuring hedging instruments are recognized immediately in the operating statement. Offsetting gains or losses on the fair value hedged item attributable to the hedged risk are adjusted against the carrying amount of the hedged item and recognized in the operating statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument carried at amortized cost, the adjustment is amortized to current period income such that it is fully amortized by maturity.

The portion of gain or loss on the cash flow hedging instrument is recognized directly in shareholders' equity. The ineffective portion is recognized in current period income. When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognized, the associated gains or losses that had previously been recognized in shareholders' equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For other cash flow hedges, the gains or losses that are recognized in shareholders' equity are transferred to the operating statement in the same period in which the item hedged affects the net profit and loss, for example, when the future sale actually occurs.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, cumulative gains or losses on the hedging instrument recognized in shareholders' equity remain in shareholders' equity until the forecasted transaction occurs. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in shareholders' equity is transferred to current period income.

g) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and offset by bank overdrafts. Cash and cash equivalents also includes cash received as collateral for securities lending. Cash and cash equivalents are stated at face value, with holdings of foreign notes and coins valued at year end closing prices.

h) Securities lending

Certain entities within the Group participate in securities lending arrangements whereby specific securities are loaned to other institutions, primarily banks and brokerage firms, for short periods of time. Under the terms of the securities lending agreements, the loaned securities remain under the Group's control and therefore are not derecognized from the Group's balance sheet.

i) Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized borrowing transactions and are recorded at their contracted repurchase amount plus accrued interest at the balance sheet date.

j) Debt issued

Debt issued by the Group is initially measured at cost, which is the fair value of the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.

k) Interest Expense

Interest expense is recognized when incurred on an amortized cost basis.

l) Intangible assets

Goodwill

Acquisitions of subsidiaries and associates are accounted for under the purchase method, whereby the purchase price is allocated to the fair value of assets and liabilities acquired at the date of acquisition with any residual amount allocated to goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. The Group's cash generating units, at which impairment losses are assessed, are the reporting units. If impairment indications exist, the recoverable amount of the cash generating unit will be determined. An impairment loss will be recorded if the recoverable amount is less than the carrying amount of the cash generating unit, including goodwill.

The recoverable amount for a cash generating unit is determined using net selling price, if available, or value in use, whichever is higher. Net selling price for a cash generating unit is determined based on various factors, including quoted market prices, current share values in the market place for similar publicly traded entities, and recent sale transactions of similar entities or businesses in the market place. Value in use is determined using the present value of estimated future cash flows expected to be generated from or used by the cash generating unit. The estimated future cash flows are based on best estimate assumptions, such as revenue and expense projections, growth rate, interest rates and investment yields, and inflation rate.

Indications that goodwill related to a cash generating unit may be impaired include events or changes in circumstances that may have a significant negative impact on the operations of the cash generating unit, or material adverse changes in the assumptions used in determining its recoverable amount.

Present value of profits of acquired insurance contracts ("PVFP")

PVFP is amortized over the expected life of the policies acquired, based on a constant percentage of the present value of estimated gross profits (margins) expected to be realized, or over the premium recognition period, as appropriate.

Attorney-in-fact relationships ("AIF")

At the date of the acquisition of FGI in 1988, a portion of the purchase price was assigned to the attorney-in-fact relationships. The asset representing the attorney-in-fact relationships represents the ability of FGI to generate future revenues based on the Group's relationship with the Farmers Exchanges. In determining that these relationships have an indefinite useful life, the Group considered the organizational structure of inter-insurance exchanges, under which subscribers exchange contracts with each other and appoint an attorney-in-fact to provide certain management services. In addition, the Group considered the historical attorney-in-fact relationship between FGI and the Farmers Exchanges. To the extent that there is a change in these circumstances, the Group would reevaluate the value of this intangible asset.

Other intangibles

Other intangible assets are carried at cost less accumulated amortization and consist primarily of acquired brand names and software costs that meet the recognition criteria for capitalization. The costs of these assets are amortized using the straight-line method over the following estimated economic lives: brand names 20 years; software three to five years.

Impairments

Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the asset's carrying value over its recoverable amount. The recoverable amount is the higher of an asset's fair value less selling costs and value in use.

m) Income taxes

The Group provides current tax expense according to the tax laws of each jurisdiction in which it operates. Income taxes are recognized using the asset and liability method. Deferred income taxes are recorded for temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Losses for tax purposes are treated as deferred tax assets to the extent it is probable that the losses can offset future taxable income and is allowed by the applicable local tax laws and regulations.

Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Taxes payable by either the holding company or its subsidiaries on distribution to the holding company of the undistributed profits of subsidiaries are recognized as deferred income taxes unless a distribution of those profits is not intended or would not give rise to a tax liability.

Taxes paid by certain of our life insurance businesses are based on investment income less allowable expenses. To the extent that these taxes exceed the amount that would have been payable in respect of the shareholders' share of taxable profits, it is normal practice for certain of our businesses to recover this tax from policyholders. While the relevant company has the contractual right to charge policyholders for the taxes attributable to their share of investment income less expenses, the obligation to pay the tax authority rests with the company and therefore, the full amount of tax including that charged to policyholders is accounted for as an income tax. Income tax expense therefore includes an element attributable to policyholders. In addition, deferred tax on unrealized gains on investment contracts with DPF related to certain unit-linked policies is included as income tax expense and an accrual for future policy fees to recover the tax charge is included in gross written premiums and policy fee revenue.

n) Employee benefits

Retirement benefits
The operating companies in the Group provide employee retirement benefits through both defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are generally held separately from the Group's general assets in trustee-administered funds. Defined benefit plan obligations and contributions are determined annually by qualified actuaries using the projected unit credit method. The Group's expense related to these plans is accrued over the employees' service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are then recognized over the expected average remaining working lives of the employees participating in the plans. Contributions to defined contribution pension plans are charged to the operating statement as they become due.

Other post-retirement benefits
Other defined post-employment benefits, such as medical care and life insurance, are also provided for certain employees and are primarily funded internally. The cost of such benefits is accrued over the service period of the employee based upon the actuarially determined cost for the period.

o) Share based compensation
Under the Group's equity-settled share-based compensation plan, the fair value of the employee services received in exchange for the grant of shares and/or options is recognized as an expenses in the consolidated operating statement over the vesting period. A corresponding amount is recorded in additional paid-in capital.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares and/or options granted, excluding the impact of any non-market vesting conditions (for example, profitability and premium income growth targets). Non-market vesting conditions are included in assumptions about the number of shares and/or options that are expected to be issued or become exercisable. At each balance sheet date, the Group revises its estimates of the number of shares and/or options that are expected to be issued or become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the shares are delivered or options are exercised.

p) Fixed assets
Real estate (buildings) held for own use and other fixed assets are carried at cost less accumulated depreciation and any necessary write-downs due to impairment. The costs of these assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: buildings 25 to 50 years; furniture and fixtures five to ten years; and computer equipment three to five years. Real estate (land) is carried at cost less any necessary write-downs. Maintenance and repair costs are charged to income as incurred. Costs of systems purchased from outside vendors and developed internally are deferred and amortized over expected useful lives up to five years. Gains and losses on the disposal of fixed assets and real estate held for own use are determined based on their respective carrying amounts and recorded in income.

q) Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the operating statement on a straight-line basis over the lease term.

r) Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

s) Treasury shares
Zurich Financial Services shares held by the Group are classified as treasury shares and are deducted from equity at its nominal value. The differences between the nominal value and the amount paid for acquiring, or received for disposing of treasury shares, are recorded as an adjustment to additional paid-in capital in shareholders' equity.

t) Foreign currency translation and transactions

Foreign currency translation
In view of the international nature of the Group there are many individual entities with different functional currencies. A functional currency is the currency of the primary economic environment in which the entity operates. Therefore, a common presentation currency is required. Due to the Group's economic exposure to the US dollar (USD), the presentation currency of the Group has been determined to be the US dollar. Assets and liabilities of Group companies with functional currencies other than US dollars are translated at end-of-period exchange rates, while operating statements are translated at average exchange rates for the period. The resulting translation differences are recorded directly in shareholders' equity as cumulative translation adjustments.

Foreign currency transactions
Foreign currency monetary items are translated at end-of-period exchange rates, non-monetary items which are carried at historical cost denominated in a foreign currency are translated at historical rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the consolidated operating statement.

The table below summarizes the principal exchange rates that have been used for translation purposes. Net gains and (losses) on foreign currency transactions included in the consolidated operating statements were USD (71) million and USD 124 million for the years ended December 31, 2005 and 2004, respectively. Foreign currency exchange forward and swap gains and (losses) included in the amounts above were USD (453) million and USD 477 million for the years ended December 31, 2005 and 2004, respectively.

Principal exchange rates

Table 2

USD per foreign currency unit	Balance sheets as of		Operating statements and cash flows for the years ended	
	12/31/05	12/31/04	**12/31/05**	12/31/04
Euro	**1.1849**	1.3555	**1.2447**	1.2440
Swiss franc	**0.7614**	0.8769	**0.8039**	0.8063
British pound sterling	**1.7228**	1.9183	**1.8200**	1.8329

3. Implementation of new accounting standards and adjustments in 2005 (IFRS restatement)

The Group has implemented several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework (as listed in the table below), which became effective January 1, 2005. The main restatement adjustments for the Group result from the adoption of IFRS 4, which relates to the definition of an insurance contract. They primarily affect the accounting treatment of the Group's life business with impacts on both the Group's consolidated balance sheet and operating statement.

The International Accounting Standards Board (IASB) issued IFRS 4 "Insurance Contracts" on March 31, 2004. The standard applies to all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds, except for specified contracts covered by other IFRS standards. The most significant change as a result of the adoption of the standard is the reclassification of certain contracts as financial instruments and hence application of IAS 39 to these contracts. IFRS 4 does not provide comprehensive guidance on the accounting treatment for insurance contracts and as such the Group will continue to apply US GAAP in certain circumstances where IFRS is silent.

IAS 39 "Financial Instruments: Recognition and Measurement" was revised in December 2003 as part of the IASB's project to improve IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39. Further amendments were made in 2005 and 2004. These changes related to Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk. The major changes are as follows:

- The standard clarifies that the evaluation of the transfer of risks and rewards of ownership precedes the evaluation of the transfer of control for all derecognition transactions.
- The standard permits an entity to designate certain financial assets or financial liabilities on initial recognition as one to be measured at fair value, with changes in fair value recognized in profit or loss. To impose discipline on this categorization, an entity is precluded from reclassifying financial instruments into or out of this category.
- The standard provides additional guidance about how to determine fair values using valuation techniques.
- The standard clarifies that an impairment loss is recognized only when it has been incurred. It also provides additional guidance on what events provide objective evidence of impairment for investments in equity instruments.
- Hedges of firm commitments are treated as fair value hedges rather than cash flow hedges. However, the standard clarifies that a hedge of the foreign currency risk of a firm commitment can be treated as either a cash flow hedge or a fair value hedge.

The IASB issued IFRS 3 "Business Combinations" on March 31, 2004. In accordance with the transitional provisions of the standard, the Group has applied this standard to business combinations for which the agreement date is on or after March 31, 2004. The remaining requirements of IFRS 3 were adopted as of January 1, 2005. The most significant changes required by this standard are:

- All business combinations within its scope are to be accounted for using the purchase method, previously IAS 22 permitted business combinations to be accounted for using the pooling of interests method in certain circumstances.
- The acquiree's identifiable assets, liabilities and contingent liabilities are to be recognized as part of allocating the cost of the combination to be measured initially by the acquirer at their fair values at the acquisition date. Therefore, any minority interest in the acquiree is stated at the minority's proportion of the net fair values of those items.
- Goodwill acquired in a business combination is to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, the goodwill is not amortized and instead must be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Negative goodwill is recognized immediately in the operating statement.

Upon adoption of IFRS 3, the Group wrote back USD 23 million of negative goodwill.

IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" were revised in March 2004 by the IASB as part of the Business Combinations project. Consistent with the group's adoption of IFRS 3, the revised standards were adopted as of January 1, 2005.

The IASB issued IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" on March 31, 2004. The standard adopts the classification "held for sale", introduces the concept of a disposal group, and specifies that assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. It also replaces IAS 35 "Discontinuing Operations" regarding the accounting treatment for discontinued operations.

IAS 27 "Consolidated and Separate Financial Statements" was revised in March 2004. The adoption of the revised guidance with respect to the consolidation requirements of venture capital organizations, mutual funds and similar entities resulted in an equivalent gross up of the Group's assets and liabilities to reflect the liabilities to third parties and minority interests. Also, IAS 27 revised requires the disclosure of minority interests within equity separately from shareholders' equity.

The accounting policy for securities lending has been changed, primarily driven by the revised IFRS which led the Group to review its previous policy and make changes to the criteria for recognizing collateral received as part of securities lending arrangements. As a result of the Group having future economic benefits and retaining significant risk and rewards of the cash collateral received, the Group now recognizes both cash collateral and an equal and offsetting liability related to the cash collateral. No income effect resulted from the change in this policy.

All changes in accounting policies have been made in accordance with transitional provisions in the respective standards and the impact is summarized in the following tables.

Consolidated operating statement for the year ended December 31, 2004 IFRS restatement - reconciliation to previously reported financial information

Table 3.1

in USD millions for the year ended December 31, 2004	As reported [1]	IFRS 4	Other IFRS	Restated
Revenues				
Gross written premiums and policy fees	49,304	(68)	–	**49,236**
Less premiums ceded to reinsurers	(7,625)	55	–	**(7,570)**
Net written premiums and policy fees	41,679	(13)	–	**41,666**
Net change in reserves for unearned premiums	125	(1)	–	**124**
Net earned premiums and policy fees	41,804	(14)	–	**41,790**
Farmers management fees	1,985	–	–	**1,985**
Net investment income	9,114	(61)	–	**9,053**
Net capital gains on investments and impairments	4,934	1,596	12	**6,542**
Net gain on divestments of businesses	88	–	–	**88**
Other income	1,753	3	–	**1,756**
Total revenues	59,678	1,524	12	**61,214**
Benefits, losses and expenses				
Insurance benefits and losses, gross	40,099	(422)	–	**39,677**
Less ceded insurance benefits and losses	(5,599)	34	–	**(5,565)**
Insurance benefits and losses, net of reinsurance	34,500	(388)	–	**34,112**
Policyholder dividends and participation in profits, net of reinsurance	7,014	1,726	12	**8,752**
Underwriting and policy acquisition costs, net of reinsurance	7,243	147	–	**7,390**
Administrative expenses	4,035	113	–	**4,148**
Other operating expenses	1,281	65	–	**1,346**
Amortization and impairments of intangible assets	448	(18)	–	**430**
Interest expense on debt	362	–	–	**362**
Interest credited to policyholders and other interest	1,009	(3)	–	**1,006**
Total benefits, losses and expenses	55,892	1,642	12	**57,546**
Net income before income taxes	3,786	(118)	–	**3,668**
Net income attributable to shareholders [2]	**2,587**	**(121)**	**–**	**2,466**

[1] As published in the Annual Report 2004.
[2] Revised IAS 1 changed the description "Net income" to "Net income attributable to shareholders".

in USD, for the year ended December 31, 2004	As reported [1]	IFRS 4	Dividends preferred securities	Restated
Basic earnings per share	18.01	(0.83)	(0.26)	**16.92**
Diluted earnings per share	17.88	(0.83)	(0.26)	**16.79**

Consolidated balance sheet as of December 31, 2004 IFRS restatement - reconciliation to previously reported financial information

Table 3.2

in USD millions, as of December 31, 2004	As reported [1]	IFRS 4	Other IFRS	Restated
Assets				
Investments	251,159	24,373	6,623	**282,155**
Investments held on account and at risk of life insurance policyholders	24,189	(24,189)	–	**–**
Reinsurers' share of reserves for insurance contracts	21,046	122	–	**21,168**
Deposits made under assumed reinsurance contracts	3,312	(30)	–	**3,282**
Deferred policy acquisition costs	13,344	(2,063)	–	**11,281**
Deferred origination costs	–	736	–	**736**
Goodwill	744	–	–	**744**
Other intangible assets	2,590	(113)	–	**2,477**
Other assets	29,699	(462)	(193)	**29,044**
Total assets	**346,083**	**(1,626)**	**6,430**	**350,887**
Liabilities and equity				
Liabilities for investment contracts	–	39,260	–	**39,260**
Reserves for insurance contracts for life insurance where the investment risk is carried by policyholders	24,261	(24,261)	–	**–**
Reserves for insurance contracts, gross	246,162	(17,950)	(183)	**228,029**
Debt related to capital markets and banking activities	3,880	–	–	**3,880**
Senior and subordinated debt	5,871	–	–	**5,871**
Other liabilities	42,882	3,008	6,602	**52,492**
Total liabilities	**323,056**	**57**	**6,419**	**329,532**
Equity				
Share capital	635	–	–	**635**
Treasury shares	(1)	–	–	**(1)**
Additional paid-in capital	10,288	–	–	**10,288**
Net unrealized gains on investments	1,075	–	69	**1,144**
Cumulative translation adjustment	840	(85)	(12)	**743**
Retained earnings	8,248	(1,598)	(40)	**6,610**
Common shareholders' equity	21,085	(1,683)	17	**19,419**
Preferred securities	1,096	–	–	**1,096**
Shareholders' equity	22,181	(1,683)	17	**20,515**
Minority interests	846	–	(6)	**840**
Total equity	**23,027**	**(1,683)**	**11**	**21,355**
Total liabilities and equity	**346,083**	**(1,626)**	**6,430**	**350,887**

[1] As published in the Annual Report 2004.

Forthcoming changes in accounting standards

In August 2005 the IASB released IFRS 7 "Financial Instruments: Disclosures". IFRS 7 is effective January 1, 2007, however earlier application is encouraged. IFRS 7 applies to all risks arising from all financial instruments, except those covered by another more specific standard such as interests in subsidiaries, associates and joint venture, post-employment benefits, share-based payment and insurance contracts. IFRS 7 requires disclosure of:

a) the significance of financial instruments for an entity's financial position and performance. These disclosures incorporate many of the requirements previously in IAS 32.

b) qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The qualitative disclosures describe management's objectives, policies and processes for managing those risks. The quantitative disclosures provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. Together, these disclosures provide an overview of the entity's use of financial instruments and the exposures to risks they create.

In December 2004 the IASB released a revised version of IAS 19 "Employee Benefits". The amendment to IAS 19 introduces an additional option for actuarial gains and losses arising in post-employment defined benefit plans to be recognized outside profit or loss providing all of the actuarial gains and losses for all defined benefit plans are recognized in the period in which they occur.

The Group has not yet fully analyzed the impact of these changes on its financial position, results or disclosures.

4. Changes in the scope of consolidation

During the year ended December 31, 2005 and 2004, the Group completed divestments of several businesses and recognized post-completion adjustments on divestments made in the previous year.

Net gain on divestments

Table 4.1

in USD millions, for the years ended December 31	**2005**	2004
Consideration received	**129**	2,488
Less: net assets divested	**(138)**	(2,356)
Other income/(costs) related to divestments	**7**	(44)
Net (loss)/gain on divestments before tax	**(2)**	88
Tax effect	**(1)**	(17)
Net (loss)/gain on divestments after tax	**(3)**	**71**
Net assets divested		
Cash and cash equivalents	**89**	435
Other assets	**236**	6,090
Insurance liabilities	**(54)**	(4,014)
Other liabilities	**(133)**	(155)
Net assets divested	**138**	**2,356**

During 2005, the Group divested businesses in markets where it did not have a significant presence or which were no longer part of its business strategy. The Group's principal transactions affecting the scope of consolidation during the years ended December 31, 2005 and 2004 are described below.

Changes in 2005

The Group completed the following sales: 100% of the share capital of Claims Management Group Limited, the Group's equity stake in ZC Sterling Corporation, 10% of the total issued share capital of South African Eagle Insurance Company Limited (SA Eagle) and the Group's interest in Zurich National Life Assurance Company Limited in Thailand.

Additionally, the Group acquired the life business portfolio of ING Insurance Argentina.

In 2005, the companies and businesses divested did not contribute materially to the Group's net income attributable to shareholders.

On April 4, 2005, the Group announced the sale of Universal Underwriters Group (UUG) to an investor group led by Hellman and Friedman LLC. The assets and liabilities of UUG were classified as held for sale in accordance with IFRS 5. However, on January 16, 2006 the Group announced the mutual cessation of negotiations to complete the sale and its intention to integrate UUG into the North America Commercial business. As a result, the assets and liabilities of UUG are no longer classified as held for sale.

Changes in 2004

During 2004, the Group completed the following sales: Zurich Atrium B.V., Turegum Insurance Company, Thai Zurich Insurance Company, Zurich Insurance (Singapore) Pte.Ltd., Zürich Krankenversicherung AG (Deutschland), the Group's stake in Globale Krankenversicherungs-AG, the insurance portfolio of its subsidiary Zurich Life Philippines, Inc, McMillan Shakespeare Australia Pty Limited, and the general insurance (consumer and small commercial lines) and life insurance (consumer and commercial lines) operations in Belgium.

The Group also recognized several post-completion adjustments for divestments completed during or prior to 2004, realizing a net gain before tax of USD 95 million.

5. Critical accounting judgments and estimates

Critical accounting estimates are those which involve the most complex or subjective judgments or assessments, and relate to general insurance and life insurance reserves, the determination of fair value for financial assets and liabilities, impairment charges, deferred policy acquisition costs and deferred taxes. In each case, the determination of these items requires management to make complex judgments based on information and financial data that may change in future periods.

a) Reserves for losses and loss adjustment expenses

The Group is required by applicable insurance laws, regulations and IFRS to establish reserves for payment of losses and loss adjustment expenses that arise from the Group's general insurance products and the run-off of its former third party reinsurance operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The Group establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses and reserves for incurred but not reported (IBNR) losses. Additionally, reserves are held for loss adjustment expenses, which contain the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses.

The Group's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance claims and claims from the run-off of its former third party reinsurance operations. The Group bases such estimates on the facts available at the time the reserves are established. The Group generally establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the Group considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the Group's estimation of reserves. Between the reporting and final settlement of a claim circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and home repair materials and labor rates can substantially impact ultimate settlement costs. Accordingly, the Group reviews and re-evaluates claims and reserves on a regular basis. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set.

The Group establishes IBNR reserves, generally on an undiscounted basis, to recognize the estimated cost of losses for events which have already occurred but which have not yet been notified. These reserves are established to recognize the estimated costs required to bring claims for these not yet reported losses to final settlement. As these losses have not yet been reported, the Group relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR liability. The Group also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The Group revises these reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is an important consideration in establishing the Group's reserves. Short-tail claims, such as for automobile and property damage, are normally reported soon after the incident and are generally settled within months following the reported incident. Long-tail claims, such as bodily injury, pollution, asbestos and product liability, can take years to develop and additional time to settle. For long-tail claims, information concerning the event, such as the required medical treatment for bodily injury claims and the measures and costs required to clean up pollution, may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail losses.

Since the Group does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of its incurred losses and reserves, subject to the effects of reinsurance recoveries.

The Group uses a number of accepted actuarial methods to estimate and evaluate the amount of reserves recorded. The nature of the claim being reserved for and the geographic location of the claim influence the techniques used by the Group's actuaries. Additionally, the Group's Corporate Center actuaries perform periodic reserve reviews of the Group's businesses throughout the world. Management consider the results of these reviews and adjusts its loss and loss adjustment expense reserves, where necessary.

Refer to notes 10 and 11 for further information on reserves for losses and loss adjustment expenses.

b) Future life policyholders' benefits and policyholders' contract deposits

The future life policyholders' benefits and policyholders' contract deposits liabilities contain a number of assumptions regarding mortality (or longevity), lapses, surrenders, expenses, and investment returns. These assumptions are determined with reference to past experience adjusted for new trends, current market conditions and future expectations. As such the liabilities for future life policyholders' benefits and policyholders' contract deposits may not represent the ultimate amounts paid out to policyholders. For example:

- The estimated number of deaths determines the value of the benefit payments. The main source of uncertainty arises because of the potential for pandemics and wide-ranging lifestyle changes, such as changes in eating, smoking and exercise habits, which could result in earlier deaths for age groups in which the Group has significant exposure to mortality risk.
- For contracts that insure the risk of longevity, such as annuity contracts, an appropriate allowance is made for people living longer. Continuing improvements in medical care and social conditions could result in further improvements in longevity in excess of those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.
- Under certain contracts, the Group has offered product guarantees (or options to take up product guarantees), including fixed minimum interest rate or mortality rate returns. In determining the value of these options and/or benefits, estimates have been made as to the percentage of contract holders that will exercise them. Changes in investment conditions could result in significantly more contract holders exercising their options and/or benefits than has been assumed.
- Estimates are also made as to future investment income arising from the assets backing long-term insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.
- Assumptions are determined with reference to current and historical client data, as well as industry data. Interest rate assumptions reflect expected earnings on the assets supporting the future policyholder benefits. The information used by the Group's qualified actuaries in setting such assumptions includes, but is not limited to, pricing assumptions, available experience studies and profitability analysis.

Refer to notes 10 and 11 for further information on future life policyholders' benefits and policyholders' contract deposits.

c) Fair value of financial assets and liabilities

Certain of the Group's assets and liabilities are recorded at fair value on the balance sheet. Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable, fair value is based on either internal valuation models or management estimates of amounts that could be realized under current market conditions. Fair values of certain financial instruments, including over-the-counter ("OTC") derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, yield curves, credit spreads volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could lead to different estimates of fair value.

The Group issues a number of investment contracts that are recorded at fair value through profit or loss. These financial instruments are not quoted in active markets, and their fair values are determined by using valuation techniques. A variety of factors are considered in the Group's valuation techniques, including credit risk (both own and counterparty), embedded derivatives (such as unit-linking features), volatility factors (including contract holder behavior), servicing costs and surrenders of similar instruments.

Changes in assumptions for any of these factors could affect the reported fair value of these financial instruments. The extent that actual surrenders are different from the Group's estimates is the most critical factor in the fair valuation process. Increased surrender volumes may not be fully recognized in the valuation of investment contract liabilities owing to the requirement to maintain the fair value of financial liabilities above the amount payable on demand.

Refer to notes 7, 8, 9 and 21 for further information on the fair value of financial assets and liabilities.

d) Impairment of assets
Assets are subject to regular impairment reviews under the relevant IFRS standard. Impairments are measured as the difference between the cost (or amortized cost) of a particular asset and the current fair value or the recoverable amount.

For quoted available-for-sale financial assets the decision to make an impairment provision is based on a review of the issuer's current financial position and future prospects and an assessment of the probability that the current market price will recover to former levels within the foreseeable future. The recoverable amount is determined by reference to the market price. For non-quoted available-for-sale financial assets the Group takes into consideration the issuer's current financial position and future prospects in determining whether an impairment provision is required. The recoverable amount is determined by applying recognized valuation techniques.

Impairments are recorded in the current period operating statement when they occur.

Refer to notes 7, 16, 18, 19 and 20 for further information on impairments of assets.

e) Deferred policy acquisition costs
Deferred policy acquisition costs generally consist of commissions, underwriting expenses and policy issuance costs. The amount of acquisition costs to be deferred is dependant on management's judgment as to which issuance costs are directly related to and vary with the acquisition. Further, once the costs are deferred, the related asset is amortized over the estimated life of the contract.

Refer to note 15 for further information on deferred policy acquisition costs.

f) Deferred taxes
Deferred tax assets are recognized if sufficient future taxable income, including income from the reversal of existing taxable temporary differences and available tax planning strategies, are available for realization. The utilization of deferred tax assets arising from temporary differences depends on the generation of sufficient taxable profits in the period in which the underlying asset or liability is recovered or settled. As of each balance sheet date, management evaluates the recoverability of deferred tax assets and if it is considered more likely than not that all or a portion of the deferred tax asset will not be utilized, then a valuation allowance would be recognized.

Refer to note 18 for further information on deferred taxes.

g) Pension plans
The Group operates a number of defined benefit pension plans. In assessing the Group's liability for these plans, critical judgments include estimates of mortality rates, rates of employment turnover, disability, early retirement, discount rates, expected long-term rates of return on plan assets, future salary increases, future pension increases and increases in long-term healthcare costs. These assumptions may differ from actual results due to changing economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in variability of pension income or expense recorded in future years.

Refer to note 25 for further information on defined benefit pension plans.

6. Analysis of risk

As a major, global insurance carrier, the Group helps customers around the world to manage a broad range of business and personal risks. In turn, the Group faces a number of risks. These risks include, but are not limited to:

- Insurance risk - risk transferred to us by customers through the underwriting process.

- Investment and credit risk – risk associated with the Group's investment portfolio, reinsurance agreements and other counterparty credit risk.
- Financial risk – risk associated with currency fluctuations and management of the relative duration of assets and liabilities.

The Board of Directors establishes the Group's corporate risk management framework. In turn, the Audit Committee of the Board assesses whether management is addressing risk and control issues in a timely and appropriate manner. The Audit Committee of the Board receives regular reports regarding the Group's risk profile and mitigation actions.

The Group has additional audit or risk committees at all levels of the organization that regularly review risks. The Management Audit Committees established in 2004 and implemented in 2005 at a business division level is providing a particularly good forum for systematically reviewing risks in the Group's various businesses and ensuring appropriate management attention.

The Chief Executive Officer, together with the Group Executive Committee, oversees the Group's performance with regard to its risk management policies as well as the further development of these policies when required. The Chief Risk Officer reports to the Chief Executive Officer. The Group also benefits from the cooperation of its network of risk management and functional specialists within each business as well as at Corporate Center, where it has dedicated managers for various types of risk.

Group-wide risk management policies specify risk tolerance boundaries and authorities, reporting requirements, and procedures for referring risk issues to senior management. The Group regularly monitors its risks through analyses and reports, and through relevant risk modeling.

The Group systematically and regularly identifies a wide range of possible risk scenarios in the business units and the centralized Group functions. Through its Total Risk Profiling process, the Group assesses each risk scenario strategically for its probability of occurrence and for the severity of the consequences should it occur. The Group then develops, monitors and implements appropriate action plans.

Group Risk Management monitors the risk issues identified and reports regularly to senior management and the Group's audit and risk committees.

In addition to risk-specific monitoring and modeling, the Group takes a holistic view with risk-based capital (RBC) modeling. This type of modeling measures the difference between what the Group expects in a normal business-operating environment and worst-case scenarios. The Group defines risk-based capital as the capital needed to protect the Group's policyholders against the worst-case loss (which the Group defines as an event with a one-in-2000 probability of occurring in one year). The Group continues to embed RBC modeling into its organization and decision-making, such as allocating capital to lines of business.

a) Insurance risk

As an insurer, the Group assumes certain of its customers' risks, and therefore must carefully manage that transfer of risk including the setting of limits on underwriting authority and requiring specific approvals for transactions involving new products or where established limits of size and complexity may be exceeded. The Group's underwriting strategy reflects the variety of industries and geographic regions in which the Group operates.

The Group uses a variety of reserving and modeling methods to address the various insurance risks inherent in its general and life insurance business.

The Group has centralized the management of reinsurance and closely monitors emerging issues that may affect its overall risk exposures, such as new areas of liability. The Group models and estimates risk associated with natural catastrophes and monitors potential exposures to man-made catastrophes.

The Group focuses on a disciplined approach to underwriting and pricing. Further, because the Group manages a diversified portfolio across geographies, segments and lines of business, the effects of underwriting losses arising from specific events or adverse reserve developments may be moderated.

General insurance risks

General insurance risk includes the reasonable possibility of significant loss due to uncertainty of the frequency of insured events occurring and the uncertainty of the amount of the resulting claims.

The table below shows the Group's concentration of risk within the general insurance segment by region based on direct written premiums. The Group's exposure to general insurance risks varies significantly by geographic region and may change over time.

General Insurance: Direct written premiums by line of business and by region

Table 6.1

in USD millions, for the year ended December 31, 2005	Motor	Property	Third Party Liability	Accident and Health	Other
North America	**1,912**	**2,322**	**5,242**	**391**	**4,296**
Europe	**6,235**	**4,167**	**2,934**	**1,077**	**844**
International Businesses [1]	**880**	**570**	**231**	**743**	**352**
Centrally Managed Businesses	**–**	**–**	**–**	**–**	**(2)**
Total	**9,027**	**7,059**	**8,407**	**2,211**	**5,490**

[1] Including intercompany eliminations

General Insurance: Direct written premiums by line of business and by region

Table 6.2

in USD millions, for the year ended December 31, 2004	Motor	Property	Third Party Liability	Accident and Health	Other
North America	1,987	2,672	5,443	327	4,397
Europe	6,168	4,139	2,921	1,150	967
International Businesses [1]	834	576	247	657	314
Centrally Managed Businesses	–	–	–	–	(3)
Total	**8,989**	**7,387**	**8,611**	**2,134**	**5,675**

[1] Including intercompany eliminations

The main risks in each line of business are as follows:

- Motor includes, but is not limited to, the auto physical damage and auto third party liability risks.
- Property includes, but is not limited to, fire and flood risks.
- Third Party Liability includes, but is not limited to, the liability risks, such as workers injury, from the Group's customers, such as workers injury. Premiums underwritten in this line of business have included cover for risks such as asbestos and environmental risks. The reserves arising from these risks are shown in note 11. These exposures demonstrate how the frequency and severity of losses in certain lines of business can be difficult to predict. Further, the legal and tort environment, including the development of class actions, previously have had an impact on the frequency and severity of losses in the third party liability line of business.
- Accident and Health includes, but is not limited to, the accident and health insurance risks from the Group's Personal customer segment.
- Other includes, but is not limited to, other risks such as credit and surety, marine and aviation.

As well as the specific risks insured, all these lines expose the Group to natural and man-made catastrophes, such as terrorism.

The Group assesses natural catastrophe risk represented by Zurich property policies located in the most hazard prone areas. These assessments principally address the risk of tornadoes, hail, windstorms, earthquakes, and river floods. In recent years the Group has been particularly impacted by the exceptional claims arising from windstorms in North America.

Man-made catastrophes include such risks as train collisions, hotel fires and terrorism. Man-made catastrophe risks present challenges for the Group to assess due to the high degree of uncertainty about what events might actually occur. The Group monitors potential exposures by analyzing certain accumulations in some geographic areas, using a number of assumptions about the potential characteristics of the threat.

Life insurance risk

Life insurance risk includes the reasonable possibility of significant loss due to uncertainty of rates of deaths among policyholders, rates of disability among policyholders, investment returns, and surrenders or lapses.

The table below shows the Group's concentration of risk within the life insurance segment by region based on direct written premiums. The Group's exposure to life insurance risks varies significantly by geographic region and may change over time.

Life Insurance: Direct written premiums by line of business and by region

Table 6.3

in USD millions, for the year ended December 31, 2005	Individual Annuity	Individual Capital	Group	Accident and Health	Unit-Linked
North America	319	9	–	11	256
Europe	3,797	1,098	2,053	54	2,334
International Businesses [1]	165	78	58	92	123
Total	**4,281**	**1,185**	**2,111**	**157**	**2,713**

[1] Including intercompany eliminations

Life Insurance: Direct written premiums by line of business and by region

Table 6.4

in USD millions, for the year ended December 31, 2004	Individual Annuity	Individual Capital	Group	Accident and Health	Unit-Linked
North America	288	8	–	10	243
Europe	4,030	1,209	2,539	76	1,763
International Businesses [1]	285	73	82	94	145
Total	**4,603**	**1,290**	**2,621**	**180**	**2,151**

[1] Including intercompany eliminations

The main risks in each line of business are as follows:

- Individual annuity includes, but is not limited to, longevity and interest rate risks arising on personal annuity insurance contracts. Longevity risk is the risk that an annuitant may live longer than expected.
- Individual capital includes, but is not limited to, mortality, morbidity and interest rate risks arising on personal capital insurance contracts. Mortality risk is the risk that the policyholder dies sooner than expected. Morbidity risk is the risk that the policyholder suffers a total and permanent disability.
- Group includes, but is not limited to, mortality, morbidity, longevity and interest rate risks arising on commercial death, disability and annuity insurance contracts.
- Accident and Health includes, but is not limited to, mortality, morbidity and interest rate risks arising on accident and health insurance contracts.
- Unit-linked includes, but is not limited to, significant mortality risks. However on unit-linked products, the interest rate or equity market risk is largely passed on to the policyholder.

As well as the specific risks insured, all these lines expose the Group to lapse, surrender and expense risks.

Certain of the products above contain guarantees for which liabilities have been recorded for additional benefits and minimum guarantees, primarily in the subsidiary Kemper Investors Life Insurance Company which has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The determination of these liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates, annuitization elections and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs.

Refer to note 11 for details of the carrying value of the liability relating to these products and its development.

b) Investment and credit risk

Investment risk

Debt securities represent 64.3% of the Group's investment portfolio (excluding unit-linked assets), and within these, the largest concentration is in government and supra-national securities at 44.3%.

Debt securities are primarily exposed to interest rate risk while equity securities are primarily exposed to equity market risk. Some of the following impacts have been estimated after taking into account changes that would be absorbed by policyholders.

Concentrations of investments are managed by issuer, industry, geography and credit rating.

Financial and insurance liabilities risk

The Group is exposed to interest rate risk on its reserves for insurance contracts, liabilities for investment contracts and floating rate borrowings.

General insurance reserves are not discounted other than for settled claims with fixed payment terms, therefore interest rate risks to the Group on these reserves are not significant.

Returns on unit-linked contracts, whether classified as insurance or investment contracts, are for the risk of the contract holder, therefore interest rate risks to the Group on these liabilities are not significant.

The table 6.5 below shows, both for the general insurance businesses and life insurance businesses, the estimated impacts on the total investments, reserves for insurance contracts and liabilities for investment contracts (including unit-linked contracts) and net assets of a one percentage point increase in yield curves and a 10% decline in all stock markets as of December 31, 2005. All amounts shown are before taxation effects, except for net assets of the life insurance business.

Interest rate and equity market sensitivities for the Group's general insurance and life insurance businesses

Table 6.5

in USD millions, as of December 31, 2005	General Insurance Business	Life Insurance Business
1% increase in the interest rate yield curves		
Total investments	(1,542)	(4,143)
Reserves for insurance contracts and liabilties for investment contracts	–	(3,156)
Net assets	(1,542)	(688)
10% decline in all stock markets		
Total investments	(349)	(7,271)
Reserves for insurance contracts and liabilties for investment contracts	–	(6,702)
Net assets	(349)	(215)

Most of the Group's debt is subject to fixed interest rates, which may be adjustable during the course of the term. No adjustments are made to the principal value of the debt for change in the yield curve. However, an increase in interest rates would result in an increase to the Group's interest expense on floating rate debt.

Credit risk

As part of its overall risk management strategy, the Group cedes insurance risk via proportional, non-proportional and specific risk reinsurance treaties. While these cessions mitigate insurance risk the recoverable from reinsurers exposes the Group to credit risk.

To manage this risk the Group has centralized the purchase of treaty reinsurance, and only conducts business with companies authorized by its Corporate Reinsurance Security Committee. The Group also limits its maximum credit exposure by reinsurance group.

In addition to reinsurers, another source of credit risk for the Group is third party brokers, agents and other intermediaries. The Group's credit risk exposures to third party brokers, agents and other intermediaries arise where those intermediaries collect premiums from customer to be paid to the Group or pay claims to customers on behalf of the Group. For details of the amount receivable from brokers, agents and other intermediaries refer to note 16.

The Group cedes new business to authorized reinsurers that are rated at least BBB. The premiums ceded shown in the table below that are below investment grade relate to former transactions, pools and captives, and to a lesser extent, broker business.

The reinsurance assets in the table below are shown net of collateral. The Group only accepts high quality collateral such as cash or letters of credit of banks rated A and above.

Reinsurance premiums ceded and assets by rating of reinsurer

Table 6.6

in USD millions, for the year ended December 31, 2005	Amounts ceded	Reinsurance assets [1]
Rating		
AAA	**159**	**659**
AA	**1,356**	**5,787**
A	**2,800**	**10,330**
BBB	**1,026**	**3,337**
BB	**60**	**92**
B	**40**	**392**
Unrated	**936**	**1,964**
Total	**6,377**	**22,561** [2]

[1] Including receivables from reinsurers.
[2] Including collateral of USD 9,836 million.

The Group is also exposed to credit risk from third party companies where the Group holds debt and equity securities issued by those companies. The credit risk related to investment assets is monitored and assessed, and the Group limits maximum exposures.

Debt securities by rating of investee

Table 6.7

in USD millions, as of December 31, 2005	Debt securities
Rating	
AAA	**74,577**
AA	**18,773**
A	**17,555**
BBB	**6,483**
BB	**272**
B	**119**
Unrated	**232**
Total	**118,011** [1]

[1] Excluding debt securities for unit-linked contracts.

In the case of derivatives, such as interest rate or currency swaps, forward contracts and purchased options, the replacement value of the outstanding derivatives represents a credit risk to the Group. The Group controls the credit risk of its outstanding positions with external counterparties through approval process embedded in derivative programs.

To limit credit risk, derivative financial instruments are typically executed with counterparties rated A- or better by an external rating agency. Wherever possible collateral is requested.

c) Financial risk

The Group is exposed to the risk that the proceeds from its financial assets are not sufficient to fund the obligations arising from its insurance and investment contracts, as well as risk from currency and interest rate changes.

Asset and liability mismatch risk

In order to have adequate liquid assets available to fund liability cash flows when they come due, the Group manages its overall asset/liability matching exposure and oversees the activities of local asset/liability management committees. The Group monitors relative asset and liabilty durations at both a business and a Group level. This process enables the Group to manage its exposures to interest rates, equity market risks and other financial risks, in particular for insurance and investment contracts.

Currency risk

As an international group, the Group is exposed to various foreign currency risks. Most prominently, those risks can affect its liquidity, its reported profits and losses, its reported equity, its regulatory capital position and the economic value of its firm. The Group attempts to minimize its foreign currency risk by matching foreign currency positions on local balance sheets, and by managing the currency composition of its available capital. Because the Group holds a portfolio of risks from its businesses denominated in various currencies, the Group also holds its available capital in various currencies. The Group does not hedge emerging surpluses. The Group does not take speculative positions on foreign currency market movements. Foreign currency is a centrally managed risk type, with hedging coordinated at the Corporate Center.

The table below shows the Group's top three functional currencies, other than the US dollar, and the approximate effect on net assets and on shareholders' equity of an instantaneous adverse movement in currency exchange rates of 10%.

Table 6.8

Effect of a 10% adverse movement in the exchange rate on the net assets of the Group's top 3 functional currencies other than the US dollar

	Effect on net assets of a 10% movement	Effect on shareholders' equity of a 10% movement
Functional currency		
Euro	1.9%	1.6%
Swiss Francs	1.5%	1.5%
British Pounds	1.8%	1.8%

Net gains and losses on foreign currency transactions included in the consolidated operating statements for the years ended December 31, 2005 and 2004 are shown in note 2 t).

Derivative financial instruments

The Group uses derivative financial instruments to manage risks related to its capital, assets and liabilities and its commitments to third parties. The Group uses derivative financial instruments to mitigate the risks posed by changes in foreign currency rates and interest rates. The Group addresses the risks posed by derivatives through a stringent policy that requires approval of a derivative program before transactions are initiated, and by monitoring open positions. If the Group were required to settle outstanding derivative positions, the sum of gains and losses would not be material to the Group as of December 31, 2005.

Zurich Capital Markets ("ZCM") has portfolios of derivative products, including total return swaps, for the benefit of their customers and their investment books. ZCM's positions on derivative financial instruments are separately reported in note 9.

Effective interest rates

The table below shows the ranges for weighted average effective interest rates for selected balance sheet statement captions.

The ranges for the liabilities for investment contracts and future policyholder benefit reserves represent the weighted average of the minimum and maximum effective interest rate across the Group's life business.

Effective interest rates on selected assets and liabilities

Table 6.9

for the years ended December 31	**2005**	2004
Debt securities	**4.3%**	4.3%
Liabilities for investment contracts	**5.0% - 7.9%**	2.6% - 7.9%
Future policyolders' benefits reserves	**2.6% - 4.8%**	2.7% - 4.8%
Debt related to capital markets and banking activities	**3.8%**	1.9%
Senior debt	**4.0%**	3.8%
Subordinated debt	**5.8%**	6.5%

7. Investments

A summary of net investment income and net capital gains, losses and impairments is given below.

Investment result

Table 7.1

in USD millions, for the years ended December 31	Net investment income		Net capital gains /(losses) and impairments [1]		Investment result	
	2005	2004	**2005**	2004	**2005**	2004
Cash and cash equivalents	**644**	356	**4**	9	**648**	365
Equity securities	**1,818**	1,580	**11,150**	4,322	**12,968**	5,902
Debt securities	**5,573**	5,451	**1,142**	1,420	**6,715**	6,871
Real estate held for investment	**809**	840	**645**	471	**1,454**	1,311
Mortgage loans	**480**	536	**23**	138	**503**	674
Policyholders' collateral and other loans	**629**	539	**82**	50	**711**	589
Investments in associates	**105**	86	**(1)**	(36)	**104**	50
Other investments	**339**	374	**337**	168	**676**	542
Short-term investments	**109**	129	**–**	3	**109**	132
Investments held by investment companies	**6**	14	**264**	140	**270**	154
Other [2]	**224**	231	**73**	25	**297**	256
Investment result, gross	**10,397**	9,762	**13,382**	6,542	**23,779**	16,304
Investment expenses [3]	**(632)**	(709)	**–**	–	**(632)**	(709)
Investment result, net	**9,765**	**9,053**	**13,382**	**6,542**	**23,147**	**15,595**

[1] *Impairments on total investments amounted to USD 64 million and USD 175 million for the years ended December 31, 2005 and 2004, respectively.*
[2] Including net capital gains/(losses) on derivative financial instruments of USD 85 million and USD nil million for the years ended December 31, 2005 and 2004, respectively.
[3] *Including rental operating expenses for real estate held for investment of USD 146 million and USD 182 million for the years ended December 31, 2005 and 2004, respectively.*

Details of the investment balances as of December 31, 2005 and 2004 are given in the tables below by measurement category.

Breakdown of investments

Table 7.2
as of December 31

	Total investments			
	2005		2004	
	USD millions	% of total	USD millions	% of total
Cash and cash equivalents	**23,482**	**8.5%**	22,457	8.0%
Equity securities (including trading equity portfolios in capital markets and banking activities):				
Fair value through profit or loss	**78,692**	**28.4%**	73,930	26.2%
of which:				
Trading	**2,180**	**0.8%**	2,843	1.0%
Trading equity portfolios in capital markets and banking activities	**2,026**	**0.7%**	2,773	1.0%
Available-for-sale	**11,622**	**4.2%**	12,158	4.3%
Total equity securities	**90,314**	**32.6%**	86,088	30.5%
Debt securities:				
Fair value through profit or loss	**15,876**	**5.7%**	17,641	6.3%
of which:				
Trading	**663**	**0.2%**	540	0.2%
Available-for-sale	**104,144**	**37.6%**	107,874	38.2%
Held-to-maturity	**5,277**	**1.9%**	5,855	2.1%
Total debt securities	**125,297**	**45.2%**	131,370	46.6%
Real estate held for investment	**12,702**	**4.6%**	12,541	4.4%
Mortgage loans	**9,307**	**3.3%**	10,251	3.6%
Policyholders' collateral and other loans	**11,987**	**4.3%**	14,905	5.3%
Investments in associates	**580**	**0.2%**	645	0.2%
Other investments:				
Short-term investments	**1,600**	**0.6%**	1,943	0.7%
Investments held by investment companies	**1,928**	**0.7%**	1,789	0.6%
Other	**96**	**0.0%**	166	0.1%
Total other investments	**3,624**	**1.3%**	3,898	1.4%
Total investments	**277,293**	**100.0%**	**282,155**	**100.0%**

As of December 31, 2005 and 2004 investments included USD 12,486 million and USD 15,687 million, respectively, of loaned securities. Cash and cash equivalents contained USD 4,571 million and USD 5,197 million of cash received as collateral for loaned securities as of December 31, 2005 and 2004, respectively. Non-cash collateral received for loaned securities was USD 8,262 million and USD 12,543 million as of December 31, 2005 and 2004, respectively.

As of December 31, 2005 and 2004, respectively, debt securities with a carrying value of USD 5,295 million and USD 5,009 million have been sold to financial institutions under short-term sale and repurchase agreements. These securities continue to be recognized as investments in the balance sheets and an obligation to repurchase them is included in liabilities in the balance sheets at that date.

Cash and investments with a carrying value of USD 4,786 million and USD 7,781 million were deposited with regulatory authorities as of December 31, 2005 and 2004, respectively.

Unrealized gains on available-for-sale instruments are included in shareholders' equity as disclosed further below.

Table 7.3

Debt securities maturity schedule

in USD millions, as of December 31	Amortized cost Held-to-maturity		Estimated fair value Available-for-sale		Fair value through profit or loss	
	2005	2004	**2005**	2004	**2005**	2004
Less than one year	**215**	181	**6,199**	9,498	**1,671**	3,517
One year through five years	**1,456**	1,195	**32,787**	32,759	**3,046**	2,528
Six years through ten years	**313**	948	**23,449**	30,601	**3,597**	2,540
Over ten years	**3,293**	3,531	**19,940**	20,791	**5,577**	8,153
Subtotal	**5,277**	5,855	**82,375**	93,649	**13,891**	16,738
Mortgage and asset-backed securities	**–**	–	**21,769**	14,225	**1,985**	903
Total	**5,277**	**5,855**	**104,144**	**107,874**	**15,876**	**17,641**

The amortized cost and estimated fair values of debt securities held-to-maturity, available-for-sale and fair value through profit or loss are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or pre-pay certain obligations with or without call or pre-payment penalties.

Available-for-sale securities

Table 7.4

in USD millions, as of December 31	Cost or amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Equity securities, available-for-sale								
Common stock	**6,432**	7,743	**1,407**	1,135	**(300)**	(705)	**7,539**	8,173
Unit trusts	**3,710**	3,868	**214**	116	**(67)**	(267)	**3,857**	3,717
Non-redeemable preferred stock	**182**	237	**45**	47	**(1)**	(16)	**226**	268
Total equity securities, available-for-sale	**10,324**	**11,848**	**1,666**	**1,298**	**(368)**	**(988)**	**11,622**	**12,158**
Debt securities, available-for-sale								
Swiss federal and cantonal governments	**6,849**	8,898	**314**	455	**(3)**	(12)	**7,160**	9,341
United Kingdom government	**6,600**	9,287	**146**	456	**5**	(29)	**6,751**	9,714
United States government	**7,559**	8,694	**112**	196	**(114)**	(189)	**7,557**	8,701
Other governments and supra-nationals	**24,114**	27,787	**968**	992	**(56)**	(55)	**25,026**	28,724
Corporate securities	**34,666**	35,608	**1,537**	1,621	**(333)**	(72)	**35,870**	37,157
Mortgage and asset-backed securities	**21,872**	13,954	**139**	333	**(242)**	(62)	**21,769**	14,225
Redeemable preferred stocks	**10**	11	**1**	1	**–**	–	**11**	12
Total debt securities, available-for-sale	**101,670**	**104,239**	**3,217**	**4,054**	**(743)**	**(419)**	**104,144**	**107,874**

Fair value through profit or loss securities

Table 7.5

as of December 31	Total investments			
	2005		2004	
	USD millions	**% of total**	USD millions	% of total
Common stock	**58,640**	**62.0%**	55,826	61.0%
Unit trusts	**20,052**	**21.2%**	18,104	19.8%
thereof: Trading equity portfolios in capital markets and banking activities	**2,026**	**2.1%**	2,773	3.0%
thereof: Common stock portfolios backing participating with-profit policyholder contracts	**1,691**	**1.8%**	2,049	2.2%
Debt securities	**15,876**	**16.8%**	17,641	19.2%
Total	**94,568**	**100.0%**	**91,571**	**100.0%**

Table 7.6

Realized capital gains/(losses) and impairments on available-for-sale debt and equity securities

in USD millions, for the years ended December 31	Equity securities		Debt securities		Total	
	2005	2004	**2005**	2004	**2005**	2004
Gross realized capital gains	**757**	635	**963**	765	**1,720**	1,400
Gross realized capital losses	**(286)**	(753)	**(205)**	(173)	**(491)**	(926)
Impairments	**(51)**	(123)	**(7)**	(25)	**(58)**	(148)
Total	**420**	**(241)**	**751**	**567**	**1,171**	**326**

Table 7.7

Net capital gains/(losses) on trading debt and equity securities

in USD millions, for the years ended December 31	Equity securities		Debt securities		Total	
	2005	2004	**2005**	2004	**2005**	2004
Total	**77**	**(80)**	**(2)**	**19**	**75**	**(61)**

Table 7.8

Net capital gains/(losses) on fair value through profit or loss debt and equity securities

in USD millions, for the years ended December 31	Equity securities		Debt securities		Total	
	2005	2004	**2005**	2004	**2005**	2004
Total	**10,653**	**4,643**	**393**	**834**	**11,046**	**5,477**

Table 7.9

Real estate held for investment

in USD millions	Total investments	
	2005	2004
Carrying value as of January 1 (opening balance)	**12,541**	11,101
Additions and capital improvements	**1,537**	1,115
Disposals	**(508)**	(636)
Market value revaluation	**521**	436
Transfer from/(to) assets held for own use	**3**	(27)
Foreign currency translation effects	**(1,392)**	552
Carrying value as of December 31 (closing balance)	**12,702**	**12,541**

Real estate held for investment consists of investments in commercial, residential and mixed-use properties primarily located in Switzerland, Germany and the United Kingdom.

Investments in associates

Table 7.10

in USD millions, for the years ended December 31	Carrying value		Share in profit/(loss)		Ownership interest	
	2005	2004	**2005**	2004	**2005**	2004
Capital Z Financial Services Fund II, United States	**401**	379	**100**	66	**29.43%**	29.43%
Other	**179**	266	**5**	20	**n/m**	n/m
Total	**580**	**645**	**105**	**86**	**n/m**	**n/m**

Unrealized gains/losses on investments included in shareholders' equity

Table 7.11

in USD millions, as of December 31	Total	
	2005	2004
Equity securities: available-for-sale	**1,298**	310
Debt securities: available-for-sale	**2,474**	3,635
Other	**73**	200
Less amount of net unrealized (gains)/losses on investments attributable to:		
Life policyholder dividends and other policyholder liabilities	**(2,131)**	(2,261)
Life deferred acquisition costs	**(159)**	(176)
Deferred income taxes	**(384)**	(539)
Minority interests	**(32)**	(25)
Total	**1,139**	**1,144**

8. Fair value of financial instruments and other investments

The methods and assumptions used by the Group in estimating fair value of the financial instruments and other investments are discussed below.

Cash and cash equivalents: carrying amounts approximate fair values.

Debt and equity securities: fair values are based on quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, discounted cash flow or other recognized valuation techniques.

Real estate held for investment: fair value is determined on a regular basis with reference to current market conditions.

Policyholders' collateral and other loans: fair values are estimated on the basis of discounted cash flow, pricing models, or other recognized valuation techniques.

Mortgage loans: fair values of loans backed by real estate are estimated using discounted cash flow calculations based on the Group's current incremental lending rates for similar types of loans.

Investments in associates: these investments are accounted for using the equity method. Accordingly, these participations are effectively carried at the Group's proportional interest of shareholders' equity of the associate. The fair value of these entities, particularly for publicly traded entities, may differ from the carrying value.

Investments held by investment companies: estimated fair values are determined by the investment managers.

Short-term investments: carrying amounts approximate fair values.

Derivative trading assets and liabilities: fair values are based on quoted market prices, dealer price quotations, discounted cash flow models and option pricing models.

Debt: fair values are estimated using discounted cash flow calculations based upon the Group's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

Obligations to repurchase securities: carrying amounts approximate fair value.

Fair value of financial instruments

Table 8.1

in USD millions, as of December 31	Total fair value		Total carrying value	
	2005	2004	**2005**	2004
Cash and cash equivalents	**23,482**	22,457	**23,482**	22,457
Equity securities (including trading equity portfolios in capital markets and banking activities)	**90,314**	86,088	**90,314**	86,088
Debt securities	**125,591**	131,577	**125,297**	131,370
Real estate held for investment	**12,702**	12,541	**12,702**	12,541
Mortgage loans	**9,314**	10,179	**9,307**	10,251
Policyholders' collateral and other loans	**13,011**	15,444	**11,987**	14,905
Investments in associates	**580**	647	**580**	645
Other Investments, of which:	**3,624**	3,898	**3,624**	3,898
Short-term investments	**1,600**	1,943	**1,600**	1,943
Investments held by investment companies	**1,928**	1,789	**1,928**	1,789
Other	**96**	166	**96**	166
Derivative assets	**523**	1,426	**523**	1,426
Total of financial instruments (assets)	**279,141**	**284,257**	**277,816**	**283,581**
Liabilities for investment contracts	**(41,001)**	(39,238)	**(40,999)**	(39,260)
Obligation to repurchase securities	**(5,295)**	(5,009)	**(5,295)**	(5,009)
Derivative liabilities	**(589)**	(1,314)	**(589)**	(1,314)
Total debt	**(9,945)**	(10,103)	**(9,679)**	(9,751)
Total of financial instruments (liabilities)	**(56,830)**	**(55,664)**	**(56,562)**	**(55,334)**

9. Derivative financial instruments

The Group uses derivative financial instruments for economic hedging purposes. In limited circumstances these instruments may also meet the definition of an effective hedge for accounting purposes. Where this is the case, hedge accounting is applied. Derivatives that do not meet the definition of an effective hedge for accounting purposes are classified as derivative financial instruments held at fair value through profit or loss. For further details of the Group's derivative financial instruments refer to table 9.1 and 9.2.

a) Outstanding positions of the Group (excluding "ZCM")

Table 9.1

Maturity profile of notional principal amounts and market values of derivative financial instruments (excluding ZCM)

in USD millions, as of December 31	Remaining life			Notional principal amounts		Market values	
	Up to 1 year	1 to 5 years	over 5 years	**2005**	2004	**2005**	2004
Swaps							
Interest rate swaps	184	225	459	**868**	293	**20**	(30)
Currency swaps	–	350	1,258	**1,608**	3,683	**92**	306
Total return equity swaps	–	1,039	118	**1,157**	5,188	**19**	(249)
Other swaps	–	–	–	**–**	178	**(35)**	(1)
Options							
Purchased call options	121	1,175	1,434	**2,730**	2,286	**191**	23
Purchased put options	443	134	456	**1,033**	1,187	**60**	32
Written call options	20	1,189	195	**1,404**	1,095	**(308)**	(184)
Written put options	1	–	(12)	**(11)**	–	**(11)**	(4)
Futures/forwards							
Purchased futures/forwards	7,088	–	–	**7,088**	6,375	**(24)**	94
Written futures/forwards	3,053	–	–	**3,053**	43	**(20)**	(9)
Total	**10,910**	**4,112**	**3,908**	**18,930**	**20,328**	**(16)**	**(22)**
of which: *Derivative trading assets*						**413**	562
Derivative trading liabilities						**(429)**	(584)
Fair value hedge liabilities [1]						**(15)**	–

[1] This hedging instrument mitigates the Group's foreign currency risk exposure to the 4.5% EUR 500 million bond under the EMTN programme. For further details refer to note 22.

b) Outstanding positions of Zurich Capital Markets ("ZCM")

Table 9.2

Maturity profile of notional principal amounts and market values of derivative financial instruments (ZCM)

in USD millions, as of December 31	Remaining life			Notional principal amounts		Market values	
	Up to 1 year	1 to 5 years	over 5 years	**2005**	2004	**2005**	2004
Swaps							
Interest rate swaps	219	66	494	**779**	10,688	**33**	94
Currency swaps	–	–	17	**17**	547	**3**	(6)
Total return equity swaps	–	–	37	**37**	88	**(13)**	(26)
Other swaps	–	–	–	**–**	–	**–**	–
Options							
Purchased call options	–	–	–	**–**	272	**–**	272
Purchased put options	201	152	570	**923**	1,441	**16**	(28)
Written call options	–	210	–	**210**	259	**(62)**	(205)
Written put options	297	152	1,756	**2,205**	2,222	**(13)**	21
Futures/forwards							
Purchased futures/forwards	17	–	–	**17**	420	**1**	36
Sold futures/forwards	26	–	–	**26**	443	**–**	(24)
Total	**760**	**580**	**2,874**	**4,214**	**16,380**	**(35)**	**134**
of which:							
Derivative trading assets						**110**	864
Derivative trading liabilities						**(145)**	(730)

10. Insurance benefits, losses and expenses

Table 10.1

Insurance benefits, losses and expenses

in USD millions, for the years ended December 31	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Losses and loss adjustment expenses	**28,124**	28,428	**(5,518)**	(4,935)	**22,606**	23,493
Life insurance death and other benefits	**10,811**	13,139	**(275)**	(268)	**10,536**	12,871
Decrease in future life policyholders' benefits	**(674)**	(1,890)	**(49)**	(362)	**(723)**	(2,252)
Total insurance benefits and losses	**38,261**	**39,677**	**(5,842)**	**(5,565)**	**32,419**	**34,112**

Table 10.2

Policyholder dividends and participation in profits

in USD millions, for the years ended December 31	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Total policyholder dividends and participation in profits	**14,432**	**8,751**	**–**	**1**	**14,432**	**8,752**

Underwriting and policy acquisition costs

Table 10.3

in USD millions, for the years ended December 31	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Underwriting and policy acquisition costs	**7,962**	**8,621**	**(709)**	**(1,231)**	**7,253**	**7,390**

11. Reserves for insurance contracts

Reserves for insurance contracts

Table 11.1

in USD millions, as of December 31	**2005**	2004
Gross		
Reserves for losses and loss adjustment expenses	**60,425**	57,765
Reserves for unearned premiums	**13,531**	14,231
Future life policyholders' benefits	**71,292**	81,350
Policyholders' contract deposits and other funds	**18,985**	22,763
Reserves for unit-linked contracts	**55,691**	51,920
Total reserves for insurance contracts, gross	**219,924**	228,029
Ceded		
Reserves for losses and loss adjustment expenses	**(14,231)**	(14,278)
Reserves for unearned premiums	**(1,675)**	(2,097)
Future life policyholders' benefits	**(1,305)**	(1,418)
Policyholders' contract deposits and other funds	**(3,504)**	(3,594)
Reserves for unit-linked contracts	**–**	–
Total ceded reserves for insurance contracts (reinsurers' share of reserves for insurance contracts, gross)	**(20,715)**	(21,387)
Net		
Reserves for losses and loss adjustment expenses	**46,194**	43,487
Reserves for unearned premiums	**11,856**	12,134
Future life policyholders' benefits	**69,987**	79,932
Policyholders' contract deposits and other funds	**15,481**	19,169
Reserves for unit-linked contracts	**55,691**	51,920
Total reserves for insurance contracts, net	**199,209**	**206,642**

Table 11.2

Development of reserves for losses and loss adjustment expenses

in USD millions	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	**57,765**	51,007	**(14,278)**	(14,036)	**43,487**	36,971
Losses and loss adjustment expenses incurred						
Current period	**27,047**	25,240	**(4,582)**	(3,711)	**22,465**	21,529
Prior years	**1,077**	3,188	**(936)**	(1,224)	**141**	1,964
Total	**28,124**	28,428	**(5,518)**	(4,935)	**22,606**	23,493
Losses and loss adjustment expenses paid						
Current period	**(8,401)**	(8,555)	**665**	968	**(7,736)**	(7,587)
Prior years	**(13,979)**	(13,461)	**4,515**	3,531	**(9,464)**	(9,930)
Total	**(22,380)**	(22,016)	**5,180**	4,499	**(17,200)**	(17,517)
Divestments of companies and businesses	**(47)**	(952)	**10**	209	**(37)**	(743)
Foreign currency translation effects	**(3,037)**	1,298	**375**	(15)	**(2,662)**	1,283
As of December 31 (closing balance)	**60,425**	**57,765**	**(14,231)**	**(14,278)**	**46,194**	**43,487**

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the consolidated operating statement in the period in which estimates are changed.

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Deferred charges relating to retrospective reinsurance assumed totaled USD 129 million and USD 182 million as of December 31, 2005 and 2004, respectively, have been deducted from reserves for losses and loss adjustment expenses.

The table below presents changes in the historical general insurance reserves net of reinsurance, that the Group established in 2001 and subsequent years. The top line of the table shows the estimated reserves for unpaid losses and loss adjustment expenses as of each balance sheet date, which represents the estimated amount of future payments for losses occurring in that year and in prior years. The upper, or paid, portion of the table presents the cumulative amounts paid through each subsequent year in respect of the reserves established at each year end. The lower or reserve re-estimated, portion of the table shows the re-estimation of the initially recorded reserve as of each succeeding year end. Changes to estimates are made as more information becomes known about the actual losses for which the initial reserves were established. The cumulative deficiency is equal to the initial net reserves less the liability re-estimated as of December 31, 2005. Conditions and trends that have affected the development of our reserves for losses and loss adjustment expenses in the past may or may not necessarily occur in the future, and accordingly, conclusion about future results may not be derived from the information presented in the tables below.

The table below presents our consolidated loss and loss adjustment expense reserve development as of December 31 for the years indicated.

Development of insurance losses, net

Table 11.3

in USD millions, as of December 31	2001	2002	2003	2004	2005
Gross reserves for losses and loss adjustment expenses	37,695	45,306	51,068	57,765	60,425
Reinsurance recoverable	(13,605)	(14,940)	(14,055)	(14,278)	(14,231)
Initial net reserves for losses and loss adjustment expenses	24,090	30,366	37,013	43,487	46,194
Cumulative paid as of:					
One year later	(7,976)	(8,923)	(9,930)	(9,464)	
Two years later	(12,855)	(14,471)	(15,550)		
Three years later	(16,698)	(18,001)			
Four years later	(19,255)				
Net reserves re-estimated as of:					
One year later	26,908	32,240	38,977	43,628	
Two years later	28,471	34,471	40,413		
Three years later	30,636	36,118			
Four years later	31,784				
Cumulative deficiency	(7,694)	(5,752)	(3,400)	(141)	
Cumulative deficiency as a percentage of inital net reserves	(31.9%)	(18.9%)	(9.2%)	(0.3%)	
Gross reserves re-estimated as of December 31, 2005	48,732	53,355	56,221	58,842	
Cumulative deficiency	(11,037)	(8,049)	(5,153)	(1,077)	
Cumulative deficiency as a percentage of initial gross reserves	(29.3%)	(17.8%)	(10.1%)	(1.9%)	

The cumulative deficiency of reserves shown in the table above reflects the progressive strengthening that the Group has made to its reserves as issues have been identified. This included reassessments of exposure to asbestos, the run off of operations at Centre and the refinement of the Group's reserving process commenced in 2004.

Table 11.4

Reserves for losses and loss adjustment expenses for asbestos and environmental claims

in USD millions	2005		2004	
	Gross	**Net**	Gross	Net
Asbestos				
As of January 1 (opening balance)	**2,964**	**2,524**	2,930	2,420
Losses and loss adjustment expenses incurred	**309**	**262**	497	433
Losses and loss adjustment expenses paid	**(144)**	**(86)**	(136)	(125)
Divestments, commutations, settlements and other	**–**	**–**	(410)	(297)
Foreign currency translation effects	**(172)**	**(171)**	83	93
As of December 31 (closing balance)	**2,957**	**2,529**	**2,964**	**2,524**
Environmental				
As at January 1 (opening balance)	**500**	**395**	703	559
Losses and loss adjustment expenses incurred	**6**	**8**	(55)	(50)
Losses and loss adjustment expenses paid	**(43)**	**(24)**	(91)	(61)
Divestments, commutations, settlements and other	**–**	**–**	(52)	(50)
Foreign currency translation effects	**(1)**	**(1)**	(5)	(3)
As of December 31 (closing balance)	**462**	**378**	**500**	**395**

Management has considered environmental and latent injury claims and claims expenses in establishing the reserves for losses and loss adjustment expenses. The Group continues to be advised of claims asserting injuries from toxic waste, hazardous materials and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites relating to policies written in prior years and indemnity claims asserting injuries from asbestos. Coverage and claim settlement issues, such as determination that coverage exists and the definition of an occurrence, may cause the actual loss development to exhibit more variation than in other lines of the Group's business. Such claims cannot be estimated with traditional reserving techniques and, accordingly, the uncertainty with respect to the ultimate cost of these types of claims has been greater than the uncertainty relating to standard lines of business.

The uncertainties arise out of changes or potential changes in various laws or the interpretation of laws. While the Group believes that it has made adequate provision for these claims, it is possible that future adverse development could have a material effect on the Group's results of operations, cash flows and financial position. The net reserve amounts related to the above claims were USD 2,907 million and USD 2,919 million as of December 31, 2005 and 2004, respectively.

Table 11.5

Roll forward of future life policyholders' benefits

in USD millions	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	**81,350**	78,232	**(1,418)**	(977)	**79,932**	77,255
Premiums and claims	**(3,897)**	(5,934)	**(55)**	(240)	**(3,952)**	(6,174)
Interest and bonuses credited to policyholders	**2,758**	3,319	**(50)**	(55)	**2,708**	3,264
Change in assumptions	**466**	564	**119**	(143)	**585**	421
Acquisitions/(divestments)	**(166)**	(1,394)	**16**	39	**(150)**	(1,355)
Increase/(decrease) charged to shareholders' equity	**40**	823	**(10)**	(7)	**30**	816
Foreign currency translation effects	**(9,259)**	5,740	**93**	(35)	**(9,166)**	5,705
As of December 31, 2005 (closing balance)	**71,292**	**81,350**	**(1,305)**	**(1,418)**	**69,987**	**79,932**

Table 11.6

Policyholders' contract deposits and other funds (gross of reinsurance)

in USD millions, as of December 31	2005	2004
Annuities	**1,997**	1,949
Universal life and other investment contracts	**10,628**	11,420
Policyholder dividends	**6,360**	9,394
Total	**18,985**	**22,763**

Table 11.7

Roll forward of policyholders' contract deposits and other funds

in USD millions	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	**22,763**	20,625	**(3,594)**	(3,694)	**19,169**	16,931
Premiums and claims	**(4,233)**	(1,199)	**224**	249	**(4,009)**	(950)
Interest and bonuses credited to policyholders	**1,353**	2,086	**(136)**	(146)	**1,217**	1,940
Change in assumptions	**(10)**	69	**6**	–	**(4)**	69
Acquisitions/(divestments)	**4**	(376)	**–**	–	**4**	(376)
Increase/(decrease) charged to shareholders' equity	**427**	802	**(5)**	–	**422**	802
Foreign currency translation effects	**(1,319)**	756	**1**	(3)	**(1,318)**	753
As of December 31, 2005 (closing balance)	**18,985**	**22,763**	**(3,504)**	**(3,594)**	**15,481**	**19,169**

Table 11.8

Roll forward of reserves for unit-linked contracts

in USD millions	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	**51,920**	43,875	**–**	–	**51,920**	43,875
Premiums and claims	**920**	1,287	**–**	–	**920**	1,287
Interest and bonuses credited to policyholders	**6,897**	4,355	**–**	–	**6,897**	4,355
Acquisitions/(divestments)	**43**	(22)	**–**	–	**43**	(22)
Foreign currency translation effects	**(4,089)**	2,425	**–**	–	**(4,089)**	2,425
As of December 31, 2005 (closing balance)	**55,691**	**51,920**	**–**	**–**	**55,691**	**51,920**

Maturity schedule of reserves for insurance contracts

Table 11.9

in USD millions		Reserves for losses and loss adjustment expenses, gross	Rerserves for losses and loss adjustment expenses, ceded	Rerserves for losses and loss adjustment expenses, net	Future life policy-holders' benefits, gross	Future life policy-holders' benefits, ceded	Future life policy-holders' benefits, net
< 1	Year	18,161	(3,960)	14,201	5,846	(76)	5,770
1 to 5	Years	25,291	(5,958)	19,333	19,386	(150)	19,236
6 to 10	Years	8,715	(2,272)	6,443	14,200	(110)	14,090
11 to 20	Years	6,116	(1,522)	4,594	12,723	(128)	12,595
> 20	Years	2,142	(519)	1,623	19,137	(841)	18,296
Total		**60,425**	**(14,231)**	**46,194**	**71,292**	**(1,305)**	**69,987**

Long-duration contract liabilities included in future life policyholders' benefits result primarily from traditional participating and non-participating life insurance products. Short-duration contract liabilities are primarily accident and health insurance products. The liability for future life policyholder benefits has been established based upon the following:

- interest rates which vary by country, year of issuance and product;
- mortality rates based on published mortality tables adjusted for actual experience by geographic area and modified to allow for variations in policy form;
- surrender rates based upon actual experience by geographic area and modified to allow for variations in policy form.

The amount of policyholder dividends to be paid is determined annually by each Group life insurance company. Policyholder dividends include life policyholders' share of net income and unrealized appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholders' benefits and policyholders' contract deposits vary according to the type of contract and the country. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

Future life policyholder benefits increased by USD 585 million after reinsurance (USD 421 million in 2004) due to the recognition of changes in assumptions. In particular, the 2005 net changes include the following significant movements:

- USD 177 million related to changes in interest rate assumptions;
- USD 205 million related to changes in morbidity assumptions, primarily related to termination rate experience on disability;
- USD 116 million related to a change in the United Kingdom pensions legislation regarding maximum limits, which has resulted in higher payouts and reserves for certain policyholders.

As of January 1, 2006, the policyholder's participation for the individual life business in Switzerland becomes subject to regulatory guidelines whereby the statutory policyholders' dividend fund has to be distributed to the policyholders at least in an amount of 20% of the account balance on the statutory accounts.

Guarantees arising from minimum death benefits ("GMDB"), retirement income benefits ("GRIB") and annuitization options ("GAO")

The Group sells products for which policyholders bear the full investment risk associated with the underlying invested funds selected by them. Certain of these products contain guarantees for which liabilities have been recorded for additional benefits and minimum guarantees, primarily in the subsidiary Kemper Investors Life Insurance Company which has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The determination of these liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates, annuitization elections and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs.

Information on guarantee liabilities arising from minimum death benefits ("GMDB"), retirement income benefits ("GRIB") as well as annuitization options ("GAO")

Table 11.10

in USD millions (except average age)	2005	2004
Account balance for products with guarantee features as of December 31		
Gross	**4,165**	4,074
Ceded	**(545)**	(554)
Net	**3,620**	**3,520**
Amount at risk as of December 31		
Gross	**723**	735
Ceded	**(280)**	(284)
Net	**443**	**451**
Average attained age of policyholders (in years)	**62**	**61**

The Group's exposure after reinsurance recoveries under these policies at the balance sheet date as of December 31, 2005 would be USD 443 million (USD 451 million as of December 31, 2004). The Group believes that ultimately the realization of such liability is not likely.

12. Liabilities for investment contracts (with and without DPF)

Liabilities related to investment contracts

Table 12.1

in USD millions, as of December 31	2005	2004
Liabilities related to unit-linked investment contracts	**34,871**	32,245
Liabilities related to investment contracts (amortized cost)	**133**	128
Liabilities related to investment contracts with discretionary participation features	**5,995**	6,887
Total	**40,999**	**39,260**

Unit-linked investment contracts issued by the Group are recorded at a value reflecting the returns of investment funds which include selected equities, debt securities and derivatives. Policyholders bear the full risk of the returns on these investments.

The fair value of financial liabilities at amortized cost is based on a discounted cash flow valuation technique and is shown in note 8. The discount rate is determined by current market assessment of the time value of money and risk specific to the liability.

The movements in the liabilities arising from investment contracts with DPF are summarized below:

Roll forward of investment contract liabilities

Table 12.2

in USD millions	2005	2004
As of January 1 (opening balance)	**39,260**	34,863
Premiums and claims	**(297)**	(1,569)
Interest and bonuses credited to policyholders	**5,840**	3,867
Foreign currency translation effects	**(3,804)**	2,099
As of December 31 (closing balance)	**40,999**	**39,260**

13. Equity component of discretionary participation features

Certain investment and insurance contracts sold by the Group contain benefit features for which the amount and timing of declaration and payment are at the discretion of the Group. The table below shows the change in the amount of undeclared funds surplus recorded in shareholders' equity after minimum mandated allocations to policyholder liabilities.

Equity component of discretionary participation features (DPF)

Table 13.1

in USD millions	2005	2004
As of January 1 (opening balance)	**1,425**	1,484
Initial application of the "legal quote" in Switzerland as of June 30, 2004	**–**	(226)
Change in net unrealized gains on investments	**99**	14
Change in current year period profit	**46**	38
Foreign currency translation effects	**(171)**	115
As of December 31 (closing balance)	**1,399**	**1,425**

14. Farmers management fees

Farmers management fees

Table 14.1

in USD millions, for the years ended December 31	2005	2004
Farmers management fees and other related revenue	**2,058**	1,985

FGI is contractually permitted to receive a management fee of up to 20% (25% in the case of the Fire Insurance Exchange) of the gross premiums earned by the Farmers Exchanges, which the Group manages but does not own. In order to enable the Farmers Exchanges to maintain appropriate capital and surplus while offering competitive insurance rates, FGI has historically charged a lower management fee than the maximum allowed. The range of fees has varied by line of business over time and from year to year. During the past five years, aggregate management fees have averaged between 12% and 13% of gross premiums earned by the Farmers Exchanges. The gross earned premiums of the Farmers Exchanges were USD 14,380 million and USD 14,020 million for the years ended December 31, 2005 and 2004, respectively.

15. Deferred policy acquisition costs and origination costs

Deferred policy acquisition costs

Table 15.1

in USD millions	General Insurance		Life Insurance		Other segments [1]		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	**2,143**	1,916	**8,932**	7,858	**206**	303	**11,281**	10,077
Acquisition costs deferred and transfers [2]	**2,357**	2,132	**1,249**	1,481	**12**	80	**3,618**	3,693
Amortization [3]	**(1,696)**	(1,978)	**(878)**	(884)	**(121)**	(177)	**(2,695)**	(3,039)
Divestments	**(22)**	(14)	**(12)**	(73)	**–**	(1)	**(34)**	(88)
Foreign currency translation effects	**(141)**	87	**(850)**	550	**–**	1	**(991)**	638
As of December 31 (closing balance)	**2,641**	**2,143**	**8,441**	**8,932**	**97**	**206**	**11,179**	**11,281**

[1] Net of eliminations of intersegment transactions.
[2] Change in accounting classification increased the acquisition costs deferred by USD 450 million as of December 31, 2005, and amortization by USD 194 million for the year ended December 31, 2005.
[3] Amortization recorded directly to common shareholders' equity for Life Insurance was USD 29 million and USD 105 million for the years ended December 31, 2005 and 2004, respectively.

Deferred origination costs

Table 15.2

in USD millions	Total [1]	
	2005	2004
As of January 1 (opening balance)	**736**	646
Origination costs deferred	**121**	57
Amortization	**(92)**	(13)
Foreign currency translation effects	**(75)**	46
As of December 31 (closing balance)	**690**	**736**

[1] Deferred origination costs are fully attributable to the Life Insurance segment.

16. Receivables

Receivables

Table 16

in USD millions, as of December 31	**2005**	2004
Receivables from policyholders	**2,591**	3,021
Receivables from insurance companies, agents, brokers and intermediaries	**4,936**	5,173
Other receivables	**2,405**	3,245
Receivables arising from ceded reinsurance	**1,846**	1,864
Allowance for uncollectible amounts	**(495)**	(430)
Total	**11,283**	**12,873**

Receivables are generally settled within one year.

17. Mortgage loans given as collateral and collateralized loans

As part of the Deutscher Herold transaction in the year 2002, the Group acquired various mortgage loans. Deutscher Herold had previously sold these loans to credit institutions while retaining the related credit and interest risk. Therefore the loans have not been derecognized from the balance sheet and the transaction is reflected as a collateralized borrowing. Accordingly, the loans are recorded as "Mortgage loans given as collateral" and the liability to credit institutions as "Collateralized loans".

18. Income taxes

Income tax expense - current/deferred split

Table 18.1

in USD millions, for the years ended December 31	2005	2004
Current	**1,324**	1,219
Deferred	**812**	(123)
Total income tax expense	**2,136**	**1,096**

Income tax expense - policyholders/ shareholders split

Table 18.2

in USD millions, for the years ended December 31	2005	2004
Total income tax expense attributable to policyholders	**772**	318
Total income tax expense attributable to shareholders	**1,364**	778
Total income tax expense	**2,136**	**1,096**

The Group is required to record taxes on policyholder earnings for life insurance policyholders in certain jurisdictions. Accordingly, the income tax expense or benefit attributable to these life insurance policyholder earnings is included in income tax expense. In certain jurisdictions an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue.

Expected and actual income tax expense

Table 18.3

in USD millions, for the years ended December 31	Rate	2005	Rate	2004
Net income before income taxes		**5,466**		3,668
Less: income tax expense attributable to policyholders		**(772)**		(318)
Net income before income taxes attributable to shareholders		**4,694**		3,350
Expected income tax expense attributable to shareholders	**32.3%**	**1,514**	30.1%	1,008
Increase/(reduction) in taxes resulting from:				
Lower taxed income		**(419)**		(392)
Non-deductible expenses		**115**		129
Effect of tax losses		**215**		45
Prior year adjustments and other		**(61)**		(12)
Actual income tax expense attributable to shareholders	**29.1%**	**1,364**	23.2%	778
Plus income tax expense attributable to policyholders		**772**		318
Actual income tax expense		**2,136**		**1,096**

The table above illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the weighted average statutory income tax rate.

The expected weighted average statutory income tax rate for the Group is 32.3% and 30.1% for the years ended December 31, 2005 and 2004, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax rate in relation to the net income before income tax attributable to shareholders generated in the taxable territories in which the Group operates.

Deferred income taxes

Table 18.4

in USD millions, as of December 31	2005	2004
Deferred tax assets		
Reserves for losses and loss adjustment expenses	**840**	632
Reserves for unearned premiums	**464**	374
Accruals not currently deductible	**153**	176
Unrealized losses on investments	**104**	9
Depreciable and amortizable assets	**171**	174
Deferred front-end-fees	**720**	490
Reserves for life policy benefits	**254**	208
Loss carryforwards	**1,360**	1,647
Other	**950**	991
Deferred tax assets, gross	**5,016**	4,701
Valuation allowance on deferred tax assets	**(623)**	(490)
Deferred tax assets, net of valuation allowance	**4,393**	4,211
Deferred tax liabilities		
Reserves for losses and loss adjustment expenses	**(623)**	(716)
Deferred policy acquisition costs	**(2,169)**	(2,352)
Unrealized gains on investments	**(488)**	(548)
Depreciable and amortizable assets	**(1,563)**	(1,251)
Reserves for life policy benefits	**(695)**	(678)
Other	**(779)**	(173)
Deferred tax liabilities	**(6,317)**	(5,718)
Net deferred tax liabilities	**(1,924)**	**(1,507)**

The 2005 and 2004 numbers are shown before the netting of timing differences that reverse in the same period of USD 1,993 million and USD 1,765 million, respectively.

The current income tax payable (net of income tax receivable) was USD 982 million and USD 971 million as of December 31, 2005 and 2004, respectively.

Deferred tax charge included in shareholders' equity amounted to USD 384 and USD 539 for the years ended December 31, 2005 and 2004, respectively.

As of December 31, 2005 and 2004, respectively, the Group had income tax loss carryforwards of USD 5,258 million and USD 4,835 million available (subject to various statutory restrictions) for use against future taxable income. However, deferred tax assets for loss carryforwards of USD 3,150 million and USD 3,300 million were recognized as of December 31, 2005 and December 31, 2004, respectively. The difference represents unrecognized income tax loss carryforwards. The majority of the income tax loss carryforwards expire in a period between five and fifteen years.

The Group's deferred tax assets and liabilities are recorded in the tax paying entities throughout the world, which may include several legal entities within each tax jurisdiction. Legal entities are grouped into a single taxpayer only when permitted by local legislation and when deemed appropriate.

The recoverability of the deferred tax asset for each taxpayer is based on its ability to utilize the deferred tax asset over a reasonable period of time. This analysis considers the projected taxable income to be generated by the taxpayer, as well as the ability to offset deferred tax assets with deferred tax liabilities.

As of December 31, 2005 and 2004, the following taxpayer groups carry a net deferred tax asset position on their balance sheets.

Deferred tax assets by taxpayer group

Table 18.5

in USD millions, as of December 31	Deferred tax assets		Deferred tax assets, net of valuation allowance and other tax liabilities	
	2005	2004	**2005**	2004
Taxpayer groups				
Zurich Holding Company of America taxpayer group	**1,381**	1,441	**1,252**	1,250
Centre group of companies	**557**	552	**122**	138
Zurich Capital Markets companies	**214**	226	**–**	–
UK General Insurance companies	**99**	123	**91**	116
Other	**88**	105	**81**	94

The Zurich Holding Company of America taxpayer group of companies (excluding Farmers Group, Inc., Centre and Zurich Capital Markets Inc.) has reported tax losses in the past few years due to a number of catastrophes, as well as prior year development, creating a net operating loss carryforward of approximately USD 2,310 million, which is utilizable over a 15 year period. Management are undertaking a number of actions to efficiently utilize the net operating loss carryforwards. Based on the current taxable income projections for the North America taxpayer group of companies, management believes that the carrying values of the deferred tax assets as of December 31, 2005 are recoverable.

19. Fixed assets

Fixed assets

Table 19.1

in USD millions	Land held for own use	Buildings held for own use	Furniture and fixtures	Computer equip-ment	Other fixed assets	Total
Gross carrying value as of January 1, 2005 (opening balance)	**457**	**1,688**	**478**	**747**	**644**	**4,014**
Less: accumulated amortization/impairments	**–**	**(583)**	**(362)**	**(618)**	**(335)**	**(1,898)**
Net carrying value as of January 1, 2005 (opening balance)	**457**	**1,105**	**116**	**129**	**309**	**2,116**
Additions, capital improvements and transfers	**37**	**82**	**10**	**124**	**74**	**327**
Disposals and transfers	**(89)**	**(152)**	**(10)**	**(12)**	**(51)**	**(314)**
Depreciation	**–**	**(45)**	**(15)**	**(62)**	**(71)**	**(193)**
Foreign currency translation effects	**(50)**	**(122)**	**(7)**	**(9)**	**(19)**	**(207)**
Net carrying value as of December 31, 2005 (closing balance)	**355**	**868**	**94**	**170**	**242**	**1,729**
Plus: accumulated amortization/impairments	**–**	**473**	**284**	**514**	**268**	**1,539**
Gross carrying value as of December 31, 2005 (closing balance)	**355**	**1,341**	**378**	**684**	**510**	**3,268**

Fixed assets

Table 19.2

in USD millions	Land held for own use	Buildings held for own use	Furniture and fixtures	Computer equip-ment	Other fixed assets	Total
Gross carrying value as of January 1, 2004 (opening balance)	487	1,820	558	865	638	4,368
Less: accumulated amortization/impairments	–	(648)	(375)	(704)	(335)	(2,062)
Net carrying value as of January 1, 2004 (opening balance)	487	1,172	183	161	303	2,306
Additions, capital improvements and transfers	14	12	7	105	101	239
Disposals and transfers	(76)	(101)	(38)	(63)	(38)	(316)
Depreciation	–	(54)	(44)	(82)	(67)	(247)
Foreign currency translation effects	32	76	8	8	10	134
Net carrying value as of December 31, 2004 (closing balance)	**457**	**1,105**	**116**	**129**	**309**	**2,116**
Plus: accumulated amortization/impairments	–	583	362	618	335	1,898
Gross carrying value as of December 31, 2004 (closing balance)	**457**	**1,688**	**478**	**747**	**644**	**4,014**

The fire insurance value of the Group's own-use real estate, investment real estate and other fixed assets totaled USD 8,252 million and USD 10,160 million as of December 31, 2005 and 2004, respectively.

20. Goodwill and other intangible assets

Intangible assets

Table 20.1
in USD millions

	Goodwill		
	2005	2004	
Gross carrying value as of January 1 (opening balance)	**744**	1,285	
Less: accumulated amortization/impairments	**–**	(506)	
Net carrying value as of January 1 (opening balance)	**744**	779	
Additions and transfers	**19**	47	
Disposals and transfers	**(76)**	(31)	
Amortization	**–**	(92)	
Impairments	**–**	–	
Foreign currency translation effects	**(82)**	41	
Net carrying value as of December 31 (closing balance)	**605**	**744**	
Plus: accumulated amortization/impairments	**–**	598	
Gross carrying value as of December 31 (closing balance)	**605**	**1,342**	

[1] This intangible asset relates to insurance contracts only.
[2] Other intangibles include internally generated capitalised software development costs and other costs.

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to its business and geographical segment. The table below shows goodwill and other intangible assets by business segment.

Intangible assets by segments

Table 20.2
in USD millions, as of December 31

	Goodwill		
	2005	2004	
General Insurance	**152**	164	
Life Insurance	**448**	514	
Farmers Management Services	**–**	–	
Other Businesses	**–**	60	
Corporate Functions	**5**	6	
Net carrying value as of December 31	**605**	**744**	

	Present value of profits of acquired insurance contracts [1]		Other intangible assets [2]		Attorney-in-fact relationships		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	2,307	2,275	**1,790**	1,675	**1,024**	1,709	**5,865**	6,944
	(1,447)	(1,376)	**(1,197)**	(973)	**–**	(642)	**(2,644)**	(3,497)
	860	899	**593**	702	**1,024**	1,067	**3,221**	3,447
	8	–	**151**	135	**–**	–	**178**	182
	–	–	**(18)**	(22)	**–**	–	**(94)**	(53)
	(48)	(71)	**(206)**	(224)	**–**	(43)	**(254)**	(430)
	–	–	**–**	–	**–**	–	**–**	–
	(80)	32	**(29)**	2	**–**	–	**(191)**	75
	740	**860**	**491**	**593**	**1,024**	**1,024**	**2,860**	**3,221**
	1,377	1,447	**1,279**	1,197	**–**	685	**2,656**	3,927
	2,117	**2,307**	**1,770**	**1,790**	**1,024**	**1,709**	**5,516**	**7,148**

	Present value of profits of acquired insurance contracts		Other intangible assets		Attorney-in-fact relationships		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	–	–	**243**	285	**–**	–	**395**	449
	740	860	**115**	140	**–**	–	**1,303**	1,514
	–	–	**113**	148	**1,024**	1,024	**1,137**	1,172
	–	–	**2**	7	**–**	–	**2**	67
	–	–	**18**	13	**–**	–	**23**	19
	740	**860**	**491**	**593**	**1,024**	**1,024**	**2,860**	**3,221**

When testing for impairment, the recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average past growth rate for the insurance business in which the CGU operates and discount rates range between 6.0% and 10.4%.

21. Derivative liabilities and other liabilities

Derivative liabilities and other liabilities

Table 21

in USD millions, as of December 31	**2005**	2004
Amounts due to reinsurers, agents and other insurance companies	**2,942**	3,238
Amounts due to life policyholders	**547**	701
Other liabilities	**8,320**	8,011
Liabilities for cash collateral received for securities lending	**4,714**	5,197
Tax payables	**1,184**	1,833
Derivative liabilities	**589**	1,314
Deferred income and other liabilities	**1,591**	1,746
Provision for defined post employment benefits	**1,114**	2,847
Total	**21,001**	**24,887**

Refer to note 9 for details on derivative financial instruments. Refer to note 25 for further details of the provision for defined post employment benefits.

22. Debt

Debt

Table 22.1

in USD millions, as of December 31		2005	2004
a) Debt related to capital markets and banking activities			
Zurich Capital Markets	Notes and loans payable, due in the following year	**653**	1,973
	Notes and loans payable, due 2007 - 2015	**543**	582
	Notes and loans payable, due after 2015	**–**	150
Zurich Financial Services EUB Holdings Limited	Notes and loans payable, due in the following year	**779**	919
	Notes and loans payable, due 2007 - 2015	**96**	144
	Notes and loans payable, due after 2015	**3**	–
Centre Solutions (Bermuda) Ltd.	Various debt instruments	**65**	112
Debt related to capital markets and banking activities		**2,139**	3,880
b) Senior debt			
Zurich Finance (USA), Inc.	2.75% CHF bond, due July 2006	**381**	438
	3.5% CHF bond, due July 2008	**228**	263
	4.5% EUR bond, due September 2014	**1,173**	1,342
Kemper Corporation	Various debt instruments, due in 2009	**26**	27
Zurich Insurance Company	3.875% CHF bond, due July 2011	**763**	880
	Various borrowings and notes	**48**	99
Other	Various short- and medium-term debt instruments	**314**	306
Senior debt		**2,933**	3,355
c) Subordinated debt			
Zurich Capital Trust I	8.376% USD Capital Securities, due June 2037 [1]	**1,000**	1,000
Zurich Finance (UK) p.l.c	6.625% GBP bond, undated notes	**762**	848
Zurich Finance (USA), Inc.	5.75% EUR bond, due October 2023	**583**	668
	4.5% EUR bond, due June 2025	**586**	–
ZFS Finance (USA) Trust I	6.15% USD ECAPS, due December 2065	**592**	–
ZFS Finance (USA) Trust II	6.45% USD ECAPS, due December 2065	**689**	–
ZFS Finance (USA) Trust III	Floating Rate USD ECAPS, due December 2065	**395**	–
Subordinated debt		**4,607**	2,516
Total senior and subordinated debt		**7,540**	5,871
Total debt		**9,679**	**9,751**

[1] Net of unamortized transaction costs: USD 990 million.

a) Debt related to capital markets and banking activities

During the year, a restructuring was effected to combine the Zurich Bank and Dunbar Bank into a single banking unit under Zurich Financial Services EUB Holdings Limited. To aid comparison, the 2004 figures presented for ZCM exclude debt related to Zurich Bank, which was transferred to the new banking unit. Similarly, Dunbar Bank's 2004 debt is included under the new banking unit.

ZCM's debt reduced by USD 1,509 million to USD 1,196 million as of December 31, 2005 from USD 2,705 million as of December 31, 2004. The reduction resulted from the redemption of capital in Zurich Bank of USD 400 million, a reduction in liquidity levels of USD 191 million, with the remainder of the reduction attributable to the ongoing wind-down of ZCM's business.

Debt relating to the new banking unit amounted to USD 878 million as of December 31, 2005, compared to USD 1,063 million as of December, 2004.

b) Senior debt

The Group's Euro Medium Term Note Programme (EMTN Programme), which allows for the potential issuance of senior and subordinated notes, was increased on March 10, 2005 from a maximum of USD 4 billion to a maximum of USD 6 billion. Issuing entities under the EMTN Programme include Zurich Finance (USA), Inc. and Zurich Finance (UK) p.l.c.

c) Subordinated debt

On June 15, 2005, Zurich Finance (USA), Inc. issued under the EMTN Programme a 4.5% EUR 500 million bond, guaranteed by Zurich Insurance Company on a subordinated basis, due 2025 and callable beginning in 2015. The proceeds were swapped into 6-month floating rate US dollars until the call date under fair-value hedge accounting treatment. The bond pays a fixed-rate coupon of 4.5% until June 15, 2015, and a variable rate of 3-month Euribor plus a spread of 2.2% thereafter.

On December 9, 2005 ZFS Finance (USA) Trust I and ZFS Finance (USA) Trust II respectively issued 6.15% USD 600 million of Series I and 6.45% USD 700 million of Series II Fixed / Adjustable Rate Enhanced Capital Advantaged Preferred Securities (ECAPS), and on December 22, 2005 ZFS Finance (USA) Trust III issued USD 400 million of Series III Floating Rate ECAPS. These trust preferred securities were sold to a number of qualified institutional buyers and qualified purchasers under the exemption of rule 144A of the United States Securities Act (1933). Each Trust benefits from a subordinated support agreement of Zurich Financial Services and Zurich Group Holding. Distributions are payable quarterly or semiannually in arrears but may at any time be deferred at the Group's option. Distributions will be mandatory deferred if the Group fails to meet certain financial tests. If distributions are not paid in full after a certain period of time and during any mandatory deferral period, the Group must use commercially reasonable efforts to issue and/or sell share capital to fund accumulated and unpaid distributions. The Group has the option to call the securities after five or ten years from the issuance depending on the series. Each of the three Trusts will dissolve no later than December 15, 2065.

Distributions to holders of ECAPS are based on the following:

Table 22.2

Series I	6.15% payable semiannually until December 15, 2010 and then reset quarterly to the Adjustable Rate* plus 1.75%
Series II	6.45% payable semiannually until June 15, 2016 and then reset quarterly to the Adjustable Rate* plus 2.00%
Series III	3-month LIBOR plus 1.15% reset quarterly until December 15, 2010 and then 3-month LIBOR plus 2.15%

* Adjustable Rate is equal to the greatest of (i) the 3-month LIBOR rate; (ii) the 10-year Treasury CMT (Constant Maturity Treasury) Rate; and (iii) the 30-year Treasury CMT Rate, subject to a maximum under (ii) and (iii) of 13.25% Series I and 13% for Series II.

Table 22.3

Maturity schedule of outstanding debt

in USD millions, as of	2005
2006	1,883
2007	681
2008	265
2009	89
2010	21
after 2010	6,740
Total	**9,679**

Table 22.4

Interest expense on debt

in USD millions, for the years ended December 31	2005	2004
Debt related to capital markets and banking activities	**106**	94
Senior debt	**142**	109
Subordinated debt	**198**	159
Total	**446**	**362**

Credit facilities

The Group has access to a syndicated revolving credit facility of USD 3 billion which was put in place in April 2004. This credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of December 31, 2005.

Dunbar Bank has access to various committed credit facilities totaling GBP 465 million. GBP 10 million of borrowings were outstanding under these facilities as of December 31, 2005.

23. Share capital

Table 23.1

Share capital and treasury shares

number of shares, as of December 31	2005	2004
Authorized, contingent and issued share capital, CHF 2.50 and CHF 6.50 par value, respectively	**156,988,783**	156,988,783
Issued share capital, CHF 2.50 and CHF 6.50 par value, respectively	**144,006,955**	144,006,955
Treasury shares	**192,423**	298,113

Table 23.2

Preferred securities

in USD millions, as of December 31	2005	2004
Preferred securities, USD 1,000 par value	**1,125**	1,125

a) Issued share capital

As of December 31, 2005 and 2004, Zurich Financial Services had 144,006,955 issued and fully paid registered shares of CHF 2.50 par value and CHF 6.50 par value, respectively.

At the Annual General Meeting on April 19, 2005, shareholders approved a share capital reduction in the form of a nominal value reduction of each registered share from CHF 6.50 to CHF 2.50. As a result of this reduction, the share capital was reduced by CHF 576,027,820 from CHF 936,045,207.50 to a new total of CHF 360,017,387.50. In the previous year, shareholders approved, at the Annual General Meeting on April 16, 2004, a share capital reduction in the form of a nominal value reduction of each registered share from CHF 9 to CHF 6.50. As a result of that reduction, the share capital was reduced by CHF 360,017,387.50 from CHF 1,296,062,595 to CHF 936,045,207.50.

b) Authorized share capital

Until June 1, 2007, the Board of Zurich Financial Services is authorized to increase the share capital by an amount not exceeding CHF 15,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 2.50 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions.

The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third-parties if the shares are to be used for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing including re-financing of such transactions; or for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

c) Contingent share capital

Capital market instruments and option rights to shareholders

The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 13,704,570 by the issuance of up to 5,481,828 fully paid registered shares with a nominal value of CHF 2.50 each (1) through the exercise of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets; and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board.

The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing or re-financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of seven years from the time of the respective issue. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby for shares of Zurich Financial Services the quoted share price is to be used as a basis.

Employee participation:

The share capital may be increased by an amount not exceeding CHF 3,750,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 2.50 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and shall take into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the stock exchange.

d) Preferred securities

In February 2001, the Group placed six series of Trust Capital Securities (Zurich RegCaPS) for the total amount of USD 1,125 million (USD 1,096 million net of issuance costs) with a limited number of qualified institutional and corporate US investors. The securities, which were issued under Rule 144A in the United States, are perpetual, non-cumulative and have a par value of USD 1,000 each. They have no voting rights, except for certain specified circumstances and are linked to Farmers Group, Inc. Class C shares. The Group has the option to call the securities after five, seven or ten years, depending on the series. Two series have a fixed rate coupon (6.01% and 6.58%) and four have a floating rate coupon (between Libor +46 bps and +71 bps). These coupon rates step up after the first call dates.

e) Additional paid in capital

This reserve is not ordinarily available for distribution.

f) Dividend restrictions and capital and solvency requirements

Zurich Financial Services is not subject to legal restrictions on the amount of dividends it may pay to its shareholders other than under the Swiss Code of Obligations. The Swiss Code of Obligations provides that dividends may only be paid out of freely distributable reserves or retained earnings and that 5% of annual retained earnings must be allocated to the general legal reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. As of December 31, 2005, the amount of the general legal reserve exceeded 20% of the paid-in share capital of Zurich Financial Services. Similarly, the company laws of many countries in which Zurich Financial Services' subsidiaries operate may restrict the amount of dividends payable by such subsidiaries to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Zurich Financial Services' subsidiaries to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements imposed by insurance, bank and other regulators in the countries in which the subsidiaries operate as well as by other limitations existing in certain of these countries such as foreign exchange control restrictions.

In the United States, restrictions on payment of dividends may be imposed by the insurance laws or regulations of an insurer's state of domicile. For general insurance subsidiaries, dividends are generally limited over a twelve month period to 10% of the previous year's policyholders' surplus or previous year's net income. For life, accident and health insurance subsidiaries, dividends are generally limited over a twelve month period to 10% of the previous year's policyholders' surplus or the previous year's net gain from operations. Dividends paid in excess of statutory limitations require prior approval from the Insurance Commissioner of the insurer's state of domicile.

Insurance enterprises in European Union member countries are required to maintain minimum solvency margins. The required minimum solvency margin for general insurers is the greater of 16% of premiums written for the year or 23% of a three-year average of claims, subject to the first tranche (EUR 50 million) of premiums being at 18% and the first tranche (EUR 35 million) of claims at 26%. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (up to 1% of "insurance reserves for life insurance where the investment risk is carried by policyholders") plus 0.3% of the amount at risk under insurance policies. The same minimum capital requirements are applicable for insurance enterprises operating in Switzerland. In addition, in certain European countries further requirements may apply.

Several regulatory changes came into force in Switzerland on January 1, 2006. Amongst others the capital requirements were changed to include risk based target capital for insurance companies and insurance groups (Swiss Solvency Test). Risk-bearing and target capital have to be determined building on a risk based capital model by 2008 for groups, conglomerates, reinsurers and small companies. However, large legal entities must carry out the calculations starting already in 2006 as part of a compulsory field test. Within this time the companies may develop their own risk based capital model to be approved by the Federal Office of Private Insurance (FOPI) if they do not opt for the standard model. Groups, conglomerates and reinsurers will have to use company specific internal models. The same applies for companies for which the standard model is not applicable. Zurich will adopt and extend the existing internal risk-based capital model for the Group and Zurich Insurance Company in close consultation with the FOPI to make it compliant with new regulatory requirements which are expected to be further detailed by FOPI. The new target capital must be built up until beginning of 2011.

Meanwhile Zurich Financial Services continues to be subject to certain solvency requirements based on a Decree on the Consolidated Supervision of the Group issued by FOPI on April 23, 2001. It is expected that this decree will be replaced by a new decree to be issued by FOPI in the first half of 2006.

As of December 31, 2005, the subsidiaries were substantially in compliance with applicable regulatory capital adequacy requirements.

g) Earnings per share

Table 23.3

Earnings per share

	Net income attributable to common shareholders (in USD millions)	Number of shares	Per share (USD)	Per share (CHF)[1]
2005				
Basic earnings per share	**3,168**	**143,758,294**	**22.04**	**27.41**
Effect of potentially dilutive shares related to share-based compensation plans	**–**	**1,597,527**	**(0.24)**	**(0.30)**
Diluted earnings per share	**3,168**	**145,355,821**	**21.80**	**27.11**
2004				
Basic earnings per share	2,428	143,577,437	16.92	20.98
Effect of potentially dilutive shares related to share-based compensation plans	–	1,067,047	(0.13)	(0.15)
Diluted earnings per share	**2,428**	**144,644,484**	**16.79**	**20.83**

[1] The translation from USD into CHF has been done for information purposes only at the Group's average exchange rates for the years ended December 31, 2005 and 2004, respectively.

Basic earnings per share is computed by dividing net income attributable to shareholders by the weighted average number of shares outstanding for the period, excluding the weighted average number of shares held as treasury shares and preferred securities. Diluted earnings per share reflects the effect of potentially dilutive shares.

24. Preferred securities and minority interests

Table 24.1

Preferred securities and minority interests

in USD millions, as of December 31	2005	2004
Preferred securities	**355**	407
Minority interests	**459**	433
Total	**814**	**840**

Minority interests include third-party equity interests, preferred securities and similar instruments issued by consolidated subsidiaries of the Group in connection with the provision of structured financial solutions to its customers.

In December 1999, Zurich Financial Services (Jersey) Limited, a subsidiary of Zurich Group Holding (formerly Zurich Financial Services), issued 12,000,000 perpetual non-voting, non-cumulative Series A Preference Shares on the Euromarket with a par value of EUR 25 (EUR 300,000,000). The securities benefit from a subordinated support agreement from Zurich Group Holding and carry a fixed coupon of 7.125%, payable quarterly. The securities are, subject to certain conditions, redeemable at the option of the issuer in whole, but not in part, from time to time on or after five years from the issue date. Proceeds from the issue were used to refinance existing intercompany debt and for general corporate purposes. With this issue, the Group was able to reinforce its capital base while raising equity-like but non-dilutive long-term funds.

25. Employee benefits

The Group had 52,010 and 53,246 employees (full time equivalents) as of December 31, 2005 and 2004, respectively. Personnel and other related costs incurred for the year ended December 31, 2005 and 2004 were USD 4,884 million and USD 4,462 million, respectively. This includes wages and salaries of USD 3,903 million and USD 3,759 million, respectively.

The Group operates a number of active retirement benefit arrangements for pensions. The majority of employees belong to defined benefit plans. Other employees participate in defined contribution plans, which provide benefits equal to amounts contributed by both the employer and the employee plus investment returns.

The Group also operates post-employment plans, mainly in the United States, which provide employees with certain defined post-employment benefits other than pensions.

The status of the defined benefit plans and other defined post-employment benefits is given below.

a) Defined benefit plans

Defined benefit pension plans

Employees of the Group's operating companies are covered under various pension plans. Certain companies run defined benefit plans, some of which provide benefits related to final pensionable earnings and others provide cash balance plans, where the participants receive the benefit of annual contributions made by both employer and employee and a credit for the investment return achieved on the assets. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or from the date of commencement of employment. Benefits are generally based on each employee's years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods.

Most of the Group's defined benefit plans are funded through contributions by the Group to trusts or foundations independent of the Group's finances. In these cases, the annual funding requirements are determined in accordance with local funding and actuarial cost methods. Where plans are not specifically funded, for example, as is usual in the case of pension plans in Germany, a liability for the accrued pension obligations is recognized in the Group's balance sheet.

Other defined post-employment benefits

Certain of the Group's operating companies provide a post-employment benefit program for medical care and life insurance. Eligibility in the various plans is generally based on completion of a specified period of eligible service and reaching a specified age. The programs pay a stated percentage of medical expenses reduced by deductibles and other coverage. The cost of post-employment benefits is accrued during the employees' service period. The method of accounting and the frequency of valuations are similar to those for defined benefit pension plans.

Weighted average assumptions used

Table 25.1

as of December 31	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Discount rate	**4.8%**	5.1%	**5.7%**	5.7%
Expected long-term rate of return on assets	**5.9%**	6.1%	**5.0%**	5.0%
Future salary increases	**3.6%**	3.8%	**4.0%**	3.7%
Future pension increases	**2.3%**	2.3%	**–**	–
Increase in long-term health cost	**–**	–	**9.0%**	9.5%

Table 25.2

Status of funded defined benefit plans

in USD millions, as of December 31	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Present value of obligations	**(10,612)**	(10,640)	**(87)**	(104)
Fair value of plan assets	**8,597**	6,586	**13**	17
Funded status	**(2,015)**	(4,054)	**(74)**	(87)
Unrecognized net actuarial losses/(gains)	**1,892**	2,272	**(12)**	20
Unrecognized prior service cost	**2**	–	**–**	–
Liability	**(121)**	**(1,782)**	**(86)**	**(67)**

The funded status shows the deficit of the balance of pension plan assets at fair values less the pension liability based on the present value of obligation. Pensions, however, are long-term by nature. Short-term variations between long-term actuarial assumptions and actual experience may be positive or negative, resulting in actuarial gains or losses. Such actuarial gains or losses are not recognized under IAS 19 as it is expected that such actuarial gains and losses will equalize over time. Only unrecognized actuarial gains or losses exceeding certain "corridors" as defined in IAS 19 are amortized through the operating statement (see table 25.4 below, "Net actuarial losses recognized in year").

The funded status of the Group's funded defined benefit plans moved to a deficit of USD 2,015 million as of December 31, 2005 from a deficit of USD 4,054 million as of December 31, 2004. The assets held by the pension plans for the Group's employees in Switzerland did not qualify as plan assets under IFRS 4. Therefore the funded status as of December 31, 2004 was restated to reflect the adoption of IFRS 4. The result was an increase to the deficit of USD 1,865 million. However, as per December 31, 2005 the funded status recovered due to a cash payment made to the plan during 2005.

On June 16, 2005, the Boards of Trustees of the pension plans for the Group's employees based in Switzerland adopted new pension plan arrangements that reflect the changed economic and demographic environment. The principal changes to the pension plans, which became effective January 1, 2006, were the conversion from a defined benefit to a defined contribution system and the separation of the pension plan as an autonomous foundation. Employees transferred to the new arrangements, and future benefits at normal retirement for current active participants are targeted to be similar to those under the former arrangements. However, following a transition period of three years, the current additional benefits that are provided on early retirement will gradually be phased out over a nine-year period. The calculation of the reduced long-term obligation under IAS 19 resulted in a one-time non-cash gain of USD 103 million.

Table 25.3

Status of unfunded defined benefit plans

in USD millions, as of December 31	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Present value of obligations	**(886)**	(894)	**(206)**	(224)
Unrecognized net actuarial losses	**126**	55	**59**	66
Unrecognized prior service cost	**–**	–	**–**	(1)
Liability	**(760)**	**(839)**	**(147)**	**(159)**

The summary of the amounts recognized in the consolidated operating statements is given below.

Table 25.4

Components of net pension expenses

in USD millions, for the years ended December 31

	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Current service cost	**(337)**	(351)	**(7)**	(8)
Interest cost	**(527)**	(520)	**(14)**	(17)
Expected return on plan assets	**409**	402	**1**	1
Net actuarial losses recognized in year	**(162)**	(106)	**(1)**	(5)
Past service cost	**(67)**	(11)	**–**	–
Gains on curtailment or settlement	**94**	15	**17**	–
Net pension expense	**(590)**	**(571)**	**(4)**	**(29)**

The actual returns on defined benefit pension plan assets for the years ended December 31, 2005 and 2004 were USD 1,026 million and USD 611 million, respectively. The actual returns on other defined post-employment plan assets were USD 1 million and USD nil million for the years ended December 31, 2005 and 2004, respectively.

The summary of the balance sheet movements in relation to defined benefit plans and other defined post-employment benefits is given below.

Table 25.5

Summary of balance sheet movements

in USD millions

	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Liability as of January 1 (opening balance)	**(2,621)**	(2,345)	**(226)**	(197)
Current year expense	**(590)**	(571)	**(4)**	(29)
Contributions paid	**1,979**	303	**10**	6
Divestments	**–**	24	**–**	–
Foreign currency translation effects	**351**	(32)	**(13)**	(6)
Liability in the consolidated balance sheets as of December 31 (closing balance)	**(881)**	**(2,621)**	**(233)**	**(226)**

b) Defined contribution pension plans

Certain of the Group's operating companies sponsor defined contribution plans. Eligibility for participation in such plans is either based on completion of a specified period of continuous service or date of commencement of employment. The plans provide for voluntary contributions by employees and contributions by the employer which typically range from 3% to 15% of annual salaries, depending on the employees' years of service. The Group's contributions under these plans amounted to USD 11 million and USD 13 million in 2005 and 2004, respectively.

26. Share based compensation and cash incentive plans

The Group has adopted various share-based compensation and cash incentive plans to attract, retain and motivate executives and employees. The plans are designed to reward employees for their contribution to the performance of the Group and to encourage employee share ownership. Share-based compensation plans include plans under which shares and options to purchase shares, based on the performance of the businesses, are awarded. Share-based plans are based on the provision of Zurich Financial Services shares.

a) Cash incentive plans
Various businesses throughout the Group operate short-term incentive programs for executives, management and, in some cases, for employees of that business unit. Awards are made in cash, based on the accomplishment of both organizational and individual performance objectives. The expenses recognized for these cash incentive plans amounted to USD 296 million and USD 242 million for the years ended December 31, 2005 and 2004, respectively.

b) Share based compensation plans for employees
The Group encourages employees to own shares of Zurich Financial Services and has set up a framework based on the implementation of either share options and/or performance share programs. Actual plans are tailored to meet local market requirements.

Expenses recognized in the operating statements

Table 26.1

in USD millions, for the years ended December 31	2005	2004
Total option-based expenses	**21**	23
Total share-based expenses	**55**	45
Total expenses	**76**	**68**

The explanations below give a more detailed overview of the plans of the Group.

Share option plans for United Kingdom employees

UK Sharesave Plan
The plan is open to employees in the United Kingdom. Participants enter into a savings contract with a bank for the accumulation of contributions of between GBP 5 and GBP 250 per month for a period of three or five years. An interest bonus is credited at the end of the savings period. Participants are granted options to acquire Zurich Financial Services shares at a pre-determined price, which is not less than 80% of the market price prior to grant. Options under the plan can normally be exercised for a period of six months after the end of the savings period. Early exercise, limited to the value of shares that can be acquired with accrued savings, is permitted in certain circumstances. There were a total of 864 and 2,409 participants in this plan as of December 31, 2005 and 2004, respectively. There have been no new grants under this plan since 2002.

Employee share plans

Share Incentive Plan for employees in the UK
The Group established an Inland Revenue approved Share Incentive Plan and launched the partnership shares element of this plan in 2003. This plan enables participating employees to make monthly purchases of Zurich Financial Services shares at the prevailing market price out of their gross earnings. There were 422 and 500 participants in the partnership element of the plan as of December 31, 2005 and 2004 respectively. The Group also operates the profit-sharing element of the Share Incentive Plan (reward shares) which were launched in 2004 with annual share allocations being made in May each year subject to business performance. The awards are based on the performance of the participating employee's business unit for the year, subject to a maximum award of 5% of participant's base salary (before any flexible benefit adjustments) or GBP 3,000. The total number of participating employees in the reward share element of the plans as of December 31, 2005 and 2004 was 6,680 and 6,149, respectively.

Share Incentive Plans for employees in Switzerland
In 2005, the Employee Incentive Plan introduced for employees in Switzerland continued to operate. Employees under this plan have the option to acquire sales-restricted shares at a 30% discount to the market value, with the maximum value of the discount being CHF 1,500. During 2005, 6,002 employees participated in the Employee Incentive Plan compared with 6,115 in 2004. For the year ended December 31, 2005, 1,870 employees received shares under the 2004 employee performance share plan. For the year ended December 31, 2004, 4,613 employees received shares under the 2003 employee performance share plan.

c) Share based compensation plans for executives

The Group operates long-term incentive plans for selected executives. These plans comprise the allocation of a target number of share options grants and/or share grants with the vesting of these option/share grants being subject to the achievement of specific financial performance goals. The Group can also make Restricted Share grants to selected employees, which provide share awards if the individual remains employed with the Group on selected dates in the future.

Senior Executive long-term incentive plans

Each year, Senior Executives are granted performance options and performance shares, which vest on an annual basis over the subsequent three year period. The actual level of vesting, which can be between 0% and 150% of the original number of options and/or shares granted, depends on the performance of the Group during the previous calendar year. The current performance metrics are the Group's return on equity (ROE) and position of the Group's total shareholder return against an international peer group of insurance companies. One-half of the shares that actually vest are sales-restricted for a further period of three years. The options have a seven year term from the date of grant. Grants under the plan are made annually on April 3. The actual number of performance options and performance shares granted is determined such that the economic value is a defined percentage of annual salary in the year of allocation. During 2005 and 2004, a total of 185 and 186 participants were granted shares and options under this plan.

Executive long-term performance share plans

Each year, selected executives are granted performance shares which vest over a period of three years, either on an annual basis or at the end of the three year period. Specific performance parameters are established for each of the Business Divisions and include, for example, return on equity or business operating profit objectives. The actual number of performance shares granted at the beginning of the performance period is determined such that the economic value is a defined percentage of the annual salary in the year of allocation. Actual awards under these plans are made fully in shares of Zurich Financial Services, of which 50% are sales-restricted for a further period of three years. There were a total of 787 and 535 participants in this plan as of December 31, 2005 and 2004, respectively.

d) Further information on share and option plans

Movements in options granted under the various equity participation plans

Table 26.2

for the years ended December 31	Number of shares under option		Weighted average exercise price (in CHF)	
	2005	2004	**2005**	2004
Outstanding as of January 1	**1,875,016**	1,795,120	**297**	340
Options granted	**705,882**	477,022	**164**	202
Options forfeited	**(125,480)**	(260,671)	**313**	397
Options exercised	**(161,575)**	(24,692)	**106**	121
Expired during period	**(186,497)**	(111,763)	**561**	405
Outstanding as of December 31	**2,107,346**	**1,875,016**	**210**	**297**
Exercisable as of December 31	**1,023,419**	693,892	**210**	407

Certain plan participants elected in 2002 to take their option award in the form of Share Appreciation Rights. Included in the number of shares under option in the table above are 70,902 and 77,234 shares as of December 31, 2005 and 2004, respectively, which will be settled through cash payments rather than through delivery of shares.

The average share price for Zurich Financial Services shares in 2005 and 2004 was CHF 221.19 and CHF 188.76, respectively.

Range of exercise prices of options outstanding as of December 31, 2005

Table 26.3

in CHF	Weighted average contractual life in years	Weighted average remaining expected life in years
100-400	7.1	5.3
401-700	7.0	2.0
701-1000	7.0	0.1

Options and shares granted during the period

Table 26.4

for the years ended December 31	Number		Weighted average fair value at grant date (in CHF)	
	2005	2004	**2005**	2004
Shares granted during the period	**811,350**	384,420	**206**	213
Options granted during the period [1]	**705,882**	477,022	**44**	67

[1] Number of options granted is shown as the number of shares under option granted during the period.

The shares and options granted during the period are the target allocations made under the performance option and performance share plans together with any restricted share awards granted during the year. Whether these grants become vested or will depend on whether the performance achievements are met. The expense is adjusted for actual grants made.

The fair value of options granted are estimated using the Black-Scholes option pricing model, with the following assumptions.

Black-Scholes assumptions for fair value of options

Table 26.5

	2005	2004
Share price, in CHF [1]	**206**	213
Exercise price, in CHF	**206**	213
Implied volatility	**23.15%**	31.75%
Risk-free interest rate	**2.22%**	2.47%
Expected dividend rate	**2.00%**	1.50%
Contracted option life	**7 years**	7 years

[1] Share price as at date of granting, April 4, 2005 and April 2, 2004, respectively.

The risk-free interest rate was determined by using the seven year CHF swap rate applicable in 2005 and 2004. The fair value of any other share options granted during the year has been determined using the same methodology.

27. Related party transactions

In the normal course of business, the Group enters into various transactions with related companies, including various reinsurance and cost-sharing arrangements. These transactions are not considered material to the Group, either individually or in aggregate. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. The table below sets forth related party transactions reflected in the consolidated operating statement and consolidated balance sheet.

Related party transactions included in the consolidated financial statements

Table 27.1

in USD millions	2005	2004
Consolidated operating statements for the years ended December 31		
Net earned premiums and policy fees	**13**	7
Net investment income	**147**	105
Other income/(expense)	**(4)**	(9)
Losses and loss adjustment expenses	**(6)**	(11)
Consolidated balance sheets as of December 31		
Policyholders' collateral and other loans	**21**	23
Reinsurers' share of reserves for insurance contracts	**3**	1
Other receivables	**8**	2
Reserves for losses and loss adjustment expenses	**(7)**	(4)
Accrued liabilities	**(11)**	–

The table below summarizes related transactions with key personnel reflected in the consolidated financial statements. Key personnel includes directors of Zurich Financial Services, directors of Zurich Insurance Company and members of the Group Executive Committee.

Related party transactions - key personnel

Table 27.2

in USD millions, for the years ended December 31	2005	2004
Compensation of key personnel of the Group		
Compensation, fees and current benefits	**25**	26
Post-employment benefits	**4**	4
Termination benefits	**–**	5
Share based compensation	**9**	8
Total compensation paid to key personnel	**38**	**43**

Outstanding loans and guarantees granted to members of the Group Executive Committee amounted to USD 4 and USD 3 million for the years ended December 31, 2005 and 2004, respectively. No outstanding loans or guarantees were granted to directors of Zurich Financial Services and Zurich Insurance Company for either of the years ended December 31, 2005 or 2004. The term "directors" and "members of the Group Executive Committee" in this context includes the individual as well as members of their respective households. Remuneration paid to the members of the Board of Directors of Zurich Financial Services and Zurich Insurance Company in 2005 and 2004 was USD 2.8 million and USD 2.7 million, respectively.

28. Farmers Exchanges

FGI provides certain non-claims related management services to the Farmers Exchanges. In addition, the Group has the following relationships with the Farmers Exchanges.

a) Certificates of contribution and surplus notes of the Farmers Exchanges

As of December 31, 2005 and 2004, FGI and other Group companies held the following surplus note and certificates of contribution issued by the Farmers Exchanges. Originally these were purchased by FGI in order to supplement the policyholders' surplus of the Farmers Exchanges.

Surplus Notes

Table 28.1

in USD millions, as of December 31	**2005**	2004
6.15% surplus note, due December 2013	**88**	88
6.15% certificates of contribution, due December 2013	**524**	524
6.15% certificates of contribution, due August 2014	**296**	296
6.00% certificates of contribution, due September 2006	**107**	107
Various other certificates of contribution	**23**	23
Total	**1,038**	**1,038**

Conditions governing payment of interest and repayment of principal are outlined in the certificates of contribution and the surplus note. Generally, repayment of principal may be made only when the issuer has an appropriate amount of surplus, and then only after approval is granted by the issuer's governing Board and the appropriate state insurance regulatory department in the United States. In addition, payment of interest may generally be made only when the issuer has an appropriate amount of surplus and then only after approval is granted by the appropriate state insurance regulatory department in the United States.

b) Quota share reinsurance treaties with the Farmers Exchanges

The Farmers Exchanges cede risk through quota share reinsurance treaties to Farmers Reinsurance Company ("Farmers Re"), a wholly owned subsidiary of FGI, and Zurich Insurance Company ("ZIC").

Effective January 1, 2004, Farmers Re assumes annually USD 200 million and ZIC assumes USD 800 million of gross written premiums under an Auto Physical Damage ("APD") Quota Share reinsurance agreement with the Farmers Exchanges. In addition, Farmers Re and ZIC assume a quota share percentage of ultimate net losses sustained by the Farmers Exchanges in their APD lines of business. The agreement, which can be terminated after 30 days notice by any of the parties, also provides for the Farmers Exchanges to receive a ceding commission of 18% of premiums, with additional experience commissions that depend on loss experience. This experience commission arrangement limits Farmers Re and ZIC's potential underwriting gain on the assumed business to 2.5% of premiums assumed.

Effective December 31, 2004, Farmers Re and ZIC entered into a 12% All Lines Quota Share reinsurance treaty under which each they assume a percentage of all lines of business written by the Farmers Exchanges, prospectively. Under this treaty, which amended the 10% All Lines Quota Share reinsurance treaty in effect since December 31, 2002, Farmers Re and ZIC assume a 2.4% and 9.6% respective quota share of the premiums written and the ultimate net losses sustained in all lines of business written by the Farmers Exchanges after the APD reinsurance agreement has been applied. Underwriting results assumed are subject to a maximum combined ratio of 112.5% and a minimum combined ratio of 93.5%. In addition, under this treaty the Farmers Exchanges' catastrophe losses are subject to a maximum of USD 800 million. Farmers Re and ZIC assumed USD 19.2 million and USD 76.8 million respectively of maximum annual catastrophe losses. This reinsurance agreement, which can be terminated after 60 days notice by any of the parties, also provides for the Farmers Exchanges to receive a provisional ceding commission of 22% of premiums for acquisition expenses, 8.8% of premiums for unallocated loss adjustment expenses and 5.3% of premiums for other expenses with additional experience commissions potentially payable depending on loss experience. For the year ended December 31, 2005, Group companies assumed USD 1,153 million of gross written premiums (USD 1,269 million in the prior year) from the Farmers Exchanges under the All Lines Quota Share reinsurance agreement.

29. Commitments and contingencies

The Group has provided guarantees or commitments to external parties, associates, partnerships and joint ventures. These arrangements include commitments under certain conditions to make liquidity advances to cover delinquent principal and interest payments, make capital contributions or provide equity financing.

Quantifiable commitments and contingencies

Table 29.1

in USD millions, as of December 31	2005	2004
Commitments under investment agreements	**3,917**	3,642
Less funded	**(3,184)**	(2,785)
Remaining commitments under investment agreements	**733**	857
Guarantees, surety bonds, letters of credit [1]	**1,645**	3,168
Future rent commitments	**1,415**	1,619
Undrawn loan commitments (capital markets and banking activities)	**509**	570
Other commitments and contingent liabilities	**312**	271

[1] Guarantee features embedded in life insurance products are not included. For such guarantee features refer to note 11 on insurance reserves.

Commitments under investment agreements

The Group has committed to contribute capital to subsidiaries, associates and third parties that engage in making investments in direct private equity, private equity funds, emerging market funds and hedge funds. Included in the remaining commitments is USD 331 million to Capital Z Investments II, L.P., USD 110 million to Capital Z Investments, L.P. and USD 71 million to Gresham. Part of these commitments may be called at any time and in any amount, based on various criteria. The remaining commitments also include a minimum allocation for hedge fund investments.

Guarantees, surety bonds, letters of credit

The Group knows of no event of default that would require it to satisfy guarantees. Irrevocable letters of credit and surety bonds were issued to secure certain reinsurance contracts.

Future rent commitments

The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rent expenses for these items totaled USD 155 million and USD 190 million for the years ended December 31, 2005 and 2004, respectively.

Future payments under non-cancelable operating leases with terms in excess of one year

Table 29.2

in USD millions	Rental payments
2006	185
2007	175
2008	165
2009	146
2010	125
2011 and thereafter	619
Total	**1,415**

The Group leases its real estate held for investment to outside parties under operating leases.

Indemnity agreements

The Group, through certain of its subsidiaries, has agreed to arrangements that cap Converium's net exposure for losses arising out of the September 11, 2001 event at USD 289 million. Additionally, the Group has provided Converium with coverage for net losses in excess of USD 59 million, including non-performance of the retrocessionaire, related to Amerisafe/Unicover pool business. As of December 31, 2005, the Group has recorded provisions in respect of both arrangements of USD 128 million and USD 24 million, respectively.

Pledged assets

Total assets pledged including securities pledged in respect of securities repurchase agreements amounted to USD 5,679 million and USD 5,048 million as of December 31, 2005 and December 31, 2004, respectively. Assets pledged were financial assets.

Other contingent liabilities

The Group has received notices from various tax authorities asserting deficiencies in taxes for various years. The Group is of the view that the ultimate outcome of these reviews would not materially affect the Group's consolidated financial position.

In common with other groups with life assurance businesses in the United Kingdom, the Group remains exposed to a number of Conduct of Business issues, some of which are currently under review by the Financial Services Authority in the United Kingdom. While provisions are maintained which reflect management's best evolving estimate of the probable costs and expenses of resolving these matters, significant uncertainty regarding the ultimate cost remains. The main area of uncertainty concerns sales advice related complaints. The key assumptions used to derive the complaint provision are the volume of complaints, both those already recorded and an assumption as to the level of future complaints, the percentage of complaints which will be successful (the uphold rate), the average redress payable per complaint and the expenses of reviewing each case or complaint. The assumptions used to set the provision have been based on actual experience over the past three years weighted towards more recent experience.

In 2003, the Group completed the divestment of various asset management operations. As part of these agreements, the Group has guaranteed certain minimum levels of "assets under management" to the acquirers. The guarantees provide that if the "assets under management" fall below those defined levels under certain conditions, the Group may be required to compensate for these shortfalls. The compensation is limited to the considerations received and the Group does not believe any such compensation to be probable.

On December 11, 2001, the Group divested its third party reinsurance business operated under the "Zurich Re" brand name by offering the shares of the newly established Converium Holding AG to the public. As part of the formation of Converium Holding AG and the subsequent public offering of its shares, the Group entered into various contracts with Converium Holding AG and its subsidiaries, including certain Quota Share Retrocession Agreements. These Quota Share Retrocession Agreements, together with subsequent amendments, provide for the reinsurance premium to Converium to be retained by the Group on a "funds withheld" basis. Converium may call for payment in cash certain amounts of the funds withheld on pre-determined dates. If Converium calls for such payments on July 1, 2006, the maximum amount that would be payable by the Group is estimated to be in the range of approximately USD 200 million to USD 250 million.

Litigation and regulatory investigations

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations. The Group and its subsidiaries are also involved in a number of industry-wide civil and criminal investigations by various State Insurance Departments and State Attorney General in the United States, the United States Attorney's Office for the Southern District of New York, the United States Securities and Exchange Commission, other United States authorities and supervisory bodies and other non-United States authorities regarding certain business practices involving insurance brokers and insurance companies, the purchase and sale of "non-traditional" products, certain reinsurance transactions engaged in by the Group and its subsidiaries, and other matters, such as financing hedge funds engaged in mutual-fund market-timing activities. The Group has been conducting its own internal reviews with respect to some of these matters and is cooperating fully in these investigations.

Various Group subsidiaries are also defendants in corporate class action litigation, and they intend to defend such actions vigorously. Certain of these putative class actions consolidated before a US District Court were brought by private parties based on matters that have been the subject of the investigation regarding business practices involving insurance brokers and insurance carriers. By entering into a Memorandum of Understanding with the plaintiffs in this consolidated class action subject to various contingencies, Zurich Financial Services and certain of its United States subsidiaries have created a platform to negotiate a settlement with these plaintiffs that could be terminated or changed in material respects if efforts to negotiate satisfactory separate settlements with State Insurance Departments and State Attorneys General in the United States are unsuccessful. Zurich Financial Services is also a defendant in class action lawsuits brought on behalf of the holders of securities issued by Converium Holding AG.

The outcome of such current legal proceedings, claims, litigation and investigations could have a material effect on operating results and/or cash flows when resolved in a future period. At this time the Group is unable to predict the potential effects, if any, that the investigations and related actions may have upon the insurance and the reinsurance markets and industry business practices or what, if any, changes may be made to laws and regulations regarding the industry. Any of the foregoing could adversely affect the Group's business, results of operations and financial condition. Management is, however, not aware that these matters would materially affect the Group's consolidated financial position.

30. Segment information

Operating statements by business segment

in USD millions, for the years ended December 31

	General Insurance		Life Insurance	
	2005	2004	**2005**	2004
Revenues				
Direct written premiums and policy fees	**32,194**	32,796	**10,447**	10,845
Assumed written premiums	**1,207**	1,059	**88**	103
Gross written premiums and policy fees	**33,401**	33,855	**10,535**	10,948
Less premiums ceded to reinsurers	**(5,456)**	(6,677)	**(721)**	(690)
Net written premiums and policy fees	**27,945**	27,178	**9,814**	10,258
Net change in reserves for unearned premiums	**(376)**	(241)	**1**	(1)
Net earned premiums and policy fees	**27,569**	26,937	**9,815**	10,257
Farmers management fees	**–**	–	**–**	–
Net investment income	**2,738**	2,320	**6,481**	6,343
Net capital gains/(losses) on investments and impairments	**327**	86	**11,518**	5,070
Net gain/(loss) on divestments of businesses	**(17)**	(16)	**(7)**	37
Other income	**439**	516	**922**	870
Total revenues	**31,056**	29,843	**28,729**	22,577
Intersegment transactions	**(1,006)**	(576)	**(160)**	(95)
Benefits, losses and expenses				
Losses and loss adjustment expenses, net of reinsurance	**20,961**	21,323	**109**	89
Life insurance death and other benefits, net of reinsurance	**100**	123	**9,781**	11,995
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	**7**	9	**(790)**	(2,327)
Insurance benefits and losses, net of reinsurance	**21,068**	21,455	**9,100**	9,757
Policyholder dividends and participation in profits, net of reinsurance	**4**	9	**13,655**	7,643
Underwriting and policy acquisition costs, net of reinsurance	**4,506**	4,100	**1,561**	1,508
Administrative and other operating expenses	**2,884**	2,583	**1,538**	1,376
Amortization and impairments of intangible assets	**93**	106	**105**	212
Interest expense on debt	**205**	140	**20**	33
Interest credited to policyholders and other interest	**204**	154	**716**	755
Total benefits, losses and expenses	**28,964**	28,547	**26,695**	21,284
Net income/(loss) before income taxes	**2,092**	**1,296**	**2,034**	**1,293**
Income tax expense attributable to policyholders				
Income tax expense attributable to shareholders				
Net income attributable to minority interests				
Net income attributable to shareholders				

Supplementary segment information				
Purchases of fixed and intangible assets	**219**	83	**122**	153
Significant non-cash expenses:				
Depreciation and impairments of fixed assets	**83**	100	**42**	68
Amortization and impairments of intangible assets	**93**	106	**105**	213

	Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	–	–	357	474	8	11	10	28	43,016	44,154
	–	–	2,647	4,230	174	128	(335)	(438)	3,781	5,082
	–	–	3,004	4,704	182	139	(325)	(410)	46,797	49,236
	–	–	(358)	(486)	(167)	(127)	325	410	(6,377)	(7,570)
	–	–	2,646	4,218	15	12	–	–	40,420	41,666
	–	–	411	366	1	–	–	–	37	124
	–	–	3,057	4,584	16	12	–	–	40,457	41,790
	2,058	1,985	–	–	–	–	–	–	2,058	1,985
	152	119	757	713	614	498	(977)	(940)	9,765	9,053
	(1)	1	1,280	1,271	258	114	–	–	13,382	6,542
	–	–	9	14	13	53	–	–	(2)	88
	1	12	242	269	785	681	(863)	(592)	1,526	1,756
	2,210	2,117	5,345	6,851	1,686	1,358	(1,840)	(1,532)	67,186	61,214
	(23)	(32)	149	(493)	(800)	(336)	1,840	1,532	–	–
	–	–	1,544	2,093	9	19	(17)	(31)	22,606	23,493
	–	–	631	736	17	10	7	7	10,536	12,871
	–	–	(10)	86	68	(23)	2	3	(723)	(2,252)
	–	–	2,165	2,915	94	6	(8)	(21)	32,419	34,112
	–	–	773	1,100	–	–	–	–	14,432	8,752
	–	–	1,192	1,777	(6)	5	–	–	7,253	7,390
	944	915	319	414	997	757	(822)	(551)	5,860	5,494
	46	92	2	12	8	8	–	–	254	430
	–	–	169	161	872	812	(820)	(784)	446	362
	–	–	212	248	114	25	(190)	(176)	1,056	1,006
	990	1,007	4,832	6,627	2,079	1,613	(1,840)	(1,532)	61,720	57,546
	1,220	1,110	513	224	(393)	(255)	–	–	5,466	3,668
									(772)	(318)
									(1,364)	(778)
									(116)	(106)
									3,214	2,466

	88	64	4	4	72	117	–	–	505	421
	43	40	5	11	20	28	–	–	193	247
	46	92	2	12	8	7	–	–	254	430

30. Segment information (continued)

Table 30.2

Assets and liabilities by business segment

in USD millions, as of December 31

	General Insurance		Life Insurance		
	2005	2004	**2005**	2004	
Total investments	**74,401**	71,623	**174,428**	179,957	
Reinsurers' share of reserves for insurance contracts	**13,974**	14,753	**1,561**	1,609	
Deposits made under assumed reinsurance contracts	**45**	190	**9**	24	
Deferred policy acquisition costs	**2,641**	2,143	**8,441**	8,932	
Deferred origination costs	**–**	–	**690**	736	
Goodwill	**152**	164	**448**	514	
Other related intangible assets [1]	**–**	–	**740**	860	
Other assets	**12,673**	14,286	**9,008**	11,097	
Total assets after consolidation of investments in subsidiaries	**103,886**	**103,159**	**195,325**	**203,729**	
Liabilities for investment contracts	**–**	–	**41,244**	39,502	
Reserves for losses and loss adjustment expenses, gross	**54,716**	52,162	**130**	116	
Reserves for unearned premiums, gross	**12,973**	13,293	**125**	146	
Future life policyholders' benefits, gross	**149**	174	**68,624**	78,733	
Policyholders' contract deposits and other funds, gross	**862**	1,038	**13,854**	14,603	
Reserves for unit-linked contracts, gross	**–**	–	**39,283**	35,947	
Reserves for insurance contracts, gross	**68,700**	66,667	**122,016**	129,545	
Debt related to capital markets and banking activities	**–**	–	**–**	–	
Senior debt	**6,176**	8,680	**637**	679	
Subordinated debt	**2,315**	–	**–**	–	
Other liabilities	**16,329**	18,521	**21,453**	23,459	
Total liabilities	**93,520**	**93,868**	**185,350**	**193,185**	

[1] Other related intangible assets consists of the present value of profits of acquired insurance contracts and attorney-in-fact relationships.

Supplementary segment information					
Reserves for losses and loss adjustment expenses, net	**42,196**	39,344	**110**	95	
Reserves for unearned premiums, net	**11,315**	11,166	**121**	143	
Future life policyholders' benefits, net	**149**	174	**67,200**	77,169	
Policyholders' contract deposits and other funds, net	**846**	1,011	**13,741**	14,582	
Reserves for unit-linked contracts, net	**–**	–	**39,283**	35,947	
Reserves for insurance contracts, net	**54,506**	51,695	**120,455**	127,936	

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
3,588	3,037	**32,523**	36,711	**19,225**	17,095	**(26,872)**	(26,268)	**277,293**	282,155
202	199	**6,291**	6,368	**73**	84	**(1,607)**	(1,845)	**20,494**	21,168
–	–	**2,488**	3,122	**6**	7	**(98)**	(61)	**2,450**	3,282
–	–	**97**	206	**–**	–	**–**	–	**11,179**	11,281
–	–	**–**	–	**–**	–	**–**	–	**690**	736
–	–	**–**	60	**5**	6	**–**	–	**605**	744
1,024	1,024	**–**	–	**–**	–	**–**	–	**1,764**	1,884
1,070	950	**2,797**	3,933	**2,113**	1,566	**(2,524)**	(2,195)	**25,137**	29,637
5,884	**5,210**	**44,196**	**50,400**	**21,422**	**18,758**	**(31,101)**	**(30,369)**	**339,612**	**350,887**
–	–	**–**	–	**–**	–	**(245)**	(242)	**40,999**	39,260
–	–	**6,278**	6,350	**165**	158	**(864)**	(1,021)	**60,425**	57,765
–	–	**448**	880	**33**	48	**(48)**	(136)	**13,531**	14,231
–	–	**2,757**	2,642	**439**	470	**(677)**	(669)	**71,292**	81,350
–	–	**4,288**	7,197	**–**	–	**(19)**	(75)	**18,985**	22,763
–	–	**16,408**	15,973	**–**	–	**–**	–	**55,691**	51,920
–	–	**30,179**	33,042	**637**	676	**(1,608)**	(1,901)	**219,924**	228,029
–	–	**3,833**	5,009	**–**	–	**(1,694)**	(1,129)	**2,139**	3,880
–	–	**408**	1,247	**17,823**	16,655	**(22,111)**	(23,906)	**2,933**	3,355
–	–	**–**	–	**5,360**	3,749	**(3,068)**	(1,233)	**4,607**	2,516
1,778	1,367	**6,780**	9,058	**1,805**	2,045	**(2,375)**	(1,958)	**45,770**	52,492
1,778	**1,367**	**41,200**	**48,356**	**25,625**	**23,125**	**(31,101)**	**(30,369)**	**316,372**	**329,532**

–	–	**3,767**	3,938	**119**	113	**2**	(3)	**46,194**	43,487
–	–	**415**	817	**7**	9	**(2)**	(1)	**11,856**	12,134
(202)	(199)	**2,399**	2,313	**439**	471	**2**	4	**69,987**	79,932
–		**896**	3,631	**–**	–	**(2)**	(55)	**15,481**	19,169
–	–	**16,408**	15,973	**–**	–	**–**	–	**55,691**	51,920
(202)	(199)	**23,885**	26,672	**565**	593	**–**	(55)	**199,209**	206,642

Table 30.3

Gross written premiums and policy fees, total revenues and total assets by geographical segment

in USD millions	Gross written premiums and policy fees for the years ended December 31		Total revenues for the years ended December 31		Total assets as of December 31	
	2005	2004	**2005**	2004	**2005**	2004
North America	**17,897**	19,405	**17,572**	17,585	**68,436**	64,167
Europe	**25,618**	25,874	**42,751**	36,333	**225,174**	236,085
International Businesses	**3,390**	3,444	**3,506**	3,394	**12,747**	11,684
Centrally Managed Businesses	**1,302**	2,004	**4,603**	4,840	**55,156**	57,673
Eliminations	**(1,410)**	(1,491)	**(1,246)**	(938)	**(21,901)**	(18,722)
Total	**46,797**	**49,236**	**67,186**	**61,214**	**339,612**	**350,887**

Table 30.4

Purchases of fixed and intangible assets by geographical segment

in USD millions, for the years ended December 31	Fixed assets		Intangible assets	
	2005	2004	**2005**	2004
North America	**87**	66	**44**	53
Europe	**160**	60	**113**	95
International Businesses	**19**	16	**6**	11
Centrally Managed Businesses	**61**	97	**15**	23
Total	**327**	**239**	**178**	**182**

31. Subsequent events

On February 10, 2006 the Group announced that it has exercised its option to redeem EUR 300 million of Series A Preference Shares issued by Zurich Financial Services (Jersey) Ltd. in December 1999 on the Euromarket. The 12,000,000 Preference Shares of EUR 25 par value each carry a coupon of 7.125% and are listed on the Luxembourg Stock Exchange. The Preference Shares will be repaid on March 16, 2006 together with the preference dividend accrued up to and including the redemption date.

Significant Subsidiaries

Significant subsidiaries

as of December 31, 2005

	Domicile	Segment [1]	Voting rights %	Ownership interest %	Book value of common stock (in local currency millions)	
Australia						
Zurich Australia Limited	Sydney	Life Insurance	100.00	100.00	AUD	10.0
Zurich Australian Insurance Limited	Sydney	General Insurance	100.00	100.00	AUD	97.1
Austria						
Zürich Versicherungs-Aktiengesellschaft	Vienna	General Insurance	99.98	99.98	EUR	12.0
Bermuda						
B G Investments Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.3
Centre Group Holdings Limited	Hamilton	Other Businesses	100.00	100.00	USD	0.3
CMSH Limited	Hamilton	Other Businesses	100.00	100.00	USD	0.3
ZCM Holdings (Bermuda) Limited	Hamilton	Other Businesses	100.00	100.00	USD	158.9
ZG Investments Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.01
ZG Investments II Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.01
ZG Investments III Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.01
ZG Investments IV Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.01
Zurich International (Bermuda) Ltd.	Hamilton	Other Businesses	100.00	100.00	USD	9.9
Chile						
Chilena Consolidada Seguros de Vida S.A.	Santiago	Life Insurance	98.95	98.95	CLP	24,484.0
France						
Zurich International (France) Cie d'Assurances S.A. [2]	Levallois-Perret	General Insurance	99.99	99.99	EUR	20.2
Germany						
BONNSECUR GmbH & Co. Liegenschaften Deutscher Herold KG	Bonn	Life Insurance	76.83	76.83	EUR	170.0
DA Deutsche Allgemeine Versicherung Aktiengesellschaft	Oberursel	General Insurance	100.00	100.00	EUR	24.5
Deutscher Herold Aktiengesellschaft	Bonn	Life Insurance	76.83	76.83	EUR	18.4
Deutscher Herold Allgemeine Versicherung Aktiengesellschaft	Bonn	General Insurance	76.83	76.83	EUR	20.5
Deutscher Herold Lebens-versicherung Aktiengesellschaft	Bonn	Life Insurance	76.83	76.83	EUR	46.2
Zürich Beteiligungs-Aktiengesellschaft (Deutschland)	Frankfurt / Main	General Insurance	100.00	100.00	EUR	152.9
Zürich Lebensversicherung AG (Deutschland)	Frankfurt / Main	Life Insurance	100.00	100.00	EUR	13.4
Zürich Versicherung Aktien-gesellschaft (Deutschland)	Frankfurt / Main	General Insurance	100.00	100.00	EUR	106.5

[1] The segments are defined in the notes to the Consolidated Financial Statements, note 1, Basis of presentation.
[2] Liquidated on January 5, 2006.

Significant subsidiaries as of December 31, 2005

	Domicile	Segment	Voting rights %	Ownership interest %	Book value of common stock (in local currency millions)	
Ireland						
Zurich Financial Services EUB Holdings Limited	Dublin	Other Businesses	100.00	100.00	GBP	0.001
Zurich Insurance Ireland Ltd.	Dublin	General Insurance	100.00	100.00	EUR	4.6
Eagle Star Life Assurance Company of Ireland Limited	Dublin	Life Insurance	100.00	100.00	EUR	17.5
Orange Stone Holdings	Dublin	Other Businesses	100.00	100.00	USD	1,609.3
Orange Stone Reinsurance	Dublin	Other Businesses	100.00	100.00	USD	1,524.8
Italy						
Zurich Investments Life S.p.A.	Milan	Life Insurance	100.00	100.00	EUR	34.0
Zurich Life Insurance Italia S.p.A.	Milan	Life Insurance	100.00	100.00	EUR	25.9
Portugal						
Zurich, Companhia de Seguros, S.A.	Lisbon	General Insurance	100.00	100.00	EUR	10.0
South Africa						
South African Eagle Insurance Company Limited [3]	Bryanston	General Insurance	73.61	73.61	ZAR	3.0
Spain						
Zurich España, Compañía de Seguros y Reaseguros, S.A.	Barcelona	General Insurance	99.78	99.78	EUR	33.6
Zurich Vida, Compañía de Seguros y Reaseguros, S.A.	Madrid	Life Insurance	100.00	100.00	EUR	50.4
Switzerland						
Assuricum Company Limited	Zurich	Corporate Functions	100.00	100.00	CHF	610.0
Genevoise, Compagnie d'Assurances sur la Vie SA	Geneva	Life Insurance	100.00	100.00	CHF	17.0
Zurich Group Holding	Zurich	Corporate Functions	100.00	100.00	CHF	1,600.0
Zurich Insurance Company	Zurich	Corporate Functions	100.00	100.00	CHF	825.0
Zurich Life Insurance Company Limited	Zurich	Corporate Functions	100.00	100.00	CHF	60.0
Taiwan						
Zurich Insurance (Taiwan) Ltd.	Taipei	General Insurance	91.87	91.87	TWD	2,000.0
United Kingdom						
Allied Dunbar Assurance p.l.c.	Swindon, England	Life Insurance	100.00	100.00	GBP	0.05
Allied Zurich Holdings Limited	Jersey, Channel Islands	Corporate Functions	100.00	100.00	GBP	90.7
Allied Zurich Limited	Swindon, England	Corporate Functions	100.00	100.00	GBP	378.1
Eagle Star Holdings Limited	Swindon, England	Corporate Functions	100.00	100.00	GBP	553.7
Eagle Star Insurance Company Limited	Fareham, England	General Insurance	100.00	100.00	GBP	591.7
Openwork Holdings Limited	Swindon, England	Life Insurance	100.00	25.00	GBP	0.01

[3] Listed on the Johannesburg Stock Exchange. On December 31, 2005, the company had a market capitalization of ZAR 2,253 million (ISIN Number 000006243).

Significant subsidiaries as of 31 December 2005	Domicile	Segment	Voting rights %	Ownership interest %	Book value of common stock (in local currency millions)	
ZPC (Construction) Company Limited	Fareham, England	General Insurance	100.00	100.00	GBP	54.0
Zurich Assurance Ltd.	Swindon, England	Life Insurance	100.00	100.00	GBP	879.9
Zurich Employment Services Limited	Fareham, England	Life Insurance	100.00	100.00	GBP	9.0
Zurich Financial Services (Jersey) Limited	Jersey, Channel Islands	Corporate Functions	100.00	100.00	GBP	0.01
Zurich Financial Services (UKISA) Limited	Swindon, England	Corporate Functions	100.00	100.00	GBP	1,492.1
Zurich Holdings (UK) Limited	Fareham, England	Corporate Functions	100.00	100.00	GBP	87.1
Zurich International (UK) Limited	Portsmouth, England	General Insurance	100.00	100.00	GBP	40.0
Zurich International Life Limited	Douglas, Isle of Man	Life Insurance	100.00	100.00	GBP	55.6
Zurich Invest (Jersey) Ltd.	Jersey, Channel Islands	General Insurance	100.00	100.00	GBP	0.1
Zurich Specialties London Limited	London, England	General Insurance	100.00	100.00	GBP	150.0
Zurich Whiteley Investment Trust Limited	Fareham, England	General Insurance	100.00	100.00	GBP	10.2
United States of America						
Centre Reinsurance Holdings (Delaware) Limited	Wilmington, DE	Other Businesses	100.00	100.00	USD	0.0196
Crown Management Services Limited	Wilmington, DE	Other Businesses	100.00	100.00	USD	0.00003
Farmers Group, Inc.	Reno, NV	Farmers Management Services	96.63	100.00	USD	0.001
Farmers New World Life Insurance Company	Mercer Island, WA	Life Insurance	100.00	100.00	USD	6.6
Farmers Reinsurance Company	Los Angeles, CA	Other Businesses	100.00	100.00	USD	5.0
Kemper Corporation	Schaumburg, IL	Corporate Functions	100.00	100.00	USD	220.0
Kemper Investors Life Insurance Company	Mercer Island, WA	Other Businesses	100.00	100.00	USD	2.5
Universal Underwriters Insurance Company	Overland Park, KA	General Insurance	100.00	100.00	USD	15.0
Universal Underwriters Life Insurance Company	Overland Park, KA	General Insurance	100.00	100.00	USD	2.5
Zurich American Insurance Company (and subsidiaries)	New York, NY	General Insurance	100.00	100.00	USD	5.0
Zurich Finance (USA), Inc.	Wilmington, DE	Corporate Functions	100.00	100.00	USD	0.000001
Zurich Holding Company of America, Inc.	Dover, DE	Corporate Functions	100.00	100.00	USD	0.6

Report of the Group Auditors

Report of the Group auditors

To the General Meeting of Zurich Financial Services, Zurich

As auditors of the Group, we have audited the consolidated financial statements (operating statement, balance sheet, statement of cash flows, statement of changes in equity and notes on pages _ to _) of Zurich Financial Services for the year ended December 31, 2005.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

R Marshall M Humphreys

Zurich, February 15, 2006

Embedded Value Results – Life Insurance (unaudited)

in USD millions, for the years ended December 31	USA	
	2005	2004
Gross new business premiums including deposits, of which:	**192**	252
Annual premiums	**102**	106
Single premiums	**90**	146
Gross new business annual premiums equivalent (APE)	**111**	**120**
Embedded value information:		
Opening embedded value	**2,402**	2,555
Operating profit expected from in-force business and net assets, after tax	**151**	176
New business profit, after tax	**47**	**74**
Operating variance, after tax	**58**	(1)
Operating assumptions changes	**11**	81
Total operating profit, after tax	**267**	**330**
Economic variance:		
Investment variance	**5**	4
Change in economic assumptions	**(32)**	(15)
Embedded value profit, after tax	**240**	319
Dividends and capital movements	**(622)**	(472)
Closing embedded value before currency translation effects	**2,020**	2,402
Currency translation effects	**–**	–
Closing embedded value after currency translation effects, of which:	**2,020**	2,402
Shareholders' net assets	**612**	1,012
Value of business in-force	**1,408**	1,390
Operating return, after tax and before currency translation effects	**14.1%**	15.0%
Return, after tax, on opening embedded value before currency translation effects	**12.7%**	14.5%
New business profit margin (as % of APE)	**42.0%**	**61.0%**
Embedded value economic assumptions:		
Discount rate	**8.0%**	8.0%
Investment returns before tax:		
Fixed interest	**5.1%**	5.4%
Equities	**8.0%**	8.0%
Property	**–**	–
Expense inflation	**2.3%**	2.3%
Attributed tax rate	**35.0%**	35.0%

The above information should be read in conjunction with the notes on the following pages.

	Europe											
	United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	5,773	5,322	**815**	1,116	**395**	478	**2,558**	1,578	**337**	1,189	**10,070**	9,935
	489	399	**493**	757	**73**	74	**168**	132	**115**	98	**1,440**	1,566
	5,284	4,923	**322**	359	**322**	404	**2,390**	1,446	**222**	1,091	**8,630**	8,369
	1,017	**891**	**525**	**794**	**105**	**114**	**407**	**277**	**138**	**207**	**2,303**	**2,403**
	6,146	4,270	**1,214**	814	**1,026**	433	**1,107**	1,601	**862**	739	**12,757**	10,412
	459	426	**93**	65	**77**	33	**78**	67	**84**	75	**942**	842
	90	**49**	**87**	**95**	**16**	**11**	**70**	**38**	**23**	**6**	**333**	**273**
	(162)	(130)	**(29)**	(99)	**64**	(23)	**43**	22	**24**	(1)	**(2)**	(232)
	(12)	(113)	**(3)**	211	**67**	19	**(2)**	12	**10**	24	**71**	234
	375	**232**	**148**	**272**	**224**	**40**	**189**	**139**	**141**	**104**	**1,344**	**1,117**
	171	29	**18**	(3)	**391**	96	**125**	49	**(3)**	30	**707**	205
	(106)	16	**(131)**	7	**(164)**	152	**(21)**	1	**10**	(35)	**(444)**	126
	440	277	**35**	276	**451**	288	**293**	189	**148**	99	**1,607**	1,448
	(1,067)	1,175	**25**	38	**12**	223	**349**	(762)	**(26)**	–	**(1,329)**	202
	5,519	5,722	**1,274**	1,128	**1,489**	944	**1,749**	1,028	**984**	838	**13,035**	12,062
	(562)	424	**(160)**	86	**(196)**	82	**(220)**	79	**(15)**	24	**(1,153)**	695
	4,957	6,146	**1,114**	1,214	**1,293**	1,026	**1,529**	1,107	**969**	862	**11,882**	12,757
	2,349	3,823	**742**	672	**845**	390	**836**	380	**626**	596	**6,010**	6,873
	2,608	2,323	**372**	542	**448**	636	**693**	727	**343**	266	**5,872**	5,884
	6.2%	4.4%	**10.9%**	33.8%	**21.9%**	9.2%	**17.1%**	16.2%	**15.8%**	13.7%	**10.9%**	10.8%
	7.3%	5.2%	**2.6%**	34.3%	**43.9%**	66.4%	**26.4%**	22.1%	**16.7%**	13.1%	**13.0%**	14.0%
	8.9%	**5.4%**	**16.6%**	**12.0%**	**15.7%**	**10.0%**	**17.1%**	**13.9%**	**17.0%**	**3.1%**	**14.5%**	**11.4%**
	7.4%	7.6%	**7.0%**	7.3%	**7.5%**	7.5%	**6.6%**	7.1%	**9.2%**	9.4%	**7.5%**	7.7%
	4.6%	4.9%	**3.3%**	3.9%	**2.9%**	3.5%	**3.3%**	3.8%	**5.9%**	5.7%	**3.8%**	4.3%
	6.8%	7.0%	**6.8%**	7.3%	**7.0%**	7.0%	**6.4%**	6.7%	**8.5%**	8.9%	**6.8%**	7.1%
	6.5%	6.8%	**4.3%**	4.8%	**4.5%**	4.8%	**5.1%**	5.5%	**8.5%**	8.5%	**4.7%**	5.0%
	3.0%	3.0%	**1.6%**	1.6%	**1.0%**	1.0%	**2.8%**	2.8%	**3.3%**	3.1%	**2.6%**	2.4%
	26.7%	30.0%	**39.9%**	39.9%	**22.0%**	25.0%	**22.3%**	25.2%	**28.9%**	29.2%	**28.5%**	30.9%

Embedded Value Results – Rest of Europe by country (unaudited)

in USD millions, for the years ended December 31	Italy		
	2005	2004	
Gross new business premiums including deposits, of which:	**906**	706	
Annual premiums	**14**	12	
Single premiums	**892**	694	
Gross new business annual premiums equivalent (APE)	**103**	81	
New business profit, after tax	**18**	15	
Total operating profit, after tax	**44**	37	
After-tax operating return before currency translation effects	**12.5%**	12.9%	
New business profit margin (as % of APE)	**17.2%**	18.5%	

The above information should be read in conjunction with the notes below and on the following pages.

Consulting actuaries review

Deloitte & Touche LLP ("Deloitte"), our consulting actuaries, have reviewed the choice of methodology together with the assumptions and calculations made by Zurich Financial Services Group ("the Group") in the calculation of the embedded value results of its Life Insurance business as of December 31, 2005. Deloitte have reported to the Group that they consider that the methodology is appropriate, the Group's assumptions are together reasonable and that the embedded value results as published above have been properly compiled on the basis of the methodology and assumptions chosen. For the purpose of this report, Deloitte have performed certain checks on data provided by the Group, but have not verified and have relied on financial information underlying the Group's financial statements.

Embedded value methodology

The embedded value represents the shareholders' interest, excluding any value from future new business, in the entities included in the Life Insurance segment as set out in the Group financial statements. It is the total of the shareholders' interests in the net assets of these life insurance entities and the present value of the projected future releases to shareholders arising from the business in-force, less a charge for the cost of capital supporting the solvency requirements of the business. The discount rate used to value the in-force business in each country reflects long term government bond rates at the valuation date plus a risk margin. The assumptions for mortality, persistency and expenses reflect recent and expected experience. All changes in assumptions not classified as "economic" are included in the "Operating assumption changes" line item. Gross new business annual premium equivalent (APE) is calculated as new annual premiums plus 10% of single premiums.

Embedded value profit is the change in the embedded value over the year, after adjustment for any dividends and capital movements. The profit is calculated on an after-tax basis.

	Spain		Ireland		Other European Countries		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	862	342	**668**	448	**122**	82	**2,558**	1,578
	20	14	**111**	90	**23**	16	**168**	132
	842	328	**557**	358	**99**	66	**2,390**	1,446
	104	47	**167**	126	**33**	23	**407**	277
	15	10	**34**	11	**3**	2	**70**	38
	55	41	**80**	32	**10**	29	**189**	139
	29.1%	31.2%	**19.2%**	9.6%	**6.7%**	27.8%	**17.1%**	16.2%
	14.5%	22.1%	**20.2%**	8.5%	**9.4%**	10.2%	**17.1%**	13.9%

Consulting actuaries review (continued)

Embedded value profit consists of the following components, the first two of which in aggregate are referred to as operating profit:

- new business profit, after tax, which represents the value added by new business written during the period, including allowance for the cost of holding solvency capital, and is valued at point of sale using the applicable discount rate;
- the operating profit from existing business, which is equal to:
  - the profit expected from in-force business and net assets, after tax, including allowance for the cost of holding solvency capital,
  - the experience variances caused by the differences between the actual experience during the period and the expected experience assumed in the prior year embedded value, and
  - the impact of changes in assumptions of future operating experience;
- the economic variance, which is equal to:
  - the investment variance caused by differences between the actual and the expected experience over the reporting period, and
  - the change in future economic assumptions, such as changes in discount rates and future investment rates including, where appropriate, the effect of changes in legislation.

The calculation of embedded values necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes, and other matters, many of which are beyond the Group's control. Although the assumptions used represent estimates which the Group and Deloitte believe are together reasonable, actual future experience may vary from that assumed in the calculation of the embedded value results, and such variation may be material. Deviations from assumed experience are normal and are to be expected. The embedded value results have been prepared using generally accepted actuarial methods that use deterministic projections which do not allow for all of the cost of options and guarantees on a market consistent basis.

Notes to the embedded value results

1. To improve transparency and to reflect management responsibilities, the presentation of the embedded value results has been enhanced. In particular, additional information on the countries within Europe has been disclosed. The information for the United Kingdom includes the Isle of Man.

2. The after-tax operating return and after-tax return on opening embedded value have been calculated reflecting the incidence of capital movements in and out of the embedded value.

3. Life Insurance includes some non-insurance service companies and our distribution units in the United Kingdom and Germany. In line with our embedded value methodology, we have included the present value of future profits of these companies in both the Group's embedded value and new business profit. New business profit arises in these companies through servicing of the Group's life insurance business as well as that of general insurance Group companies and third parties. The contribution to new business profit from servicing of general and third party business is USD 15 million in Germany, and a loss of USD 2 million in the United Kingdom. There is however no contribution to the annual premium equivalent in respect of general and third party new business. Removing the value of this new business from the new business profit would reduce the new business margin in Germany to 13.8%, increase the new business margin in the United Kingdom to 9.0% and reduce the new business margin of the Group to 13.9%.

4. For several companies in Life Insurance, no embedded value has been calculated but these companies have been included in the embedded value results at their shareholders' equity value, as calculated in accordance with IFRS. The contribution from these companies to the Group's total published embedded value is approximately 2%.

5. Following the launch during 2005 of our United Kingdom distribution unit, Openwork, the results of this entity have been fully consolidated within our UK embedded value results. 25% of the operating loss, after excluding one-off costs, is attributable to new business, in line with the Group's long term financial interest in this entity. The remainder of the operating loss has been allowed for in the operating result for the United Kingdom.

6. Where the Group has a majority interest in a subsidiary company, the new business profit and new business premium information are shown gross of minority holdings although the embedded value is shown net of minority holdings. The minorities' share of new business profit is eliminated through "Operating variance, after tax". The minorities' share of new business profit mostly relates to our subsidiaries in Germany. For Life Insurance in total, the new business profit and gross new business annual premium equivalent (APE) net of minority holdings for 2005 are USD 315 million and USD 2'198 million, respectively.

7. Effective January 1, 2005, in the USA there was a transfer of capital of USD 512 million from Life Insurance to Farmers Management Services, including USD 490 million of surplus notes. The embedded value operating profit includes a net benefit of USD 60 million due to the reduction in cost of capital associated with the transfer of these surplus notes.

8. In April 2004, the Group changed the organizational structure of its business units in line with its strategy. As a result, certain life insurance operations have been reclassified as Other Businesses. One of these, Kemper Investors Life Insurance Company (KILICO), has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The Group has recorded provisions for these embedded guarantee features in accordance with its accounting policy. The embedded value related to KILICO as of January 1, 2004 was USD 357 million. The Group has not determined embedded value results for this company since its reclassification into Other Businesses.

9. In 2005, wholesale investment products, for which only administration services are provided, have not been classified as new business and hence have been excluded from both the new business profit and the annual premium equivalent. This has impacted the results in our International Businesses.

10. The published embedded value assumes that at least the locally required minimum statutory capital is held to support the business. In some countries, a higher amount has been locked-in where this is in line with management strategy or market practice. In 2005, the amount of shareholder capital used to meet these requirements was USD 4.2 billion, which produced an associated shareholder economic cost of USD 1.2 billion.

11. In 2005, the capital strain on writing new business was approximately USD 0.9 billion. The after-tax internal rate of return on new business was approximately 11% and the new business profit before cost of solvency was USD 396 million.

Embedded value sensitivities

The following tables show the sensitivity of our 2005 embedded value and value of new business to changes in several key assumptions:

in USD millions	Discount rate 1% increase	Discount rate 1% decrease	Invest ment return 1% increase	Invest ment return 1% decrease	Market value of equities 10% decrease	Renewal expenses 10% decrease	Demo-graphy 10% worsening	Lapses 10% worsening
Change in embedded value	**(581)**	**674**	**544**	**(679)**	**(282)**	**183**	**(565)**	**(206)**

	Discount rate 1% increase	Discount rate 1% decrease	Invest ment return 1% increase	Invest ment return 1% decrease	Initial expenses 10% decrease	Renewal expenses 10% decrease	Demo-graphy 10% worsening	Lapses 10% worsening
Change in new business value	**(68)**	**81**	**53**	**(69)**	**101**	**25**	**(37)**	**(39)**

The figures shown above are "sensitivities" - for each assumption change, all other assumptions have remained unchanged.

The exceptions to this are the investment return sensitivities which assume a change to future new money rates for fixed interest securities and a change to returns on both existing assets and future new money rates for equities and properties. These sensitivities reflect the change to embedded value in such a changed investment environment. For example, where appropriate, changes to statutory valuation bases or policyholder bonuses have been reflected accordingly. In addition, changes to the market values of fixed interest assets have been reflected where appropriate. However, these investment return sensitivities assume that the risk discount rates remain unaffected.

Zurich Financial Services Group

ZURICH

Financial Supplement 2005

RECEIVED
2006 FEB 22 P 2:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annual Results Reporting 2005 Financial Supplement (unaudited)[1]

Table of Contents

[1] Certain 2004 amounts have been restated for new and revised accounting standards as discussed in this Financial Supplement. Certain reclassifications have also been made to 2004 amounts to conform to the current presentation.

Financial highlights (unaudited)

erating
ements
business
ment

in USD millions, for the years ended December 31

	General Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenues														
Direct written premiums and policy fees	**32,194**	32,796	**10,447**	10,845	**–**	–	**357**	474	**8**	11	**10**	28	**43,016**	44,154
Assumed written premiums	**1,207**	1,059	**88**	103	**–**	–	**2,647**	4,230	**174**	128	**(335)**	(438)	**3,781**	5,082
Gross written premiums and policy fees	**33,401**	33,855	**10,535**	10,948	**–**	–	**3,004**	4,704	**182**	139	**(325)**	(410)	**46,797**	49,236
Less premiums ceded to reinsurers	**(5,456)**	(6,677)	**(721)**	(690)	**–**	–	**(358)**	(486)	**(167)**	(127)	**325**	410	**(6,377)**	(7,570)
Net written premiums and policy fees	**27,945**	27,178	**9,814**	10,258	**–**	–	**2,646**	4,218	**15**	12	**–**	–	**40,420**	41,666
Net change in reserves for unearned premiums	**(376)**	(241)	**1**	(1)	**–**	–	**411**	366	**1**	–	**–**	–	**37**	124
Net earned premiums and policy fees	**27,569**	26,937	**9,815**	10,257	**–**	–	**3,057**	4,584	**16**	12	**–**	–	**40,457**	41,790
Farmers management fees	**–**	–	**–**	–	**2,058**	1,985	**–**	–	**–**	–	**–**	–	**2,058**	1,985
Net investment income	**2,738**	2,320	**6,481**	6,343	**152**	119	**757**	713	**614**	498	**(977)**	(940)	**9,765**	9,053
Net capital gains/(losses) on investments and impairments	**327**	86	**11,518**	5,070	**(1)**	1	**1,280**	1,271	**258**	114	**–**	–	**13,382**	6,542
Net gain/(loss) on divestments of businesses	**(17)**	(16)	**(7)**	37	**–**	–	**9**	14	**13**	53	**–**	–	**(2)**	88
Other income	**439**	516	**922**	870	**1**	12	**242**	269	**785**	681	**(863)**	(592)	**1,526**	1,756
Total revenues	**31,056**	29,843	**28,729**	22,577	**2,210**	2,117	**5,345**	6,851	**1,686**	1,358	**(1,840)**	(1,532)	**67,186**	61,214
Intersegment transactions	**(1,006)**	(576)	**(160)**	(95)	**(23)**	(32)	**149**	(493)	**(800)**	(336)	**1,840**	1,532	**–**	–
Benefits, losses and expenses														
Losses and loss adjustment expenses, net of reinsurance	**20,961**	21,323	**109**	89	**–**	–	**1,544**	2,093	**9**	19	**(17)**	(31)	**22,606**	23,493
Life insurance death and other benefits, net of reinsurance	**100**	123	**9,781**	11,995	**–**	–	**631**	736	**17**	10	**7**	7	**10,536**	12,871
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	**7**	9	**(790)**	(2,327)	**–**	–	**(10)**	86	**68**	(23)	**2**	3	**(723)**	(2,252)
Insurance benefits and losses, net of reinsurance	**21,068**	21,455	**9,100**	9,757	**–**	–	**2,165**	2,915	**94**	6	**(8)**	(21)	**32,419**	34,112
Policyholder dividends and participation in profits, net of reinsurance	**4**	9	**13,655**	7,643	**–**	–	**773**	1,100	**–**	–	**–**	–	**14,432**	8,752
Underwriting and policy acquisition costs, net of reinsurance	**4,506**	4,100	**1,561**	1,508	**–**	–	**1,192**	1,777	**(6)**	5	**–**	–	**7,253**	7,390
Administrative and other operating expenses	**2,884**	2,583	**1,538**	1,376	**944**	915	**319**	414	**997**	757	**(822)**	(551)	**5,860**	5,494
Amortization and impairments of intangible assets	**93**	106	**105**	212	**46**	92	**2**	12	**8**	8	**–**	–	**254**	430
Interest expense on debt	**205**	140	**20**	33	**–**	–	**169**	161	**872**	812	**(820)**	(784)	**446**	362
Interest credited to policyholders and other interest	**204**	154	**716**	755	**–**	–	**212**	248	**114**	25	**(190)**	(176)	**1,056**	1,006
Total benefits, losses and expenses	**28,964**	28,547	**26,695**	21,284	**990**	1,007	**4,832**	6,627	**2,079**	1,613	**(1,840)**	(1,532)	**61,720**	57,546
Net income/(loss) before income taxes	**2,092**	**1,296**	**2,034**	**1,293**	**1,220**	**1,110**	**513**	**224**	**(393)**	**(255)**	**–**	**–**	**5,466**	**3,668**
Income tax expense attributable to policyholders													**(772)**	(318)
Income tax expense attributable to shareholders													**(1,364)**	(778)
Net income attributable to minority interests													**(116)**	(106)
Net income attributable to shareholders													**3,214**	**2,466**
Business operating profit	**1,914**	**1,241**	**1,079**	**934**	**1,221**	**1,109**	**441**	**229**	**(708)**	**(525)**	**–**	**–**	**3,947**	**2,988**

Financial highlights (unaudited)

ets and liabilities
usiness segment

in USD millions, as of December 31

	General Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Total investments	**74,401**	71,623	**174,428**	179,957	**3,588**	3,037	**32,523**	36,711	**19,225**	17,095	**(26,872)**	(26,268)	**277,293**	282,155
Reinsurers' share of reserves for insurance contracts	**13,974**	14,753	**1,561**	1,609	**202**	199	**6,291**	6,368	**73**	84	**(1,607)**	(1,845)	**20,494**	21,168
Deposits made under assumed reinsurance contracts	**45**	190	**9**	24	**–**	–	**2,488**	3,122	**6**	7	**(98)**	(61)	**2,450**	3,282
Deferred policy acquisition costs	**2,641**	2,143	**8,441**	8,932	**–**	–	**97**	206	**–**	–	**–**	–	**11,179**	11,281
Deferred origination costs	**–**	–	**690**	736	**–**	–	**–**	–	**–**	–	**–**	–	**690**	736
Goodwill	**152**	164	**448**	514	**–**	–	**–**	60	**5**	6	**–**	–	**605**	744
Other related Intangible assets [1]	**–**	–	**740**	860	**1,024**	1,024	**–**	–	**–**	–	**–**	–	**1,764**	1,884
Other assets	**12,673**	14,286	**9,008**	11,097	**1,070**	950	**2,797**	3,933	**2,113**	1,566	**(2,524)**	(2,195)	**25,137**	29,637
Total assets after consolidation of investments in subsidiaries	**103,886**	103,159	**195,325**	203,729	**5,884**	5,210	**44,196**	50,400	**21,422**	18,758	**(31,101)**	(30,369)	**339,612**	350,887
Liabilities for investment contracts	**–**	–	**41,244**	39,502	**–**	–	**–**	–	**–**	–	**(245)**	(242)	**40,999**	39,260
Reserves for losses and loss adjustment expenses, gross	**54,716**	52,162	**130**	116	**–**	–	**6,278**	6,350	**165**	158	**(864)**	(1,021)	**60,425**	57,765
Reserves for unearned premiums, gross	**12,973**	13,293	**125**	146	**–**	–	**448**	880	**33**	48	**(48)**	(136)	**13,531**	14,231
Future life policyholders' benefits, gross	**149**	174	**68,624**	78,733	**–**	–	**2,757**	2,642	**439**	470	**(677)**	(669)	**71,292**	81,350
Policyholders' contract deposits and other funds, gross	**862**	1,038	**13,854**	14,603	**–**	–	**4,288**	7,197	**–**	–	**(19)**	(75)	**18,985**	22,763
Reserves for unit-linked contracts, gross	**–**	–	**39,283**	35,947	**–**	–	**16,408**	15,973	**–**	–	**–**	–	**55,691**	51,920
Reserves for insurance contracts, gross	**68,700**	66,667	**122,016**	129,545	**–**	–	**30,179**	33,042	**637**	676	**(1,608)**	(1,901)	**219,924**	228,029
Debt related to capital markets and banking activities	**–**	–	**–**	–	**–**	–	**3,833**	5,009	**–**	–	**(1,694)**	(1,129)	**2,139**	3,880
Senior debt	**6,176**	8,680	**637**	679	**–**	–	**408**	1,247	**17,823**	16,655	**(22,111)**	(23,906)	**2,933**	3,355
Subordinated debt	**2,315**	–	**–**	–	**–**	–	**–**	–	**5,360**	3,749	**(3,068)**	(1,233)	**4,607**	2,516
Other liabilities	**16,329**	18,521	**21,453**	23,459	**1,778**	1,367	**6,780**	9,058	**1,805**	2,045	**(2,375)**	(1,958)	**45,770**	52,492
Total liabilities	**93,520**	93,868	**185,350**	193,185	**1,778**	1,367	**41,200**	48,356	**25,625**	23,125	**(31,101)**	(30,369)	**316,372**	329,532
Equity														
Common shareholders' equity													**21,330**	19,419
Preferred securities													**1,096**	1,096
Shareholders' equity													**22,426**	20,515
Minority interests													**814**	840
Total equity													**23,240**	21,355
Total liabilities and equity													**339,612**	**350,887**

[1] Other related intangible assets consists of present value of profits of acquired insurance contracts and attorney-in-fact relationships.

Financial highlights (unaudited)

nciliation of net me before share- ers' taxes and ness operating it by business nent

in USD millions, for the years ended December 31	General Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Functions		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net income/(loss) before shareholders' taxes	**2,092**	1,296	**1,262**	975	**1,220**	1,110	**513**	224	**(393)**	(255)	**4,694**	3,350
Adjusted for:												
Net capital (gains)/losses on investments and impairments, excluding capital markets and banking activities and certain securities held for specific economic hedging purposes	**(327)**	(86)	**(11,518)**	(5,070)	**1**	(1)	**(1,168)**	(1,107)	**(193)**	(114)	**(13,205)**	(6,378)
Policyholder allocation of net capital gains on investments and impairments	**–**	–	**11,311**	5,028	**–**	–	**1,105**	1,127	**–**	–	**12,416**	6,155
Net income attributable to minority interests	**(37)**	(30)	**(21)**	(12)	**–**	–	**–**	(1)	**(58)**	(63)	**(116)**	(106)
Net loss/(gain) on divestments of businesses	**17**	16	**7**	(37)	**–**	–	**(9)**	(14)	**(13)**	(53)	**2**	(88)
Foreign currency differences on intercompany investments	**51**	40	**–**	–	**–**	–	**–**	–	**(51)**	(40)	**–**	–
Restructuring provisions and other	**118**	5	**38**	50	**–**	–	**–**	–	**–**	–	**156**	55
Business operating profit	**1,914**	**1,241**	**1,079**	**934**	**1,221**	**1,109**	**441**	**229**	**(708)**	**(525)**	**3,947**	**2,988**

omer
nent
rting -
view

General Insurance (unaudited)

in USD millions, for the years ended December 31	Global Corporate		North America Commercial		Europe General Insurance		International Businesses		Centrally Managed Businesses		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**6,526**	6,818	**12,511**	12,772	**12,184**	12,258	**2,871**	2,765	**275**	297	**(966)**	(1,055)	**33,401**	33,855
Net earned premiums and policy fees	**4,567**	4,794	**9,152**	8,415	**11,727**	11,726	**2,081**	1,915	**42**	87	**–**	–	**27,569**	26,937
Insurance benefits and losses	**4,110**	3,700	**7,270**	8,456	**8,285**	8,089	**1,247**	1,131	**156**	79	**–**	–	**21,068**	21,455
Policyholder dividends and participation in profits	**1**	(1)	**5**	7	**(2)**	2	**–**	1	**–**	–	**–**	–	**4**	9
Total net technical expenses	**794**	804	**2,451**	1,794	**2,715**	2,749	**711**	648	**45**	57	**4**	(42)	**6,720**	6,010
Net underwriting result	**(338)**	291	**(574)**	(1,842)	**729**	886	**123**	135	**(159)**	(49)	**(4)**	42	**(223)**	(537)
Net investment income	**410**	392	**901**	607	**1,105**	954	**156**	124	**232**	281	**(66)**	(38)	**2,738**	2,320
Net capital gains/(losses) on investments and impairments	**38**	7	**3**	70	**226**	(22)	**59**	31	**1**	–	**–**	–	**327**	86
Net non-technical result	**(52)**	(117)	**(198)**	(62)	**(386)**	(304)	**(12)**	–	**(172)**	(86)	**70**	(4)	**(750)**	(573)
Net income/(loss) before income taxes	**58**	**573**	**132**	**(1,227)**	**1,674**	**1,514**	**326**	**290**	**(98)**	**146**	**–**	**–**	**2,092**	**1,296**
Business operating profit	**25**	**585**	**223**	**(1,298)**	**1,509**	**1,564**	**256**	**244**	**(99)**	**146**	**–**	**–**	**1,914**	**1,241**

Ratios, as % of net earned premiums and policy fees

	Global Corporate 2005	2004	North America Commercial 2005	2004	Europe General Insurance 2005	2004	International Businesses 2005	2004	Centrally Managed Businesses 2005	2004	Eliminations 2005	2004	Total 2005	2004
Loss ratio	**90.0%**	77.2%	**79.4%**	100.5%	**70.7%**	69.0%	**59.9%**	59.1%	**372.6%**	91.4%	**n/a**	n/a	**76.4%**	79.7%
Expense ratio [1]	**17.4%**	16.7%	**26.9%**	21.4%	**23.1%**	23.5%	**34.1%**	33.9%	**109.6%**	65.4%	**n/a**	**n/a**	**24.4%**	22.3%
Combined ratio	**107.4%**	**93.9%**	**106.3%**	**121.9%**	**93.8%**	**92.5%**	**94.0%**	**93.0%**	**482.2%**	**156.8%**	**n/a**	**n/a**	**100.8%**	**102.0%**

[1] Including policyholder dividends and participation in profits.

Total investments, as of December 31

	Global Corporate 2005	2004	North America Commercial 2005	2004	Europe General Insurance 2005	2004	International Businesses 2005	2004	Centrally Managed Businesses 2005	2004	Eliminations 2005	2004	Total 2005	2004
Cash and cash equivalents	**20.2%**	20.6%	**17.9%**	21.5%	**8.7%**	13.3%	**16.4%**	17.2%	**95.8%**	91.5%	**n/a**	n/a	**22.1%**	25.0%
Equity securities	**4.3%**	5.8%	**4.1%**	3.1%	**8.8%**	8.2%	**45.9%**	43.5%	**–**	–	**n/a**	n/a	**7.0%**	6.8%
Debt securities	**68.3%**	67.9%	**76.7%**	73.8%	**63.9%**	62.0%	**33.0%**	31.3%	**1.5%**	1.3%	**n/a**	n/a	**62.6%**	59.8%
Investment in associates	**0.1%**	0.1%	**0.1%**	0.5%	**–**	–	**–**	–	**–**	–	**n/a**	n/a	**0.1%**	0.2%
Other investments	**7.1%**	5.6%	**1.2%**	1.1%	**18.6%**	16.5%	**4.7%**	8.0%	**2.7%**	7.2%	**n/a**	n/a	**8.2%**	8.2%
Total investments	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**n/a**	**n/a**	**100.0%**	**100.0%**

General Insurance (unaudited)

tomer
ment
orting -
ope General
ırance
egion

in USD millions, for the years ended December 31	United Kingdom		Germany		Switzerland		Italy		Spain		Rest of Europe		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**3,967**	4,219	**2,413**	2,393	**1,722**	1,750	**1,627**	1,487	**1,181**	1,102	**1,959**	1,968	**(685)**	(661)	**12,184**	12,258
Net earned premiums and policy fees	**3,777**	4,052	**2,090**	2,077	**1,635**	1,655	**1,475**	1,308	**958**	881	**1,795**	1,753	**(3)**	–	**11,727**	11,726
Net underwriting result	**148**	373	**158**	114	**97**	16	**92**	88	**71**	66	**177**	233	**(14)**	(4)	**729**	886
Business operating profit	**495**	**650**	**253**	**245**	**178**	**114**	**164**	**149**	**118**	**94**	**301**	**312**	**-**	**–**	**1,509**	**1,564**

Ratios, as % of net earned premiums and policy fees

Loss ratio	**71.2%**	67.1%	**69.1%**	71.1%	**73.6%**	72.4%	**70.8%**	71.9%	**70.5%**	69.1%	**68.5%**	65.4%	**n/a**	n/a	**70.7%**	69.0%
Expense ratio [1]	**24.9%**	23.7%	**23.4%**	23.4%	**20.4%**	26.6%	**23.0%**	21.4%	**22.1%**	23.4%	**21.6%**	21.3%	**n/a**	**n/a**	**23.1%**	23.5%
Combined ratio	**96.1%**	**90.8%**	**92.5%**	**94.5%**	**94.0%**	**99.0%**	**93.8%**	**93.3%**	**92.6%**	**92.5%**	**90.1%**	**86.7%**	**n/a**	**n/a**	**93.8%**	**92.5%**

[1] Including policyholder dividends and participation in profits.

tomer
ment
orting -
ope General
ırance split
Commercial
Personal

in USD millions, for the years ended December 31	Commercial		Personal		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**4,907**	5,203	**7,277**	7,059	**-**	(4)	**12,184**	12,258
Net earned premiums and policy fees	**4,652**	4,876	**7,075**	6,850	**–**	–	**11,727**	11,726
Net underwriting result	**198**	346	**531**	540	**–**	–	**729**	886
Business operating profit	**625**	**678**	**884**	**886**	**–**	**–**	**1,509**	**1,564**

Ratios, as % of net earned premiums and policy fees

Loss ratio	**73.8%**	71.2%	**68.6%**	67.4%	**n/a**	n/a	**70.7%**	69.0%
Expense ratio [1]	**22.0%**	21.7%	**23.9%**	24.7%	**n/a**	**n/a**	**23.1%**	23.5%
Combined ratio	**95.8%**	**92.9%**	**92.5%**	**92.1%**	**n/a**	**n/a**	**93.8%**	**92.5%**

[1] Including policyholder dividends and participation in profits.

General Insurance (unaudited)

tomer
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orting -
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inesses
egion

in USD millions, for the years ended December 31	Asia/Pacific		Latin America		Rest of International Businesses		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**1,383**	1,374	**841**	787	**678**	678	**(31)**	(74)	**2,871**	2,765
Net earned premiums and policy fees	**1,035**	997	**505**	395	**541**	523	**–**	–	**2,081**	1,915
Net underwriting result	**73**	83	**(8)**	17	**58**	35	**–**	–	**123**	135
Business operating profit	**144**	**144**	**32**	**36**	**80**	**64**	**-**	**-**	**256**	**244**
Ratios, as % of net earned premiums and policy fees										
Loss ratio	**58.7%**	56.1%	**59.4%**	57.1%	**62.5%**	66.3%	**n/a**	n/a	**59.9%**	59.1%
Expense ratio [1]	**34.3%**	35.5%	**42.0%**	38.9%	**26.7%**	27.3%	**n/a**	**n/a**	**34.1%**	33.9%
Combined ratio	**93.0%**	**91.6%**	**101.4%**	**96.0%**	**89.2%**	**93.6%**	**n/a**	**n/a**	**94.0%**	**93.0%**

[1] Including policyholder dividends and participation in profits.

tomer
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inesses
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in USD millions, for the years ended December 31	Commercial		Personal		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**1,881**	1,711	**990**	1,054	**–**	–	**2,871**	2,765
Net earned premiums and policy fees	**1,310**	1,188	**771**	727	**–**	–	**2,081**	1,915
Net underwriting result	**52**	101	**71**	34	**–**	–	**123**	135
Business operating profit	**154**	**185**	**102**	**59**	**–**	**–**	**256**	**244**
Ratios, as % of net earned premiums and policy fees								
Loss ratio	**62.4%**	59.2%	**55.6%**	59.0%	**n/a**	n/a	**59.9%**	59.1%
Expense ratio [1]	**33.6%**	32.4%	**35.2%**	36.4%	**n/a**	**n/a**	**34.1%**	33.9%
Combined ratio	**96.0%**	**91.6%**	**90.8%**	**95.4%**	**n/a**	**n/a**	**94.0%**	**93.0%**

[1] Including policyholder dividends and participation in profits.

Life Insurance (unaudited)

erview

in USD millions, for the years ended December 31	USA		Europe: United Kingdom		Europe: Germany		Europe: Switzerland		Europe: Rest of Europe [1]		International Businesses		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Insurance deposits	**500**	547	**5,117**	4,965	**800**	703	**25**	19	**2,090**	1,349	**1,275**	1,208	**–**	–	**9,807**	8,791
Gross written premiums and policy fees	**617**	568	**2,264**	2,104	**3,764**	3,819	**2,249**	2,657	**1,125**	1,121	**519**	679	**(3)**	–	**10,535**	10,948
Net earned premiums and policy fees	**455**	434	**2,009**	1,846	**3,672**	3,648	**2,233**	2,643	**984**	1,061	**462**	625	**–**	–	**9,815**	10,257
Net investment income	**313**	316	**2,953**	2,778	**1,545**	1,567	**722**	821	**616**	601	**332**	260	**–**	–	**6,481**	6,343
Net capital gains on investments and impairments	**19**	23	**8,974**	4,132	**1,027**	191	**215**	45	**951**	314	**332**	365	**–**	–	**11,518**	5,070
Other income (incl. net gain on divestments of businesses)	**27**	1	**334**	358	**364**	386	**42**	30	**25**	41	**123**	91	**–**	–	**915**	907
Total revenues	**814**	774	**14,270**	9,114	**6,608**	5,792	**3,212**	3,539	**2,576**	2,017	**1,249**	1,341	**–**	–	**28,729**	22,577
Insurance benefits and losses, net of reinsurance	**229**	221	**1,416**	1,199	**4,031**	3,930	**2,422**	2,974	**748**	1,027	**254**	406	**–**	–	**9,100**	9,757
Policyholder dividends and participation in profits, net of reinsurance	**5**	13	**10,492**	5,925	**1,403**	723	**13**	27	**1,252**	498	**490**	457	**–**	–	**13,655**	7,643
Underwriting and policy acquisition costs, net of reinsurance	**62**	71	**776**	742	**296**	299	**178**	158	**143**	111	**106**	127	**–**	–	**1,561**	1,508
Administrative and other operating expenses	**73**	69	**598**	523	**272**	229	**204**	198	**179**	130	**212**	227	**–**	–	**1,538**	1,376
Amortization and impairments of intangible assets	**22**	19	**31**	67	**45**	69	**–**	–	**3**	52	**4**	5	**–**	–	**105**	212
Interest expense on debt and other interest	**183**	177	**174**	148	**321**	379	**35**	47	**19**	33	**4**	4	**–**	–	**736**	788
Total benefits, losses and expenses	**574**	570	**13,487**	8,604	**6,368**	5,629	**2,852**	3,404	**2,344**	1,851	**1,070**	1,226	**–**	–	**26,695**	21,284
Net income before income taxes	**240**	**204**	**783**	**510**	**240**	**163**	**360**	**135**	**232**	**166**	**179**	**115**	**–**	**–**	**2,034**	**1,293**
Business operating profit	**236**	**203**	**184**	**275**	**140**	**104**	**236**	**167**	**145**	**114**	**138**	**71**	**–**	**–**	**1,079**	**934**

[1] Including inter-region eliminations.

Total investment as of December 31, of which:	USA 2005	USA 2004	United Kingdom 2005	United Kingdom 2004	Germany 2005	Germany 2004	Switzerland 2005	Switzerland 2004	Rest of Europe 2005	Rest of Europe 2004	International Businesses 2005	International Businesses 2004	Eliminations 2005	Eliminations 2004	Total 2005	Total 2004
Cash and cash equivalents	**6.3%**	0.9%	**7.8%**	6.9%	**1.0%**	1.3%	**3.0%**	3.4%	**4.2%**	3.1%	**7.2%**	1.9%	**n/a**	n/a	**5.3%**	4.3%
Equity securities	**5.4%**	5.5%	**57.5%**	54.0%	**15.5%**	13.3%	**10.4%**	9.4%	**33.6%**	30.6%	**46.8%**	61.2%	**n/a**	n/a	**37.7%**	34.3%
Debt securities	**82.3%**	88.0%	**25.9%**	29.7%	**45.2%**	44.7%	**60.2%**	60.9%	**57.2%**	61.5%	**37.3%**	32.8%	**n/a**	n/a	**40.0%**	42.8%
Investments in associates	**–**	–	**–**	–	**–**	–	**–**	–	**0.0%**	–	**0.6%**	0.7%	**n/a**	n/a	**0.0%**	–
Other investments	**6.0%**	5.6%	**8.8%**	9.4%	**38.3%**	40.7%	**26.4%**	26.3%	**5.0%**	4.8%	**8.1%**	3.4%	**n/a**	n/a	**17.0%**	18.6%
Total investments	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**n/a**	**n/a**	**100.0%**	**100.0%**

Life Insurance (unaudited)

t of Europe country

in USD millions, for the years ended December 31	Italy		Spain		Ireland		Other European Countries		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**501**	516	**208**	211	**215**	181	**207**	226	**–**	–	**1,131**	1,134
Net earned premiums and policy fees	**499**	508	**198**	197	**83**	147	**204**	209	**–**	–	**984**	1,061
Net investment income	**222**	215	**162**	149	**138**	125	**94**	112	**–**	–	**616**	601
Business operating profit	**58**	**37**	**37**	**28**	**33**	**21**	**17**	**28**	**–**	**–**	**145**	**114**

Shareholders' intangibles and recoverability

Although not a measure of current profitability, an important factor to consider when evaluating the sustainability of life insurance earnings is the recoverability of deferred policy acquisition costs (DAC) and deferred origination costs (DOC). The following table sets out the amount of shareholders' intangibles to be recovered from future earnings.

areholders' angibles and overability

in USD billions, as of December 31	**2005**	2004
DAC/DOC asset included in Life Insurance segment balance sheet	**9.1**	9.6
Present value of future profits (linked to acquisitions) and other intangible assets	**0.9**	1.0
Deferred front-end fees liability	**(4.6)**	(4.9)
Policyholders' share of DAC/DOC and other intangibles	**(2.0)**	(2.2)
Tax deductions on intangibles	**(1.1)**	(1.1)
Net shareholders' intangibles after tax to be recovered from future earnings	**2.3**	**2.4**

Deferred policy acquisition costs (DAC) consist of the costs of acquiring new business, including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business.

Deferred origination costs (DOC) consist of the costs of acquiring new investment contracts with investment management services, including commissions and other incremental expenses directly related to the issuance of each new contract, and are recognized in line with revenue generated by the investment management service.

The present value of future profits is the discounted value of the profit on acquired insurance contracts to be amortized over the expected life of these contracts. These are defined in note 2 of the Consolidated Financial Statements within the Financial Report.

Some charges assessed against policyholders' balances have been deferred as unearned revenue ("deferred front-end fees") and will be recognized in income over the period for which benefits accrue, using similar assumptions as those used to amortize DAC or DOC.

Additional information (unaudited)

urrency translation npact on key nancial figures - eneral Insurance

variance over the prior period, for the year ended December 31, 2005	in USD millions	in %	change in USD	change in local currency
Gross written premiums and policy fees	36	0%	(1%)	(1%)
Net investment income	–	–	18%	18%
Net capital gains on investments and impairments	–	–	280%	280%
Insurance benefits and losses	(10)	(0%)	2%	2%

urrency translation npact on key nancial figures - fe Insurance

variance over the prior period, for the year ended December 31, 2005	in USD millions	in %	change in USD	change in local currency
Gross written premiums, policy fees and insurance deposits	16	0%	3%	3%
Insurance deposits	21	1%	12%	11%
Gross written premiums and policy fees	(5)	(0%)	(4%)	(4%)
Net investment income	(9)	(0%)	2%	2%
Net capital gains on investments and impairments	(54)	(1%)	127%	128%
Insurance benefits and losses	2	0%	7%	7%

Additional information (unaudited)

Total investments: split 'Group investments' and 'Investments for unit-linked products'

Total investments include *Group investments* and *investments for unit-linked products*. Group investments include investments where the Group bears all or part of the investment risk. Investments for unit-linked products include investments where contract holders bear the investment risk but the respective investment result is included in the Group's operating statements. This investment result for unit-linked products is passed to the contract holders with a corresponding charge in policyholder dividends and participation in profits so that there is no effect on the Group's net income. A summary of the investment income, capital gains, losses and impairments recognized in the operating statements including the split between Group investments and investments for unit-linked products is given below.

vestment result

in USD millions, for the years ended December 31	Net investment income		Net capital gains/(losses) and impairments		Investment result	
	2005	2004	**2005**	2004	**2005**	2004
Group investments						
Cash and cash equivalents	**501**	253	**4**	8	**505**	261
Equity securities	**458**	433	**863**	(170)	**1,321**	263
Debt securities	**5,267**	5,161	**1,043**	761	**6,310**	5,922
Real estate held for investment	**435**	508	**134**	31	**569**	539
Mortgage loans	**480**	536	**23**	138	**503**	674
Policyholders' collateral and other loans	**629**	539	**82**	50	**711**	589
Investments in associates	**105**	86	**(1)**	(36)	**104**	50
Other investments:						
Short-term investments	**78**	99	**–**	–	**78**	99
Investments held by investment companies	**6**	14	**264**	140	**270**	154
Other [1]	**74**	120	**100**	34	**174**	154
Other investments	**158**	233	**364**	174	**522**	407
Investment result, gross, for Group investments	**8,033**	7,749	**2,512**	956	**10,545**	8,705
Investment expenses for Group investments [2]	**(251)**	(289)			**(251)**	(289)
Investment result, net, for Group investments	**7,782**	7,460	**2,512**	956	**10,294**	8,416
Investments for unit-linked products						
Investment result, net, for investments for unit-linked products	**1,983**	1,593	**10,870**	5,586	**12,853**	7,179
Total investments						
Investment result, net, for total investments	**9,765**	9,053	**13,382**	6,542	**23,147**	15,595

[1] Including net capital gains on derivative financial instruments of USD 111 million and USD 7 million for the years ended December 31, 2005 and 2004, respectively.

[2] Including rental operating expenses for real estate held for investment of USD 106 million and USD 148 million for the years ended December 31, 2005 and 2004, respectively.

Additional information (unaudited)

Details of investment balances as of December 31, 2005 and 2004 are given in the tables below.

...kdown ...nvestments

as of December 31	Group investments				Investments for unit-linked products		Total investments	
	2005		2004		2005	2004	2005	2004
	USD millions	**% of total**	USD millions	% of total	**USD millions**	USD millions	**USD millions**	USD millions
Cash and cash equivalents	**18,723**	**10.2%**	18,950	9.6%	**4,759**	3,507	**23,482**	22,457
Equity securities (including trading equity portfolios in capital markets and banking activities):								
Fair value through profit or loss	**3,928**	**2.2%**	4,893	2.5%	**74,764**	69,037	**78,692**	73,930
of which:								
Trading	**2,180**	**1.2%**	2,843	1.5%	**–**	–	**2,180**	2,843
of which: Trading equity portfolios in capital markets and banking activities	**2,026**	**1.1%**	2,773	1.4%	**–**	–	**2,026**	2,773
Available-for-sale	**11,622**	**6.3%**	12,158	6.2%	**–**	–	**11,622**	12,158
Total equity securities	**15,550**	**8.5%**	17,051	8.7%	**74,764**	69,037	**90,314**	86,088
Debt securities:								
Fair value through profit or loss	**8,590**	**4.7%**	10,607	5.4%	**7,286**	7,034	**15,876**	17,641
of which:								
Trading	**663**	**0.3%**	540	0.3%	**–**	–	**663**	540
Available-for-sale	**104,144**	**56.7%**	107,823	54.9%	**–**	51	**104,144**	107,874
Held-to-maturity	**5,277**	**2.9%**	5,855	3.0%	**–**	–	**5,277**	5,855
Total debt securities	**118,011**	**64.3%**	124,285	63.3%	**7,286**	7,085	**125,297**	131,370
Real estate held for investment	**6,314**	**3.4%**	7,193	3.7%	**6,388**	5,348	**12,702**	12,541
Mortgage loans	**9,307**	**5.1%**	10,251	5.2%	**–**	–	**9,307**	10,251
Policyholders' collateral and other loans	**11,984**	**6.5%**	14,901	7.6%	**3**	4	**11,987**	14,905
Investments in associates	**580**	**0.3%**	645	0.3%	**–**	–	**580**	645
Other investments:								
Short-term investments	**962**	**0.5%**	1,226	0.6%	**638**	717	**1,600**	1,943
Investments held by investment companies	**1,928**	**1.1%**	1,789	0.9%	**–**	–	**1,928**	1,789
Other	**96**	**0.1%**	166	0.1%	**–**	–	**96**	166
Total other investments	**2,986**	**1.7%**	3,181	1.6%	**638**	717	**3,624**	3,898
Total investments	**183,455**	**100.0%**	**196,457**	**100.0%**	**93,838**	**85,698**	**277,293**	**282,155**

Additional information (unaudited)

ty securities uding trading ity portfolios in tal markets and king activities)

as of December 31	Group investments				Investments for unit-linked products		*Total* investments	
	2005		2004		2005	2004	2005	2004
	USD millions	% of total	USD millions	% of total	USD millions	USD millions	USD millions	USD millions
Common stocks, including equity unit trusts	9,413	5.2%	9,522	4.9%	69,898	65,512	79,311	75,034
Unit trusts (debt securities, real estate, short-term investments)	2,420	1.3%	2,707	1.4%	4,866	3,525	7,286	6,232
Common stock portfolios backing the participating with-profit policyholder contracts	1,691	0.9%	2,049	1.0%	-	–	1,691	2,049
Trading equity portfolios in capital markets and banking activities	2,026	1.1%	2,773	1.4%	-	–	2,026	2,773
Total equity securities	15,550	8.5%	17,051	8.7%	74,764	69,037	90,314	86,088

Information for the three months ended December 31, 2005 (unaudited)

in USD millions, for the three months ended December 31	General Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues														
Direct written premiums and policy fees	7,339	7,478	2,626	3,058	–	–	76	93	8	11	(2)	7	10,047	10,647
Assumed written premiums	247	273	18	17	–	–	237	886	32	36	(84)	(144)	450	1,068
Gross written premiums and policy fees	7,586	7,751	2,644	3,075	–	–	313	979	40	47	(86)	(137)	10,497	11,715
Less premiums ceded to reinsurers	(1,476)	(1,648)	(150)	(244)	–	–	85	(140)	(31)	(35)	86	137	(1,486)	(1,930)
Net written premiums and policy fees	6,110	6,103	2,494	2,831	–	–	398	839	9	12	–	–	9,011	9,785
Net change in reserves for unearned premiums	692	951	(18)	(12)	–	–	321	272	(5)	(9)	–	–	990	1,202
Net earned premiums and policy fees	6,802	7,054	2,476	2,819	–	–	719	1,111	4	3	–	–	10,001	10,987
Farmers management fees	–	–	–	–	520	502	–	–	–	–	–	–	520	502
Net investment income	747	671	1,540	1,691	39	33	205	186	147	95	(307)	(216)	2,371	2,460
Net capital gains on investments and impairments	97	13	3,230	3,188	–	–	274	738	89	59	–	–	3,690	3,998
Net gain/(loss) on divestments of businesses	(1)	26	1	(4)	–	–	2	4	5	54	–	–	7	80
Other income	182	201	294	248	–	–	43	53	254	361	(305)	(239)	468	624
Total revenues	7,827	7,965	7,541	7,942	559	535	1,243	2,092	499	572	(612)	(455)	17,057	18,651
Intersegment transactions	(283)	(323)	(44)	18	(10)	(26)	65	(168)	(340)	44	612	455	–	–
Benefits, losses and expenses														
Losses and loss adjustment expenses, net of reinsurance	5,037	6,207	49	25	–	–	392	272	2	7	(17)	(10)	5,463	6,501
Life insurance death and other benefits, net of reinsurance	37	57	2,609	3,055	–	–	101	189	4	4	9	(14)	2,760	3,291
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	3	–	30	(635)	–	–	(27)	28	15	24	9	3	30	(580)
Insurance benefits and losses, net of reinsurance	5,077	6,264	2,688	2,445	–	–	466	489	21	35	1	(21)	8,253	9,212
Policyholder dividends and participation in profits, net of reinsurance	(1)	3	3,388	4,123	–	–	255	712	–	–	–	–	3,642	4,838
Underwriting and policy acquisition costs, net of reinsurance	1,087	1,103	320	272	–	–	233	609	15	2	–	–	1,655	1,986
Administrative and other operating expenses	873	615	488	450	253	254	14	(15)	246	171	(326)	(210)	1,548	1,265
Amortization and impairments of intangible assets	24	27	32	88	11	23	–	3	3	2	–	–	70	143
Interest expense on debt	42	4	–	6	–	–	45	40	154	211	(128)	(166)	113	95
Interest credited to policyholders and other interest	87	27	161	208	–	–	57	104	109	(5)	(159)	(58)	255	276
Total benefits, losses and expenses	7,189	8,043	7,077	7,592	264	277	1,070	1,942	548	416	(612)	(455)	15,536	17,815
Net income/(loss) before income taxes	638	(78)	464	350	295	258	173	150	(49)	156	–	–	1,521	836
Income tax expense attributable to policyholders													(175)	(229)
Income tax (expense)/benefit attributable to shareholders													(346)	74
Net income attributable to minority interests													(42)	(72)
Net income attributable to shareholders													958	609
Business operating profit	560	(146)	249	201	295	268	133	165	(153)	10	–	–	1,084	498

Information for the three months ended December 31, 2005 (unaudited)

ɔnciliation of net me before share- lers' taxes and ness operating ït by business nent

in USD millions, for the three months ended December 31	General Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Functions		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net income/(loss) before shareholders' taxes	**638**	(78)	**289**	121	**295**	258	**173**	150	**(49)**	156	**1,346**	607
Adjusted for:												
Net capital gains on investments and impairments, excluding capital markets and banking activities and certain securities held for specific economic hedging purposes	**(97)**	(13)	**(3,230)**	(3,188)	**–**	–	**(334)**	(673)	**(57)**	(59)	**(3,718)**	(3,933)
Policyholder allocation of net capital gains on investments and impairments	**–**	–	**3,173**	3,218	**–**	–	**296**	693	**–**	–	**3,469**	3,911
Net income attributable to minority interests	**(11)**	(12)	**(2)**	(4)	**–**	–	**–**	(1)	**(29)**	(55)	**(42)**	(72)
Net loss/(gain) on divestments of businesses	**1**	(26)	**(1)**	4	**–**	–	**(2)**	(4)	**(5)**	(54)	**(7)**	(80)
Foreign currency differences on intercompany investments	**13**	(22)	**–**	–	**–**	–	**–**	–	**(13)**	22	**–**	–
Restructuring provisions and other	**16**	5	**20**	50	**–**	10	**–**	–	**–**	–	**36**	65
Business operating profit	**560**	**(146)**	**249**	**201**	**295**	**268**	**133**	**165**	**(153)**	**10**	**1,084**	**498**

neral
urance -
stomer
ment
orting

Information for the three months ended December 31, 2005 (unaudited)

in USD millions, for the three months ended December 31	Global Corporate		North America Commercial		Europe General Insurance		International Businesses		Centrally Managed Businesses		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**1,311**	1,353	**3,212**	3,210	**2,415**	2,669	**742**	677	**72**	14	**(166)**	(172)	**7,586**	7,751
Net earned premiums and policy fees	**1,019**	1,210	**2,449**	2,210	**2,788**	3,130	**548**	536	**(2)**	(32)	**–**	–	**6,802**	7,054
Insurance benefits and losses	**918**	914	**1,947**	3,222	**1,892**	1,809	**327**	308	**(7)**	11	**–**	–	**5,077**	6,264
Policyholder dividends and participation in profits	**–**	(1)	**1**	4	**(2)**	–	**–**	–	**–**	–	**–**	–	**(1)**	3
Total net technical expenses	**198**	221	**697**	382	**671**	717	**176**	169	**16**	7	**15**	(26)	**1,773**	1,470
Net underwriting result	**(97)**	76	**(196)**	(1,398)	**227**	604	**45**	59	**(11)**	(50)	**(15)**	26	**(47)**	(683)
Net investment income	**100**	121	**250**	170	**283**	235	**43**	37	**100**	116	**(29)**	(8)	**747**	671
Net capital gains/(losses) on investments and impairments	**12**	(2)	**15**	34	**50**	(25)	**20**	6	**–**	–	**–**	–	**97**	13
Net non-technical result	**(9)**	(13)	**(52)**	23	**(91)**	(82)	**1**	(7)	**(52)**	18	**44**	(18)	**(159)**	(79)
Net income/(loss) before income taxes	**6**	**182**	**17**	**(1,171)**	**469**	**732**	**109**	**95**	**37**	**84**	**–**	**–**	**638**	**(78)**
Business operating profit	**(10)**	**159**	**3**	**(1,206)**	**449**	**733**	**83**	**84**	**35**	**84**	**–**	**–**	**560**	**(146)**

Ratios, as % of net earned premiums and policy fees	Global Corporate 2005	Global Corporate 2004	North America Commercial 2005	North America Commercial 2004	Europe General Insurance 2005	Europe General Insurance 2004	International Businesses 2005	International Businesses 2004	Centrally Managed Businesses 2005	Centrally Managed Businesses 2004	Eliminations 2005	Eliminations 2004	Total 2005	Total 2004
Loss ratio	**90.1%**	75.5%	**79.5%**	145.8%	**67.9%**	57.8%	**59.5%**	57.7%	**(222.0%)**	34.8%	**n/a**	n/a	**74.7%**	88.8%
Expense ratio [1]	**19.5%**	18.1%	**28.6%**	17.5%	**24.1%**	22.9%	**32.0%**	31.9%	**527.5%**	21.3%	**n/a**	n/a	**26.0%**	20.9%
Combined ratio	**109.6%**	**93.6%**	**108.1%**	**163.3%**	**92.0%**	**80.7%**	**91.5%**	**89.6%**	**305.5%**	**56.1%**	**n/a**	**n/a**	**100.7%**	**109.7%**

[1] Including policyholder dividends and participation in profits.

Information for the three months ended December 31, 2005 (unaudited)

in USD millions, for the three months ended December 31	USA		United Kingdom		Europe: Germany		Europe: Switzerland		Europe: Rest of Europe [1]		International Businesses		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Insurance deposits	**121**	129	**1,881**	1,210	**253**	220	**10**	9	**635**	475	**303**	259	**–**	–	**3,203**	2,302
Gross written premiums and policy fees	**166**	143	**410**	611	**1,099**	1,141	**486**	672	**353**	335	**133**	171	**(3)**	2	**2,644**	3,075
Net earned premiums and policy fees	**122**	115	**346**	528	**1,082**	1,036	**483**	668	**326**	307	**117**	165	**–**	–	**2,476**	2,819
Net investment income	**78**	80	**701**	790	**397**	428	**159**	203	**144**	146	**61**	44	**–**	–	**1,540**	1,691
Net capital gains on investments and impairments	**8**	25	**2,658**	2,723	**171**	57	**82**	16	**179**	157	**132**	210	**–**	–	**3,230**	3,188
Other income (incl. net gain on divestments of businesses)	**26**	–	**94**	99	**108**	96	**14**	10	**7**	32	**46**	7	**–**	–	**295**	244
Total revenues	**234**	220	**3,799**	4,140	**1,758**	1,617	**738**	897	**656**	642	**356**	426	**–**	–	**7,541**	7,942
Insurance benefits and losses, net of reinsurance	**61**	63	**483**	335	**1,251**	1,076	**569**	747	**261**	142	**63**	82	**–**	–	**2,688**	2,445
Policyholder dividends and participation in profits, net of reinsurance	**3**	16	**2,826**	3,236	**203**	325	**(26)**	42	**263**	309	**119**	195	**–**	–	**3,388**	4,123
Underwriting and policy acquisition costs, net of reinsurance	**10**	15	**150**	174	**56**	(14)	**40**	40	**34**	29	**30**	28	**–**	–	**320**	272
Administrative and other operating expenses	**19**	20	**185**	185	**114**	58	**58**	63	**49**	42	**63**	82	**–**	–	**488**	450
Amortization and impairments of intangible assets	**9**	5	**11**	21	**11**	18	**–**	–	**1**	42	**–**	2	**–**	–	**32**	88
Interest expense on debt and other interest	**49**	45	**36**	43	**75**	108	**5**	8	**(6)**	8	**2**	2	**–**	–	**161**	214
Total benefits, losses and expenses	**151**	164	**3,691**	3,994	**1,710**	1,571	**646**	900	**602**	572	**277**	391	**–**	–	**7,077**	7,592
Net income before income taxes	**83**	**56**	**108**	**146**	**48**	**46**	**92**	**(3)**	**54**	**70**	**79**	**35**	**–**	**–**	**464**	**350**
Business operating profit	**80**	**51**	**(18)**	**(6)**	**36**	**31**	**56**	**46**	**26**	**38**	**69**	**41**	**–**	**–**	**249**	**201**

[1] Including interregion eliminations.

Summary of quarterly consolidated financial information (unaudited)

Summary of quarterly consolidated financial information

in USD millions, for the three months ended	**12/31/05**	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	06/30/04	03/31/04
Gross written premiums and policy fees	**10,497**	10,346	12,062	13,892	11,715	11,165	12,123	14,233
Net earned premiums and policy fees	**10,001**	9,766	10,359	10,331	10,987	10,191	10,097	10,515
Net investment income and net capital gains on investments and impairments	**6,061**	7,607	5,878	3,601	6,458	3,079	2,879	3,179
Other revenues	**995**	901	869	817	1,206	882	902	839
Total revenues	**17,057**	18,274	17,106	14,749	18,651	14,152	13,878	14,533
Insurance benefits and losses, net of reinsurance	**8,253**	7,941	8,325	7,900	9,212	8,606	7,827	8,467
Policyholder dividends and participation in profits, net of reinsurance	**3,642**	5,556	3,350	1,884	4,838	1,514	999	1,401
Other expenses	**3,641**	3,875	3,681	3,672	3,765	3,501	3,747	3,669
Total benefits, losses and expenses	**15,536**	17,372	15,356	13,456	17,815	13,621	12,573	13,537
Net income before income taxes	**1,521**	**902**	**1,750**	**1,293**	**836**	**531**	**1,305**	**996**
Net income attributable to shareholders	**958**	**457**	**1,020**	**779**	**609**	**373**	**840**	**644**
Business operating profit	**1,084**	**558**	**1,271**	**1,034**	**498**	**512**	**1,104**	**874**


ZURICH
FINANCIAL SERVICES

Annual Results Reporting 2005 Analysts' presentation

Zurich, February 16, 2006

RECEIVED
2006 FEB 22 P 2:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Disclaimer and cautionary statement


ZURICH

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted, that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.

Agenda


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• Overview	James J. Schiro
• Annual results 2005	Patrick O'Sullivan
• Closing remarks	James J. Schiro
• Q&A	


ZURICH

Overview

James J. Schiro
Chief Executive Officer

February 16, 2006

Financial highlights


ZURICH

in USD millions for the years ended December 31	2005	2004[1]	Change
Gross written premiums and policy fees	46,797	49,236	-5%
Business operating profit	3,947	2,988	32%
Net income attributable to shareholders	3,214	2,466	30%
General Insurance combined ratio	100.8%	102.0%	1.2pts
Life Insurance new business profit margin[2]	14.5%	11.4%	3.1pts
Return on common shareholders' equity (ROE)[3]	15.5%	13.6%	1.9pts
Business operating profit (after tax) ROE[3]	13.6%	12.6%	1.0pts

[1] Certain 2004 amounts have been restated for implementation of several new and revised accounting standards and to conform to the current presentation of our segments.

[2] As % of APE (Annual Premiums Equivalent)

[3] Performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common shareholders.


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Annual results 2005

Patrick O'Sullivan

Group Finance Director

February 16, 2006

Business operating profit by segment


ZURICH

in USD millions for the years ended December 31	2005	2004	Change
General Insurance	1,914	1,241	54%
Life Insurance	1,079	934	16%
Farmers Management Services	1,221	1,109	10%
Other Businesses	441	229	93%
Corporate Functions	-708	-525	-35%
Total	3,947	2,988	32%

Gross written premiums and policy fees by segment


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in USD millions for the years ended December 31	2005	2004	Change
General Insurance	33,401	33,855	-1%[1]
Life Insurance	10,535	10,948	-4%[2]
Other Businesses	3,004	4,704	-36%
Other segments and eliminations	-143	-271	nm
Total	46,797	49,236	-5%

1 After adjusting for foreign currency translation effects and divestments of businesses, gross written premiums and policy fees in General Insurance also declined by 1%.

2 After adjusting for foreign currency translation effects, divestments of businesses and the redesign of the group pension business model in Switzerland, gross written premiums and policy fees in Life Insurance increased by 1%.

General Insurance key performance indicators


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Business operating profit

in USD millions for the years ended December 31	2005	2004	Change
Global Corporate	25	585	-96%
North America Commercial	223	-1,298	nm
Europe General Insurance	1,509	1,564	-4%
International Businesses	256	244	5%
Centrally Managed Businesses	-99	146	nm
Total	1,914	1,241	54%

Combined ratio (%)

Total[1]
100.8
102.0
Global Corporate
107.4
93.9
NA Commercial
106.3
121.9
Europe GI
93.8
92.5
Int'l Businesses
94.0
93.0
90
100
110
2004
2005

[1] Including Centrally Managed Businesses and inter-segment eliminations

North America property catastrophe treaty


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2005 property CAT treaty[1]

Reinsurance cover 1,025m xs 175m

Net retention USD 175m

1st event

Reinsurance cover 825m xs 175m

Net retention USD 175m

2nd event

2006 property CAT treaty[1]

Reinsurance cover 850m xs 400m

Net retention USD 400m

1st event

Reinsurance cover 1,000m xs 250m

Net retention USD 250m

2nd event

[1] Simplified illustration of main treaties excluding co-insurance, per risk and subsidiary CAT cover

Development of reserves for Losses and Loss Adjustment Expenses (LAE)


ZURICH

in USD millions	2005	2004
Net reserves for losses and LAE, as of January 1	43,487	36,971
Net losses and LAE paid	-17,200	-17,517
Net losses and LAE incurred		
- Current year	22,465	21,529
- Prior year	141	1,964
Other movements (FX, divestments)	-2,699	540
Net reserves for losses and LAE, as of December 31	46,194	43,487

Non-life ultimate loss ratios by accident year


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Cumulative incurred loss ratios[1]	2001	2002	2003	2004	2005
In the year	81.4%	70.6%	67.1%	68.3%	73.3%
1 year later	85.7%	72.0%	66.1%	64.2%	
2 years later	85.8%	72.3%	65.4%		
3 years later	87.4%	74.5%			
4 years later	88.5%				

[1] In % of net earned premiums in that year

Life Insurance key performance indicators


ZURICH

in USD millions for the years ended December 31	2005	2004	Change
Business operating profit	1,079	934	16%
New business profit margin[1]	14.5%	11.4%	3.1pts
Embedded value operating profit	1,344	1,117	20%
Embedded value operating return, after tax[2]	10.9%	10.8%	0.1pts

[1] As % of APE (Annual Premiums Equivalent)
[2] Before foreign currency translation effects

Life Insurance business operating profit


ZURICH

in USD millions for the years ended December 31	2005	2004	Change
United States	236	203	16%
United Kingdom[1]	184	275	-33%
Germany	140	104	35%
Switzerland	236	167	41%
Italy	58	37	57%
Spain	37	28	32%
Ireland	33	21	57%
Other European countries	17	28	-39%
International Businesses	138	71	94%
Total	1,079	934	16%

[1] Including the Isle of Man

Life Insurance new business indicators


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Annual Premiums Equivalent and New Business Profit

in USD millions for the years ended Dec. 31	APE 2005	APE 2004	NBP 2005	NBP 2004
United States	111	120	47	74
United Kingdom[2]	1,017	891	90	49
Germany	525	794	87	95
Switzerland	105	114	16	11
Italy	103	81	18	15
Spain	104	47	15	10
Ireland	167	126	34	11
Other European countries	33	23	3	2
International Businesses	138	207	23	6
Total	2,303	2,403	333	273

New business profit margin[1]

US
42.0
61.0
UK2
8.9
5.4
Germany
16.6
12.0
Switzerland
15.7
10.0
Italy
17.2
18.5
Spain
14.5
22.1
Ireland
20.2
8.5
Other Europe
9.4
10.2
Int'l Businesses
17.0
3.1
Total
14.5
11.4
0
5
10
15
20
2005
2004

[1] As % of Annual Premiums Equivalent, after tax
[2] Including the Isle of Man

© Zurich Financial Services - Annual Results Reporting 2005, February 16, 2006

Life Embedded Value result


ZURICH

in USD millions for the years ended Dec. 31	2005	2004	Change
Opening Embedded Value	**12,757**	**10,412**	**23%**
Operating profit expected from in-force and net assets	942	842	12%
New business profit	333	273	22%
Operating variance and operating assumption changes	69	2	nm
Total operating profit	1,344	1,117	20%
Investment variance and change in economic assumptions	263	331	-21%
Embedded value profit	**1,607**	**1,448**	**11%**
Dividends and capital movements	-1,329	202	nm
Closing Embedded Value before currency translation effects	**13,035**	**12,062**	**8%**
Currency translation effects	-1,153	695	nm
Closing Embedded Value after currency translation effects	**11,882**	**12,757**	**-7%**

Business operating profit by segment


ZURICH

in USD millions for the years ended December 31	2005	2004	Change
General Insurance	1,914	1,241	54%
Life Insurance	1,079	934	16%
Farmers Management Services	1,221	1,109	10%
Other Businesses	441	229	93%
of which: Farmers Re	*196*	*224*	*-13%*
of which: Centre	*222*	*47*	*372%*
Corporate Functions	-708	-525	-35%
Total	3,947	2,988	32%

Investment performance of Group investments


ZURICH

in USD millions for the years ended December 31	2005	2004	Change
Net investment income	7,782	7,460	4%
Net capital gains on investments and impairments	2,512	956	163%
Net investment result	10,294	8,416	22%
Movements in net unrealized gains on investments included in common shareholders' equity	-300	2,053	nm
Total investment result	9,994	10,469	-5%
Average investments[1]	185,072	183,737	1%
Total investment return[2]	5.5%	5.8%	-0.3pts

1 Excluding average cash received as collateral for securities lending
2 Before investment expenses


ZURICH

Closing remarks

James J. Schiro
Chief Executive Officer

February 16, 2006

Our Zurich Way initiatives target more than USD 1.5 billion net over 3 years


ZURICH

	2005	2006	2007
	100% = USD 500m	100% = USD 500m	100% = USD 500m
Other	19%	9%	9%
Distribution	5%	18%	29%
Claims	23%	16%	16%
U/W	33%	36%	29%
Expenses	20%	21%	17%

- We comfortably exceeded our 2005 target of USD 500m
- More than 200 initiatives in 2006
- Rigorous tracking and execution

© Zurich Financial Services - Annual Results Reporting 2005, February 16, 2006

Q&A

Appendix

Catastrophe impact on the combined ratio by General Insurance market segment


ZURICH

for the year ended December 31, 2005	As reported	CAT impact
Global Corporate	107.4%	10.3%
North America Commercial	106.3%	7.8%
Europe General Insurance	93.8%	0.6%
International Businesses	94.0%	0.7%
Total	100.8%[1]	4.6%
Total for the year ended December 31, 2004	102.0%[2]	2.8%

[1] Including Centrally Managed Businesses and inter-segment eliminations
[2] Including adverse prior year reserve development of 7.7 pts



Asbestos & Environmental reserves


ZURICH

	2005		2004	
	Gross reserves[1]	3-year survival ratio	Gross reserves[1]	3-year survival ratio
Asbestos	2,957	20.4	2,964	22.1
of which: US	*1,652*	*16.3*	*1,601*	*15.9*
of which: UK	*1,305*	*29.9*	*1,363*	*34.1*
Environmental	462	6.8	500	6.7
Total	3,419		3,464	

[1] In USD millions

Life Insurance: IFRS net assets adjusted to bridge EV


ZURICH

in USD billions			2005
Tangible assets in IFRS equity			7.3
DAC and other intangibles			2.3
Goodwill			0.4
Life IFRS net assets			10.0
Adjustments:	Reserves and investment valuation differences[1]	-1.3	
	Deduct DAC and other intangibles	-2.3	
	Deduct goodwill[2]	-0.4	
Subtotal adjustments			-4.0
Value of business in-force (before cost of capital)			7.1
Cost of capital			-1.2
Embedded value			11.9
Net asset value		6.0	
Value of business in-force (after cost of capital)		5.9	

1 Difference between tangible IFRS net assets and NAV under EV
2 Goodwill is not included in EV, thus needs to be deducted from IFRS equity

Life Insurance: Shareholders' deferred acquisition costs and recoverability


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in USD billions	2005	2004
DAC/DOC assets included in Life segment balance sheet	9.1	9.6
Present value of future profits[1] and other intangibles	0.9	1.0
Deferred front-end fees	-4.6	-4.9
Policyholder share of DAC/DOC and other intangibles	-2.0	-2.2
Tax deductions on intangible assets	-1.1	-1.1
Net shareholders' intangibles after tax to be recovered from future earnings	2.3	2.4

[1] linked to acquisitions

Farmers Exchanges[1] financial highlights


ZURICH

in USD millions for the years ended December 31	2005	2004
Gross written premiums	14,528	14,189
Net underwriting result	235	236
Net surplus change (YTD)	484	462
Ending Surplus	4,630	4,146
Surplus Ratio	37.2%	36.5%


4,700
4,500
4,300
4,100
3,900
3,700
3,500
3,300
40%
38%
36%
34%
32%
30%
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
Surplus
Surplus ratio

[1] Zurich Financial Services has no ownership interest in the Farmers Exchanges. Farmers Group, Inc., a wholly owned subsidiary of the Group, provides management services to the Farmers Exchanges and receives fees for its services.

Farmers Exchanges – combined ratio by line of business


ZURICH

for the years ended December 31	2005	2004	Change
Auto	97.7%	99.9%	2.2 pts
Homeowners	82.7%	77.8%	-4.9 pts
Commercial P&C[1]	98.3%	99.0%	0.7 pts
Workers' Compensation	99.2%	99.7%	0.5 pts
Specialty	103.6%	99.9%	-3.7 pts
Total	97.1%	96.8%	-0.3 pts
Adjusted combined ratio[2]	90.2%	89.9%	-0.3 pts

[1] Excludes earthquake losses before quota share treaties

[2] Adjusted for profit portion of management fees

© Zurich Financial Services - Annual Results Reporting 2005, February 16, 2006



Farmers Exchanges – development of the combined ratio


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Quarterly combined ratio

125%
120%
115%
110%
105%
100%
95%
90%

California wildfires
Florida hurricanes
Rita
Katrina

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

2001 2002 2003 2004 2005

RECEIVED
2006 FEB 22 P 2:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



ZURICH
FINANCIAL SERVICES

Annual Results Reporting 2005
Media presentation

Zurich, February 16, 2006

Disclaimer and cautionary statement


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Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted, that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.

Agenda

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• Overview	James J. Schiro
• Annual results 2005	Patrick O'Sullivan
• Closing remarks	James J. Schiro
• Q&A	

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Overview

James J. Schiro
Chief Executive Officer

February 16, 2006

Financial highlights


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in USD millions for the years ended December 31	2005	2004[1]	Change
Gross written premiums and policy fees	46,797	49,236	-5%
Business operating profit	3,947	2,988	32%
Net income attributable to shareholders	3,214	2,466	30%
General Insurance combined ratio	100.8%	102.0%	1.2pts
Life Insurance new business profit margin[2]	14.5%	11.4%	3.1pts
Return on common shareholders' equity (ROE)[3]	15.5%	13.6%	1.9pts
Business operating profit (after tax) ROE[3]	13.6%	12.6%	1.0pts

1 Certain 2004 amounts have been restated for implementation of several new and revised accounting standards and to conform to the current presentation of our segments.
2 As % of APE (Annual Premiums Equivalent)
3 Performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common shareholders.

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Annual results 2005

Patrick O'Sullivan
Group Finance Director

February 16, 2006

Business operating profit by segment


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in USD millions for the years ended December 31	2005	2004	Change
General Insurance	1,914	1,241	54%
Life Insurance	1,079	934	16%
Farmers Management Services	1,221	1,109	10%
Other Businesses	441	229	93%
Corporate Functions	-708	-525	-35%
Total	3,947	2,988	32%

Gross written premiums and policy fees by segment


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in USD millions for the years ended December 31	2005	2004	Change
General Insurance	33,401	33,855	-1%[1]
Life Insurance	10,535	10,948	-4%[2]
Other Businesses	3,004	4,704	-36%
Other segments and eliminations	-143	-271	nm
Total	46,797	49,236	-5%

1 After adjusting for foreign currency translation effects and divestments of businesses, gross written premiums and policy fees in General Insurance also declined by 1%.

2 After adjusting for foreign currency translation effects, divestments of businesses and the redesign of the group pension business model in Switzerland, gross written premiums and policy fees in Life Insurance increased by 1%.

General Insurance key performance indicators


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Business operating profit

in USD millions for the years ended December 31	2005	2004	Change
Global Corporate	25	585	-96%
North America Commercial	223	-1,298	nm
Europe General Insurance	1,509	1,564	-4%
International Businesses	256	244	5%
Centrally Managed Businesses	-99	146	nm
Total	1,914	1,241	54%

Combined ratio (%)

	2004	2005
Total[1]	100.8	102.0
Global Corporate	107.4	93.9
NA Commercial	106.3	121.9
Europe GI	93.8	92.5
Int'l Businesses	94.0	93.0

90 100 110

■ 2004 ■ 2005

[1] Including Centrally Managed Businesses and inter-segment eliminations

Life Insurance key performance indicators


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in USD millions for the years ended December 31	2005	2004	Change
Business operating profit	1,079	934	16%
New business profit margin[1]	14.5%	11.4%	3.1pts
Embedded value operating profit	1,344	1,117	20%
Embedded value operating return, after tax[2]	10.9%	10.8%	0.1pts

1 As % of APE (Annual Premiums Equivalent)

2 Before foreign currency translation effects

Life Insurance business operating profit


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in USD millions for the years ended December 31	2005	2004	Change
United States	236	203	16%
United Kingdom[1]	184	275	-33%
Germany	140	104	35%
Switzerland	236	167	41%
Italy	58	37	57%
Spain	37	28	32%
Ireland	33	21	57%
Other European countries	17	28	-39%
International Businesses	138	71	94%
Total	1,079	934	16%

[1] Including the Isle of Man

Life Insurance new business indicators


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Annual Premiums Equivalent and New Business Profit

in USD millions for the years ended Dec. 31	APE 2005	APE 2004	NBP 2005	NBP 2004
United States	111	120	47	74
United Kingdom[2]	1,017	891	90	49
Germany	525	794	87	95
Switzerland	105	114	16	11
Italy	103	81	18	15
Spain	104	47	15	10
Ireland	167	126	34	11
Other European countries	33	23	3	2
International Businesses	138	207	23	6
Total	2,303	2,403	333	273

New business profit margin[1]

	2005	2004
US	42.0	61.0
UK[2]	8.9	5.4
Germany	16.6	12.0
Switzerland	15.7	10.0
Italy	17.2	18.5
Spain	14.5	22.1
Ireland	20.2	8.5
Other Europe	9.4	10.2
Int'l Businesses	17.0	3.1
Total	14.5	11.4

0 5 10 15 20

■ 2005
■ 2004

1 As % of Annual Premiums Equivalent, after tax
2 Including the Isle of Man

Business operating profit by segment


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in USD millions for the years ended December 31	2005	2004	Change
General Insurance	1,914	1,241	54%
Life Insurance	1,079	934	16%
Farmers Management Services	1,221	1,109	10%
Other Businesses	441	229	93%
of which: Farmers Re	*196*	*224*	*-13%*
of which: Centre	*222*	*47*	*372%*
Corporate Functions	-708	-525	-35%
Total	3,947	2,988	32%


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Closing remarks

James J. Schiro
Chief Executive Officer

February 16, 2006

Our Zurich Way initiatives target more than USD 1.5 billion net over 3 years


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	2005	2006	2007
	100% = USD 500m	100% = USD 500m	100% = USD 500m
Other	19%	9%	9%
Distribution			
Claims	23%	16%	16%
U/W	33%	36%	29%
Expenses	20%	21%	17%

- We comfortably exceeded our 2005 target of USD 500m
- More than 200 initiatives in 2006
- Rigorous tracking and execution

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Q&A